
13002816

Software and Connectivity Solutions for the Next Generation of Healthcare Providers

connect. care. thrive.

QSi

NEXTGEN HEALTHCARE

# 2013 ANNUAL REPORT

## COMPANY PROFILE

Quality Systems, Inc. (NASDAQ:QSII) develops and markets computer-based practice management, electronic health records and revenue cycle management applications along with connectivity products and services. The Company serves medical and dental group practices as well as rural and community hospitals.

## COMPREHENSIVE PRODUCT AND SERVICE OFFERINGS

Quality Systems (QSI) and its NextGen Healthcare subsidiary (QSI/NextGen Healthcare) offer a wide range of cutting-edge healthcare information technology solutions designed to address the changing healthcare landscape and evolving models. Some of the Company's innovative products, services and solutions include:


Ambulatory

**NextGen® Ambulatory EHR**
An electronic health record solution that enables anywhere, anytime access to accurate patient data for enhancing care.


Practice Management

**NextGen® Practice Management**
An integrated solution that helps accelerate cash flow and increase both revenue control and productivity, enabling providers to make better business decisions and improve patient care.


Patient Portal

**NextGen® Patient Portal**
A secure online tool enabling patients to access their health records, which engages and empowers them while aiding providers in meeting Meaningful Use Stage 2 requirements.


RCM

**NextGen® Revenue Cycle Management**
Specialized professional services that apply best practices to improve financial performance, streamline workflow and eliminate administrative problems, allowing providers to focus on patient care.


NextPen

**NextPen®**
An electronic pen that digitally captures a patient or provider's handwriting on forms and interprets it as discrete data. The information becomes part of a chart within the EHR and streamlines data input while enhancing patient satisfaction.


EDR

**NextGen® EDR**
An electronic-based dental record that integrates with both NextGen Ambulatory EHR and NextGen Practice Management to provide better patient care and safety, using a single patient record across medical and dental practices.


Inpatient Clinicals

**NextGen® Inpatient Clinicals**
A comprehensive suite of clinical applications for hospitals that includes Computerized Physician Order Entry (CPOE), clinical decision support, order management, advanced reporting and clinical data tools to improve care and outcomes.


HS
Inpatient Financials

**NextGen® Inpatient Financials**
A complete suite of financial applications as well as reporting and decision support tools designed for hospitals, clinics and specialty centers to enhance business decisions and results.


Population Health

**NextGen® Population Health**
An automated, integrated outreach tool that enables providers to engage patients, improve outcomes and deliver collaborative, accountable care across their patient panel.


HIE

**NextGen® Health Information Exchange**
A connectivity tool that enables electronic-based, secure sharing of patient data across multiple vendors and medical communities allowing providers to deliver collaborative care.


EDI Services

**NextGen® Electronic Data Interchange**
A solution suite that automates data transfer between NextGen Healthcare, other healthcare organizations and third party payer entities helping providers reduce costs, speed payments, and improve productivity.


Surgical Management

**NextGen® Surgical Management**
A robust application that helps hospitals manage their operating room so they can optimize throughput, quality, efficiency, costs and patient safety.

# letter to shareholders

The changing models currently emerging within our nation's healthcare system, coupled with healthcare reform and rapid adoption of electronic-based health records, are transforming today's healthcare information technology sector (HCIT). We view these changes as opportunities that created new avenues for Quality Systems, Inc. (QSI) as we shift from primarily a software company to an integrated services-based provider.

The transformation from paper to Electronic Health Records (EHR) forever changed our nation's healthcare system, and this new environment served as the catalyst for the organizational restructuring the Company underwent during fiscal 2013.

QSI and its NextGen Healthcare subsidiary (QSI/NextGen Healthcare) spent this past fiscal year realigning the Company to better meet the needs of this new landscape by making significant changes within our organization. To this end, in fiscal 2013, we created new leadership positions and restructured our sales efforts.

We appointed a seasoned technology executive to the post of chief operating officer to oversee company-wide operations and also reorganized the sales and marketing functions under a veteran sales executive who has been with the Company for more than a decade. In addition, we centralized our technology efforts by establishing a new chief technology officer position to better manage our development resources. We also restructured sales efforts to further leverage our multi-product offering and take advantage of cross-selling opportunities. And we began placing additional emphasis on Revenue Cycle Management (RCM) through our NextGen RCM Services business unit. Our RCM business is growing rapidly as revenue



**Sheldon Razin**
Chairman of the Board
and Founder

**Steven T. Plochocki**
President and
Chief Executive Officer

improvement and rapid reimbursement become necessary to successfully operate under healthcare reform.

As the adoption of EHR stabilizes, the rise of a new model takes center stage. Accountable Care Organizations (ACOs) – networks of healthcare professionals all focused on providing timely access to patient-centered, cost-effective qualitative care – are driving the future of healthcare. We are helping our ACO-based clients meet the needs of tomorrow by providing them with the right tools today.

Our repositioning efforts during fiscal 2013 are also laying a solid foundation for a successful fiscal 2014 and beyond. We've worked hard to achieve the latest certification status and, as a result, ended the year as one of the first companies certified as an Office of the National Coordinator for Health Information Technology (ONC HIT) Complete EHR by the



"NextGen's extensive portfolio and depth of its emerging technologies affords PRN a scalable EHR platform and practice management solution as well as RCM services that streamline our processes while enhancing quality of care. NextGen's fully integrated solutions and services offer us flexibility, customization and scalability, ensuring our 400 therapists can practice more efficiently and cost-effectively as they strive to achieve the best possible outcomes."

**Jim Ripp**
Chief Executive Officer
Physical Rehabilitation Network

Client since 2013
(in implementation phase)


Ambulatory
Practice Management
Patient Portal
NextPen
RCM

Certification Commission for Health Information Technology (CCHIT®). NextGen® Ambulatory EHR version 5.8 and NextGen® Electronic Dental Record (NextGen EDR) version 4.3 are both ONC HIT 2014 Edition certified as a Complete EHR. Additionally, NextGen® Inpatient Clinicals version 2.6 is ONC HIT 2014 Edition certified as an EHR Module.

These milestones fortify our market position as we are the only company to achieve Stage 2 Meaningful Use (MU) certification for physicians, dentists and hospitals. MU refers to standards defined by the Centers for Medicare & Medicaid Services (CMS) EHR Incentive Programs that govern use of electronic health records and allow eligible providers and hospitals to earn incentive payments by meeting specific criteria.

QSI/NextGen Healthcare is committed to helping its clients meet the demands of this evolving market by guiding them through the various stages of MU. In fact, the Company ranks among the top four for MU attestations for physicians, and is one of only four organizations among the top 12 for attestations for both the in-patient and ambulatory markets. Moreover, in the first quarter of the 2013 calendar year, NextGen Healthcare ranked number one in terms of the improvement for new physicians reaching attestation stages.

All these initiatives, along with our ability to help clients improve patient outcomes and enhance financial performance, have better positioned the Company for continued participation in this exciting period within the healthcare industry.

*"CCHIT" and CCHIT Certified® are registered trademarks of the Certification Commission for Health Information Technology

*Full product certification details available at www.cchit.org; NextGen® Ambulatory EHR version 5.8 https://www.cchit.org/show-onc-cert?certid=a055000000Oib5bAAB; NextGen® EDRversion 4.3 https://www.cchit.org/show-onc-cert?certid=a055000000OqbMKAAZ; and NextGen®Inpatient Clinicals version 2.6 https://www.cchit.orgshow-onc-cert?certid=a055000000OrXhhAAF

# new healthcare models

Over the years, QSI/NextGen Healthcare has secured a distinct advantage in the HCIT marketplace, based on the depths of our innovative software and product offerings, successful services solutions and unparalleled industry expertise.

All this expertise converges in the NextGen® Ecosystem, which encompasses our ambulatory and hospital solutions as well as RCM and consulting services. The NextGen Ecosystem was built to seamlessly link patients and providers to critical data and aid in the delivery of value-based care. Value-based care incorporates costs, quality and outcomes. Our patient-centric NextGen Ecosystem is designed to support our clients and their patients as they become more involved, connected, healthier and successful at managing care. It incorporates four key elements influencing value-based medicine and driving healthcare organizations today: interoperability, whereby systems and devices exchange and interpret shared data; collaborative care, meaning the coordination of all healthcare constituents on behalf of the patient; population health, a protocol-based health management platform that evaluates outcomes of groups of individuals to improve care quality; and, data analytics for accessing key data points and improving performance while managing compliance and incentive programs.

This patient-centric, value-based approach to care is the direction toward which our nation's integrated healthcare system is moving. The NextGen Ecosystem enables provider organizations to **connect, care and thrive** within this dynamic environment.


Patients
Population Health
Collaborative Care
NEXTGEN
HEALTHCARE
ECO SYSTEM
Analytics
Interoperability
Providers

The NextGen Ecosystem helps clients connect with health systems, communities, patients, payers and other providers; improve the collaboration, coordination and quality of care they deliver; and, to thrive financially.

In an ACO-emerging market, other models such as Patient Centered Medical Home (PCMH) and Pay for Performance (P4P) are also prevalent in the new landscape. PCMH encourages patients' involvement in their own health and well-being; and, P4P compensates providers when quality metrics targets are met. Our leadership position in addressing all these models is evidenced by the nearly 150 ACO clients and more than 2,300 PCMH providers we serve in 26 states.

As the industry experiences the downside of the bell curve for EHR adoption, the upside lies in our abilities to assist clients as they plot their course for participation in these new emerging models and **connect, care and thrive** using the NextGen Ecosystem.

# connect. care. thrive.



*"We immediately recognized the value of connecting the NextGen solutions we employ shortly after implementation. One of our physicians was able to access an emergency room patient's record directly from the ER in real time. This saved us time, ultimately improving the level of care we delivered."*


Ambulatory


Practice Management

**Scott Bailey**
Chief Executive Officer
Cardiology Clinic of San Antonio

Client since 2006

QSI/NextGen Healthcare helps clients **connect** with patients, payers, practices and other providers such as clinics, hospitals, networks, health systems and communities. This interaction fosters connectivity amongst these types of entities while bringing flexibility, value of integration and interoperability to support patient engagement and satisfaction. With anytime, anywhere access, our solutions make it easy to stay connected to any relevant party involved in the delivery of care.

Some of our key connectivity solutions include:

- NextGen® EHR Connect – Promotes the sharing of medical records and vital patient data across care electronically, in real time and within the existing workflow.
- NextGen® Patient Portal – Allows physicians to connect and communicate with patients online and seamlessly import captured data directly into the NextGen Ambulatory EHR in a secure and compliant manner. Through the deployment

of web-based tools, patients are engaged in their care and providers' administrative requirements are reduced.

- NextGen® Health Information Exchange (NextGen HIE) – Fosters the electronic-based, secure sharing of patient data across multiple vendors and medical communities. Our award-winning HIE solution is currently in operation in more than 30 communities, used by more than 34,000 providers and improving care for 12.7 million patients.

*"With the NextGen Enterprise Chart feature that resides within the NextGen Ambulatory EHR, we have the ability to share patient records across the enterprise – between our specialists and primary care providers – breaking down barriers of care. This level of connectivity definitely helps set our care and patient experience apart within the community we serve."*


Ambulatory


Practice Management


Patient Portal



**Gustin Ho, MD FACP**
Internal Medicine and Cardiology
Past President
Chinese Community
Health Care Association

Client since 2007

# connect. care. thrive.

QSI/NextGen Healthcare helps improve both the collaboration and coordination of **care** to reach quality patient outcomes. With an emerging movement to shift America's focus from illness to wellness, we have developed a comprehensive approach to helping our clients easily and seamlessly make that change.

We work closely with a variety of healthcare organizations to improve the health of their patients through better coordination and to reduce the cost of care. This helps in the delivery of more collaborative, patient-centric care.

Our care solutions span several innovative offerings, including:

- NextGen Ambulatory EHR - Enables complete, accurate documentation for managing patient care electronically. Improves clinical processes and patient outcomes through point-of-care electronic charting. Our newly released 8 Series EHR provides users an intuitive and simple experience.
- NextGen® Population Health (NextGen PH) – Features an integrated, protocol-based patient engagement, communications and



*"With NextGen's Population Health solution, we can better manage our patient base – particularly those with chronic conditions – who are oftentimes hard to reach. In fact, NextGen's Population Health is helping us to physically get these types of patients into the office for their regularly scheduled visits, allowing us to stay on top of their care plans."*

**Patrick Stevenson**
Director of IT
Infinity Primary Care

Client since 2005


Ambulatory

Practice
Management

Patient Portal

Population
Health

NextPen

*"We are both more effective and efficient in caring for our patients with the help of NextGen. Its solutions allow us to clearly identify where we can cut costs in our procedures, thus passing those savings along."*


Surgical
Management

Inpatient
Clinicals

Inpatient
Financials


**Wendy Bitner**
Chief Nursing Officer
Animas Surgical Hospital

Client since 2009

measurement tool that empowers providers in the delivery of collaborative care. It evaluates outcomes of groups of individuals to promote wellness. NextGen PH closely integrates with NextGen Ambulatory EHR and NextGen® Practice Management (NextGen PM).

- NextGen® Health Quality Measures (NextGen HQM) – Serves as a clinical data repository for automating clinical outcomes, reporting and quality measures required by P4P programs, such as the Economic Stimulus, whereby incentives are distributed for transition to EHR platforms.
- NextGen Inpatient Clinicals – Utilized by critical access and community hospitals nation-wide, this comprehensive clinical system features Computerized Physician Order Entry (CPOE), clinical decision support, order management, advanced reporting, a clinical data repository and other capabilities for tracking clinical data.

# connect. care. thrive.



"Thanks to NextGen RCM Services, Beacon thrives in today's evolving regulatory environment, which is driven by constant governmental and insurance reimbursement changes. Despite these challenges, NextGen RCM Services has helped us lower our days in accounts receivable and decrease first-time denial rates to less than one percent."


Ambulatory

Practice Management

Patient Portal

RCM

**Andy Blankemeyer**
Director of Operations and
Revenue Cycle Management
Beacon Orthopaedics & Sports Medicine

Client since 2006

QSI/NextGen Healthcare helps clients **thrive** financially by leveraging intelligence and using information to optimize reimbursement. Analyzing data to extract useful clinical information is key to this process. We apply best practices and novel technologies to achieve accurate reimbursements. Our RCM expertise gives clients a financial advantage and competitive edge, freeing them up to focus on what they do best – delivering quality care – while we support the business side of their practices. This is of particular importance as billing becomes more complex amid changing models and healthcare reform.

Solutions we offer to help our clients thrive include:

- NextGen RCM Services – Offers technology-driven, revenue improvement services for realizing significant business efficiencies and fostering timely and accurate reimbursement. RCM has become an increasingly important function for providers today.

- NextGen PM – Automates numerous administrative functions and streamlines workflow across entire practices. NextGen PM improves productivity and enhances both revenue and cash flow for medical practices.
- NextGen® Inpatient Financials – Provides hospitals and clinics a fully integrated, feature-rich solution with financial applications and reporting capabilities as well as decision support.
- NextGen® Electronic Data Interchange (NextGen EDI) – Securely moves electronic data within the NextGen® system. Our EDI experts simplify complex business tasks on behalf of clients, allowing them to attain sustainable financial rewards.

*"We significantly reduced days in accounts receivable and picked up dollars that were left on the table before we were using NextGen RCM Services. NextGen RCM Services has significantly contributed to enhancing our bottom-line performance."*




Ambulatory
Practice Management
Patient Portal
RCM

**Breanna Krebs**
Manager of Development
Muir Medical Group
Client since 2006



"Within one year of implementing NextGen solutions, our days in accounts receivable declined by 89 percent and have remained there for three years now. With EDR, EHR and EPM all working in concert, our claims follow-up is remarkable since everything we need to succeed is right at our fingertips."

**Antonia Hayworth**
Billing Supervisor
Greenville Rancheria

Client since 2009


EDR


Ambulatory


Practice
Management

Dental practices and various types of community health centers also recognize the many benefits of an integrated EHR platform.

QSIDental® solutions help these providers move beyond paper charting and toward accurate and intuitive electronic recording. Whether integrating NextGen EDR with NextGen Ambulatory EHR in a medical or dental clinic setting or using the QSIDental Web™ at group dental organizations, they improve the safety, efficiency and financial performance of practices, regardless of size.

QSI/NextGen Healthcare dental solutions include:

- NextGen EDR – Acts as the dental complement to the NextGen Ambulatory EHR and NextGen PM platform. NextGen EDR aids in improving patient care, reducing costs and increasing revenue for Federally Qualified Health Centers (FQHCs), Community Health Centers (CHCs) or Rural Health Centers.
- QSIDental Web – Delivers anytime, anywhere cloud-based access to information necessary for increasing revenue, decreasing costs and maximizing efficiency.

# the financial perspective



Revenues
(in millions)
$245.5
$291.8
$353.4
$429.8
$460.2
09 10 11 12 13
Total Shareholder Equity
(in millions)
$155.6
$188.3
$224.7
$295.2
$307.0
09 10 11 12 13
Recurring Revenue
(in millions)
$146.8
$187.7
$228.8
$281.0
$336.6
09 10 11 12 13


For the fiscal 2013 year ended March 31, 2013, QSI reported revenue of $460.2 million, an increase of seven percent when compared with $429.8 million reported in the 2012 fiscal year. Net income for fiscal 2013 was $42.7 million, a decrease of 44 percent versus net income of $75.7 million for fiscal 2012. Fully diluted earnings per share for the 2013 fiscal year was $0.72, down 44 percent from $1.28 for the 2012 fiscal year.

During the fiscal 2013 fourth quarter, management deemed it necessary to perform a comprehensive operational review of its NextGen Hospital Solutions division, based on the unit's operating results to date. Accordingly, the Company decided to allow for additional investments in development, implementation and support for its hospital solutions unit, as we remain confident in the strength of our offering. While this is expected to impact near-term profitability, QSI is committed to pursuing the considerable opportunity it believes exists in the small hospital market segment. As a result of this operational review and an updated assessment of the fair value of the business unit's goodwill, the Company recorded a goodwill impairment charge to income of $17.4 million for the fiscal 2013 fourth quarter.

QSI continued to generate cash flows from operations during fiscal 2013, resulting in payments of $41.5 million in dividends and a cash and marketable securities position of $118.0 million versus $139.4 million for fiscal 2012.

As we look ahead, we will further emphasize our RCM solutions to meet the needs and conditions of the changing marketplace. During fiscal 2013, revenue for NextGen RCM Services grew 28 percent. We anticipate this growth will continue, based on the influential forces of healthcare reform.

Our management team remains committed to the benefits it expects to see from the reorganization and continues to reach more than 80,000 doctors and dentists across 4,800+ group practices currently utilizing QSI/NextGen Healthcare's software, services and solutions.

# opportunity and gratitude



*Pictured from left to right: Donna Greene, Senior Vice President, Human Resources; Steven T. Plochocki, President and Chief Executive Officer; Daniel J. Morefield, Executive Vice President, Chief Operating Officer; Sheldon Razin, Chairman of the Board and Founder; and, Paul A. Holt, Executive Vice President, Chief Financial Officer.*

QSI/NextGen Healthcare continues to capitalize on the many opportunities presented by this changing HCIT landscape. Through the introduction of new products and the offering of pioneering solutions and cutting-edge tools, every day we help clients adapt to evolving healthcare models.

This innovation is noticed time and again. During fiscal 2013, QSI/NextGen Healthcare earned various third-party acknowledgements for a wide range of functional areas throughout the Company, validating its scope, scale and breadth.

For example, for the past decade, *Forbes* has ranked QSI among America's 200 Best Small Companies (with an improved position each year for the past 10 years). *Forbes* also included QSI in its top 25 fastest-growing tech companies list for the third consecutive year.

During fiscal 2013, the Company earned three gold Stevie® Awards in The American Business Awards℠ competition and four gold Stevies in the International Business Awards℠ program, receiving recognition across the full spectrum of its business operations. Both of these competitions recognize companies of varying sizes, in virtually all industries, for nearly every organizational quality and function.

These extraordinary achievements would not be possible without the support of our shareholders, the loyalty of our clients, the guidance from our Board of Directors and the tireless efforts of our most important asset – our 2,300 employees worldwide. Contributions by all these stakeholders have allowed QSI/NextGen Healthcare to continue to occupy a strong leadership role in the HCIT marketplace.

QSI/NextGen Healthcare solutions make it possible for clients to **connect, care and thrive** within this rapidly advancing industry – one that spans new healthcare models, emphasizes increased patient involvement and brings together a community of providers, all striving to deliver qualitative, patient-centric, cost-effective care. We believe we are building a solid platform for long-term participation in the modern era of healthcare.

**Sheldon Razin**
Chairman of the Board and Founder

**Steven T. Plochocki**
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2013**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 001-12537**

# QUALITY SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

| **California** | **95-2888568** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(IRS Employer Identification No.)* |
| **18111 Von Karman Avenue, Suite 700, Irvine, California** | **92612** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(949) 255-2600**
*(Registrant's telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act:

| *Title of each class* | *Name of each exchange on which registered* |
|---|---|
| **Common Stock, $0.01 Par Value** | **NASDAQ Global Select Market** |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer ☑ | Accelerated filer ☐ | Non-accelerated filer ☐<br>*(Do not check if a smaller reporting company)* | Smaller reporting company ☐ |
|---|---|---|---|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of September 30, 2012: $737,323,000 (based on the closing sales price of the Registrant's common stock as reported on the NASDAQ Global Select Market on that date of $18.53 per share).*

The Registrant has no non-voting common equity.

The number of outstanding shares of the Registrant's common stock as of May 24, 2013 was 59,552,380 shares.

* For purposes of this Annual Report on Form 10-K, in addition to those shareholders which fall within the definition of "affiliates" under Rule 405 of the Securities Act of 1933, as amended, holders of ten percent or more of the Registrant's common stock are deemed to be affiliates for purposes of this Report.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Proxy Statement for the 2013 annual meeting of shareholders are incorporated by reference into Part III.

**QUALITY SYSTEMS, INC.**

## TABLE OF CONTENTS
## 2013 ANNUAL REPORT ON FORM 10-K

## CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this "Report") and certain information incorporated herein by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this Report, other than statements that are purely historical, are forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," "will," "should," "would," "could," "may," and similar expressions also identify forward-looking statements. These forward-looking statements include, without limitation, discussions of our product development plans, business strategies, future operations, financial condition and prospects, developments in and the impacts of government regulation and legislation and market factors influencing our results. Our expectations, beliefs, objectives, intentions and strategies regarding our future results are not guarantees of future performance and are subject to risks and uncertainties, both foreseen and unforeseen, that could cause actual results to differ materially from results contemplated in our forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to continue to develop new products and increase systems sales in markets characterized by rapid technological evolution, consolidation, and competition from larger, better-capitalized competitors. Many other economic, competitive, governmental and technological factors could affect our ability to achieve our goals, and interested persons are urged to review the risks factors discussed in "Item 1A. Risk Factors" of this Report, as well as in our other public disclosures and filings with the Securities and Exchange Commission ("SEC"). Because of these risk factors, as well as other variables affecting our financial condition and results of operations, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. We assume no obligation to update any forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this Report.

# PART I

## ITEM 1. BUSINESS

### Company Overview

Quality Systems, Inc. and its wholly-owned subsidiaries operate as four business divisions (each, a "Division") which are comprised of: (i) the QSI Dental Division, (ii) the NextGen Division, (iii) the Hospital Solutions Division (formerly Inpatient Solutions) and (iv) the RCM Services Division (formerly Practice Solutions). In fiscal year 2011, we opened a captive entity in India called Quality Systems India Healthcare Private Limited ("QSIH"). We derive revenue primarily by developing and marketing healthcare information systems that automate certain aspects of medical and dental practices, networks of practices such as physician hospital organizations ("PHOs"), independent practice associations ("IPAs") and management service organizations ("MSOs"), ambulatory care centers, community health centers and medical and dental schools along with comprehensive systems implementation, maintenance and support and add on complementary services such as revenue cycle management ("RCM") and electronic data interchange ("EDI"). Our systems and services provide our clients with the ability to redesign patient care and other workflow processes while improving productivity through the facilitation of managed access to patient information. Utilizing our proprietary software in combination with third-party hardware and software solutions, our products enable the integration of a variety of administrative and clinical information operations.

Quality Systems, Inc. was incorporated in California in 1974. Our principal offices are located at 18111 Von Karman Ave., Suite 700, Irvine, California, 92612. We operate on a fiscal year ending on March 31.

The Company was founded with an early focus on providing information systems to dental group practices. This focus area would later become the QSI Dental Division. In the mid-1980s, we capitalized on the increasing focus on medical cost containment and further expanded our information processing systems to serve the ambulatory market. In the mid-1990s, we made two acquisitions that accelerated our penetration of the ambulatory market and formed the basis for the NextGen Division. More recently in the last few years, we acquired several companies, which operate under the Hospital Solutions Division, as part of our strategy to expand into the small and specialty hospital market. Today, we serve the dental, ambulatory, hospital and RCM services markets through our QSI Dental Division, NextGen Division, Hospital Solutions Division and RCM Services Division.

The Divisions have historically operated as stand-alone operations, with each Division maintaining its own distinct product lines, product platforms, development, implementation and support teams and branding. However, there are a growing number of customers who are simultaneously utilizing software or services from more than one of our Divisions. In an effort to encourage this cross selling of our products and services between Divisions, we are in the process of further integrating our ambulatory and inpatient products to provide a more robust and comprehensive platform to offer our customers. The Divisions also share the resources of our "corporate office," which includes a variety of accounting and other administrative functions.

In September 2012, we announced certain organizational changes to achieve greater efficiency and integration in our operations as well as to enhance our ability to cross sell products and services to our customers. The changes consolidated Sales, Marketing, Information Technology, and Software Development responsibilities into separate Company-wide roles. We also announced the hiring of a Chief Operating Officer, reporting directly to the Chief Executive Officer responsible for the operations of the Company across all Divisions. We are continuing to evaluate the organizational structure of the Company with the objective to achieve greater synergies and further integration of our products and services.

The QSI Dental Division, NextGen Division and Hospital Solutions Division develop and market software that is designed to automate and streamline a number of the administrative functions required for operating a medical, dental, or hospital practice, such as patient scheduling and billing. It is important to note that since in both the medical and dental environments, practice management software systems have already been implemented by the vast majority of practices, we actively compete for the replacement market. These Divisions also develop and market software that automates patient records in physician practices, community health centers (CHCs) and hospital settings. In this patient records area of our business, we are typically competing to replace paper-based patient record alternatives as opposed to replacing previously purchased systems. The Hospital Solutions Division develops and markets financial management and billing software products, which perform administrative functions required for operating small and specialty hospitals as well as clinical offerings such as multi-disciplinary clinical documentation and computerized physician order entry (CPOE). The RCM Services Division provides technology solutions and consulting services to cover the full spectrum of healthcare providers' RCM needs, with a primary focus on billing and collection services.

In January 2011, QSIH was formed in Bangalore, India to function as our India-based captive to offshore technology application development and business processing services. As of March 31, 2013, we had 219 full time employees in our Bangalore facility primarily engaged in software development and quality assurance activities.

We continue to pursue product and service enhancement initiatives within each of our Divisions. The majority of such expenditures are currently targeted to the NextGen and Hospital Solutions Division product lines and client bases.

The following table breaks down our reported segment revenue and segment revenue growth by Division for the fiscal years ended March 31, 2013, 2012 and 2011:

| | Segment Revenue Breakdown Fiscal Year Ended March 31, | | | Segment Revenue Growth Fiscal Year Ended March 31, | | |
|---|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2013 | 2012 | 2011 |
| QSI Dental Division | 4.3% | 4.6% | 5.7% | 2.0 % | (1.9)% | 16.6% |
| NextGen Division | 74.9% | 75.7% | 75.3% | 5.8 % | 22.1 % | 16.5% |
| Hospital Solutions Division | 6.8% | 8.0% | 5.1% | (8.9)% | 92.6 % | 519.1% |
| RCM Services Division | 14.0% | 11.7% | 13.9% | 28.2 % | 2.8 % | 13.7% |
| Consolidated | 100.0% | 100.0% | 100.0% | 7.1 % | 21.6 % | 21.1% |

***QSI Dental Division.*** The QSI Dental Division, co-located with our corporate headquarters in Irvine, California, focuses on developing, marketing and supporting software suites sold to dental group organizations located throughout the United States. The QSI Dental Division sells additional licenses to its legacy products as existing clients expand their operations, and sells its Web-based SaaS model practice management and clinical software solutions to new customers. This software solution, QSIDental™ Web™, is marketed primarily to multi-location dental group practices in which the QSI Dental Division has historically been a dominant player. Further, QSI Dental sells its Electronic Dental Chart in conjunction with NextGen PM ("Practice Management") and EHR ("Electronic Health Record") and marketed as NextGen EDR ("Electronic Dental Record") to Federally Qualified Health Centers ("FQHC") and other safety net entities further defined below.

The QSI Dental Division participates jointly with the NextGen Division in providing software and services to safety-net clinics like FQHCs and other "safety net" health centers, including Public Health Centers, Community Health Centers, Free Clinics, as well as Rural and Tribal Health Centers. FQHCs are community-based organizations and are funded by the federal government, which provide medical and dental services to underprivileged and underserved communities. The Patient Protection and Affordable Care Act, which was signed into law in March 2010, reserved $11 billion over a multi-year period for FQHCs, creating unprecedented opportunities for FQHCs growth and the formation of new FQHCs. When combined and used in tandem, NextGen® Ambulatory EHR, NextGen® Electronic Dental Record and NextGen® Practice Management provides a unique product in this marketplace - an integrated patient record accessible by both physicians and dentists. On May 9, 2012, NextGen® EDR version 4.2 was ONC-ATCB certified by the Certification Commission for Health Information (CCHIT®) as a complete EHR and complies with all clinical quality measures for Eligible Providers. The additional software NextGen® EDR version 4.2 relied on to demonstrate compliance was NextGen® Ambulatory EHR version 5.6 SP1.

The QSI Dental Division's legacy practice management software suite uses a UNIX® operating system. It's Clinical Product Suite ("CPS") can be fully integrated with the client server-based practice management software offered from each of our Divisions. When integrated and delivered with the NextGen® Practice Management solution, CPS is re-branded as NextGen® EDR. CPS/EDR incorporates a wide range of clinical tools including, but not limited to, periodontal charting and digital imaging of X-ray and inter-oral camera images as part of the electronic patient record. The QSI Dental Division also develops, markets, and provides EDI services to dental practices, including electronic submission of claims to insurance providers as well as automated patient statements.

***NextGen Division.*** The NextGen Division, with headquarters in Horsham, Pennsylvania and a significant location in Atlanta, Georgia, provides integrated clinical, financial and connectivity solutions for ambulatory and dental provider organizations. The NextGen Division's major product categories include the NextGen® Ambulatory product suite and NextGen Community Connectivity.

The NextGen® Ambulatory product suite streamlines patient care with standardized, real-time clinical and administrative workflows within a physician's practice, and consists of:

- NextGen® Electronic Health Records to ensure complete, accurate documentation to manage patient care electronically and to improve clinical processes and patient outcomes with electronic charting at the point of care;
- NextGen® Practice Management to automate business processes, from front-end scheduling to back-end collections and financial and administrative processes for increased performance and efficiencies;
- NextGen® Dashboard, which allows providers to view patient data in a visually rich graphical format. Using bar charts, pie charts, gauges and more, the system displays information at the practice or single provider level;
- NextGen Mobile, which improves patient care through anytime, anywhere access of patient data. In addition, NextGen Mobile has the capability to increase revenue by easily capturing charges at the point of care resulting in potential reduction of medical liability through better documentation of out-of-office actions; and
- NextGen NextPen ("NextPen"), which is a revolutionary digital pen that quickly captures manually-entered data into NextGen Ambulatory EHR. NextPen captures structured data and graphic drawings as part of the patient record without scanning or transcription. This technology requires no learning curve for adoption.
- NextGen® Population Health, introduced in 2012, is an integrated set of communication tools designed to enhance collaborative care. It includes interactive voice response (IVR), texting, email, NextGen® Patient Portal, and clinical data from NextGen® Ambulatory EHR. It can be fully integrated with NextGen® Health Quality Measures (HQM) and has a built-in population profiler for patient outreach.

NextGen® Community Connectivity consists of:

- NextGen® Health Information Exchange ("HIE") to exchange patient data securely with community healthcare organizations;
- NextGen® Patient Portal ("NextMD.com") is 2014 ONC Certified for Meaningful Use 2; allows providers to communicate with patients online and import information directly into NextGen Ambulatory EHR; allows patients access to their clinical data; and
- NextGen® Health Quality Measures ("HQM") to allow seamless quality measurement and reporting for practice and physician performance initiatives.

The NextGen Division products utilize Microsoft Windows technology and can operate in a client-server environment as well as via private intranet, the Internet, or in an ASP environment.

Services provided by the NextGen Division include:

- EDI services that are intended to automate the entire patient statement process, reducing labor and printing costs associated with producing statements in-house. In addition, the NextGen Division's EDI works with the most innovative clearinghouses to transform electronic claims submissions into payments;
- Hosting services that allow practices seeking the benefits of IT automation without the burden of maintaining in-house hardware and networking;
- NextGen® NextGuard, a data protection service that provides an off-site, data archiving, restoration and disaster recovery preparedness solution for practices to protect clinical and financial data; and
- Consulting services, including:
    - strategic governance models and operational transformation;
    - technical consulting, such as data conversions or interface development, which allow practices to build custom add-on features;
    - physician consulting resources that allow practices to consult with the NextGen Division's physician team; and
    - eHealth consulting services that assist in connecting communities of practices for data sharing.

***Hospital Solutions Division.*** The Hospital Solutions Division, with its primary location in Austin, Texas, provides integrated clinical, financial and connectivity solutions for rural, community and specialty hospitals. This Hospital Solutions Division also develops and markets an equivalent revenue cycle management and clinical information systems software products for the small and specialty hospital market, which perform the administrative functions required for operating hospitals.

In the last few years, we have continued to acquire companies that were established developers of software and services for the inpatient market to operate under the Hospital Solutions Division. On May 1, 2012, we acquired The Poseidon Group ("Poseidon"), a provider of emergency department software. On July 26, 2011, we acquired CQI Solutions, Inc. ("CQI"), a provider of hospital systems for surgery management. On April 29, 2011, we acquired IntraNexus, Inc. ("IntraNexus"), a provider of Web-based integrated clinical and hospital information systems. On February 10, 2010, we acquired Opus Healthcare Solutions, LLC ("Opus"), a provider of Web-based clinical solutions to hospital systems and integrated health networks nationwide and on August 12, 2009 we acquired Sphere Health Systems, Inc. ("Sphere"), a provider of financial information systems to the small hospital inpatient market. These acquisitions are part of our strategy to continue to expand in the small and specialty hospital market and to add new clients by taking advantage of cross selling opportunities between the ambulatory and inpatient markets.

The Hospital Solutions Division's products deliver secure, highly adaptable and easy to use applications to patient centered hospitals and health systems. These products consist of:

- NextGen® Inpatient Clinicals, a system which resides on an active web platform, and is designed to initiate widespread work efficiency and communication, reduce errors, time-to-chart, and improve care. Our comprehensive clinical solutions include CPOE, clinical decision support, order management, clinical documentation, clinical data repository and more.
- NextGen® Inpatient Financials, a financial management and revenue cycle solution that helps hospitals improve the operations, financial and regulatory management of their facilities.
- NextGen® Enterprise Scheduling, a system designed to provide hospital-wide, conflict-free patient scheduling for easier, more efficient patient, resource, and staff management.
- NextGen® Surgical Management, a system designed to help hospitals optimize OR throughput, quality, efficiency, patient safety, revenue, and compliance.
- NextGen® Emergency Department Solution, a comprehensive Emergency Department Information System (EDIS) designed to help hospitals reduce costs and medical errors, enhance care, and ensure proper documentation for reimbursement and regulatory compliance.

***RCM Services Division.*** The RCM Services Division, with locations in St. Louis, Missouri, North Canton, Ohio and Hunt Valley, Maryland, provides technology solutions and consulting services to cover the full spectrum of healthcare providers' RCM needs, from patient access through claims denials, with a primary focus on billing and collection services. The RCM Services Division combines a Web-delivered SaaS model and the NextGen® Practice Management software platform to execute its service offerings. Execution of the plan to transition our client base onto the NextGen platform is being implemented. On April 15, 2012, we acquired Matrix Management Solutions, LLC ("Matrix"). Since 1998, North Canton, Ohio-based Matrix, a value-added reseller for NextGen Healthcare, has provided RCM services, healthcare IT solutions and training, implementation and support centered on NextGen® technology, to its clients nationwide. The acquisition has enabled our RCM Services Division to expand its footprint among private and hospital-based physicians and groups by leveraging Matrix's RCM expertise.

**Industry Background**

The turbulence in the worldwide economy has impacted almost all industries. While healthcare is not immune to economic cycles, we believe it is more heavily influenced by US-based regulatory and national health projects than by the economic cycles of our economy. The impact of the current economic conditions on our existing and prospective clients has been mixed. While we continue to see organizations that are doing fairly well operationally, some organizations, especially those with a large dependency on Medicaid populations, have been impacted by the challenging financial conditions faced by many state governments. Various factors have had, and are anticipated to continue to have, a meaningful impact on the U.S. healthcare industry, including the Obama Administration's broad healthcare reform efforts (particularly the HITECH portion of the American Recovery and Reinvestment Act and the Patient Protection and Affordable Care Act), the individual state responses to the government-requested Medicaid expansion to address new insureds, and the increasing focus of private businesses on moving their employee health benefit offerings to a more wellness-based health platform.

Moreover, to compete in the continually changing healthcare environment, providers are increasingly using technology to help maximize the efficiency of their business practices, to assist in enhancing patient care, and to maintain the privacy of patient information.

As the reimbursement environment continues to evolve, more healthcare providers enter into contracts, often with multiple entities, which define the terms under which care is administered and paid. The diversity of payer organizations, as well as additional government regulation and changes in reimbursement models, have greatly increased the complexity of pricing, billing, reimbursement and records management for medical and dental practices. To operate effectively, healthcare provider organizations must efficiently manage patient care and other information and workflow processes, which increasingly extend across multiple locations, disparate systems, and business entities.

In response, healthcare provider organizations have placed increasing demands on their information systems. Initially, these information systems automated financial and administrative functions. As it became necessary to manage patient flow processes, the need arose to integrate "back-office" data with such clinical information as patient test results and office visits. We believe information systems must facilitate management of patient information incorporating administrative, financial and clinical information from multiple entities. In addition, large healthcare organizations increasingly require information systems that can deliver high performance in environments with multiple concurrent computer users.

Many existing healthcare information systems were designed for limited administrative tasks such as billing and scheduling and can neither accommodate multiple computing environments nor operate effectively across multiple locations and entities. We believe that practices that leverage technology to more efficiently handle patient clinical data as well as administrative, financial and other practice management data will be best able to enhance patient flow, pursue cost efficiencies and improve quality of care. As healthcare organizations transition to new computer platforms and newer technologies, we believe such organizations will be migrating toward the implementation of enterprise-wide, patient-centric computing systems embedded with automated clinical patient records.

**Our Strategy**

Our strategy is to focus on addressing upcoming needs of accountable care organizations around interoperability, patient engagements, population health and data analytics. We believe that our core strength lies in the central role our software products and services play in the delivery of healthcare by the primary physician in an ambulatory setting. We intend to remain at the forefront of upcoming new regulatory requirements including ICD-10 and meaningful use requirements for stimulus payments. We believe that the expanded requirements for continued eligibility for incentive payments under meaningful use rules will result in an expanded replacement market for electronic health records software. We intend to continue the development and enhancement of our software solutions to support healthcare reform and the transition from fee for service to pay for performance/quality initiatives such as collaborative accountable care organizations. Key elements of our future software development will be to continue to integrate our ambulatory and inpatient products, making our products more intuitive and easy to use, expanding on our interoperability and enhancing our ability to deliver our software over the cloud with the latest technology.

We are also focusing on capitalizing on the significant cross selling opportunities within our customer base for RCM and other services. We believe that the increased complexity related to the billing and collections process, which goes into effect with ICD-10 in October of 2014, will create additional opportunities for our RCM Services Division.

We want to continue investments in our infrastructure, including but not limited to product development, sales, marketing, implementation and support, to continue efforts to make infrastructure investments within an overall context of maintaining reasonable expense discipline, to add new clients through maintaining and expanding sales, marketing and product development activities and to expand our relationship with existing clients through delivery of add-on and complementary products and services while continuing our gold-standard commitment of service in support of our client satisfaction programs. We believe that our growing customer base that is using our software on a daily basis is a strategic asset, and we intend to expand our product and service offerings towards this customer base in order to leverage this strategic asset. We believe there is a significant long term opportunity in the small hospital market (under 100 beds) and are making significant investments to build infrastructure and capabilities to support our growing base of small hospital customers with a high degree of customer satisfaction.

**Products and Services**

In response to the growing need for more comprehensive, cost-effective healthcare information solutions for medical practices, dental practices, hospitals, health centers and other healthcare providers, our systems and services provide our clients with the ability to redesign patient care and other workflow processes while improving care quality and productivity through facilitation of managed access to patient information. Utilizing our proprietary software in combination with third party hardware and software solutions, our products enable the integration of a variety of administrative clinical and financial operations. Leveraging more than 30 years of experience in the healthcare information services industry, we believe we continue to add value by providing our clients with sophisticated, full-featured software systems along with comprehensive systems implementation, training, consultation, revenue cycle management, maintenance and support services.

***NextGen® Ambulatory Practice Management Systems.*** Our products consist primarily of proprietary healthcare software applications together with third party hardware and other non-industry specific software. The systems range in capacity from one to thousands of users, allowing us to address the needs of both small and large organizations. The systems are modular in design and may be expanded to accommodate changing client requirements. We offer both standard licenses and SaaS arrangements in our software offerings; although to date, SaaS arrangements do not represent a significant portion of our arrangements.

NextGen® Practice Management (PM) is the NextGen Division's practice management offering. NextGen® PM has been developed with a functional graphical user interface ("GUI") certified for use with Windows 2000 and Windows XP operating systems. The product leverages a relational database (Microsoft SQL Server) with support on both 32 and 64 bit enterprise servers. NextGen® PM is a scalable, multi-module solution that includes a master patient index, enterprise-wide appointment scheduling with referral tracking, clinical support and centralized or decentralized patient financial management based on either a managed care or fee-for-service model. The NextGen® PM product is a highly configurable, cost-effective proven solution that enables the effective management of both single and multi-practice settings.

***NextGen® Ambulatory Clinical Systems.*** The NextGen Division provides clinical software applications that are complementary to, and are integrated with, our medical practice management offerings and interface with many of the other leading practice management software systems on the market. The applications incorporated into our practice management solutions and others such as scheduling, eligibility, billing and claims processing are augmented by clinical information captured by NextGen® Ambulatory EHR, including services rendered, clinical documentation and diagnoses used for billing purposes. We believe that we currently provide a comprehensive information management solution for the ambulatory marketplace.

NextGen® Ambulatory EHR version 5.8 is compliant with the ONC 2014 Edition criteria and was certified as a Complete EHR on March 1, 2013 by the Certification Commission for Health Information Technology (CCHIT®), an ONC-ACB, in accordance with the applicable Eligible certification criteria adopted by the Secretary of Health and Human Services (HHS). The ONC 2014 Edition criteria support both Stage 1 and 2 meaningful use measures required to qualify eligible providers and hospitals for funding under the American Recovery and Reinvestment Act ("ARRA").

NextGen® Ambulatory EHR was developed with client-server architecture, GUI and utilizes Microsoft Windows 2000, Windows NT or Windows XP on each workstation and either Windows 2000, Windows NT, Windows XP or UNIX on the database server. NextGen® Ambulatory EHR maintains data using industry standard relational database engines such as Microsoft SQL Server or Oracle. The system is scalable from one to thousands of workstations. NextGen® Ambulatory EHR stores and maintains clinical data including:

- Data captured using user-customizable input "templates";
- Scanned or electronically acquired images, including X-rays and photographs;
- Data electronically acquired through interfaces with clinical instruments or external systems;
- Other records, documents or notes, including electronically captured handwriting and annotations; and
- Digital voice recordings.

NextGen® Ambulatory EHR also offers a workflow module, prescription management, automatic document and letter generation, patient education, referral tracking, interfaces to billing and lab systems, physician alerts and reminders and powerful reporting and data analysis tools. In 2012, a population health management solution named NextGen® Population Health was introduced to enhance collaborative care capabilities. It features integrated, multi-modal cascading communication tools including interactive voice response (IVR), texting, email, NextGen® Patient Portal, and clinical data from NextGen® Ambulatory EHR. NextGen® Population Health can be fully integrated with NextGen® Health Quality Measures (HQM) and has an easy-to-use, built-in population profiler to define protocols for patient outreach using billing data from NextGen® Practice Management and clinical data from NextGen® Ambulatory EHR.

***QSI Dental Division Practice Management and Clinical Systems.*** In fiscal year 2010, QSI began selling hosted Software as a Service (SaaS) practice management and clinical software solutions to the dental industry. This software solution is marketed primarily to the multi-location dental group practice market for which the Division has remains a dominate player. This software solution, formerly called NextDDS and now named QSIDental™Web™ to better identify it as a web-based solution, moves the QSI Dental Division to the forefront of the emergence of Internet-based applications and cloud computing and represents a significant growth opportunity for us to sell to both our existing client base and new clients.

In addition to the SaaS clinical offering, QSI's dental charting software system, known as the Clinical Product Suite (CPS), provides a comprehensive solution designed specifically for the dental group practice environment. CPS integrates QSI's dental practice management product with a computer-based clinical information system that incorporates a wide range of clinical tools, including electronic charting of dental procedures, treatment planning, existing conditions, periodontal charting via light-pen, voice-activation or keyboard entry for full periodontal examinations and PSR scoring. In addition, digital imaging of X-ray and intra-oral camera images, computer-based patient education modules are viewable chair-side to enhance case presentation, full access to patient information, treatment plans and insurance plans via a fully integrated interface with our dental practice management product. All this is supported by document and image scanning for digital storage and linkage to the electronic patient record.

The result is a comprehensive clinical information management system that helps practices save time, reduce costs, improve case presentation and enhance the delivery of dental services and quality of care. Clinical information is managed and maintained electronically, thus forming an electronic patient record that allows for the implementation of the "chartless" office.

CPS incorporates Windows-based client-server technology consisting of one or more file servers and is scalable from one to thousands of workstations. The hardware components, including the requisite operating system licenses, are purchased from third party manufacturers or distributors either directly by the client or by us for resale to the customer.

***Hospital Solutions.*** The Hospital Solutions Division provides clinical, financial, enterprise scheduling, surgery management, emergency department, and EHR-related applications and services to provide value based solutions for rural, community and specialty hospitals. These solutions are designed to help improve patient safety, automate order entry and facilitate real-time communication of patient information throughout the hospital and across the patient care continuum. The Inpatient solutions are highly scalable, secure and easy to use with a Web 2.0-based clinical component that leverages full "cloud computing" capabilities. In May, 2012, QSI announced it had acquired the Poseidon Group Inc. to extend its suite of solutions and footprint across hospitals and to integrate their emergency department solutions into the NextGen Healthcare product offerings. Key Inpatient products consist of:

NextGen® Inpatient Clinicals - a suite of CCHIT ONC 2011-certified solutions based on a scalable, secure and web-based enterprise platform that leverages mobile and 'cloud computing' technology. Clinicians can enter and retrieve relevant inpatient clinical information (patient vitals, lab results, allergies, medications, and imaging results) from bedside or remote locations. NextGen Inpatient Clinicals' CPOE, Clinical Documentation, and Clinical Decision support capabilities and help enable hospitals to achieve Stage 1 through Stage 4 adoption for ARRA meaningful use reimbursement and the HIMSS® EMR Adoption Model. The NextGen® Inpatient Clinicals version 2.6 is compliant with the ONC 2014 Edition criteria and was certified as an electronic health record (EHR) Module on May 1, 2013 by the Certification Commission for Health Information Technology (CCHIT®), in accordance with the applicable Hospital certification criteria adopted by the Secretary of Health and Human Services. The ONC 2014 Edition criteria support both Stage 1 and 2 Meaningful Use measures required to qualify eligible providers and hospitals for funding under ARRA.

NextGen® Inpatient Financials - a financial and administrative system that helps hospitals streamline operations and improve financial and regulatory management of their facilities. The system is designed to automate and consolidate financials processes at single or multiple facilities, including critical access, rural community and specialty hospitals and physician offices. NextGen® Inpatient Financials uses a common patient database and community-based master patient index. It is designed to help optimize revenue management and claims results.

NextGen® Emergency Department Solution - a comprehensive, web-based emergency department information system (EDIS) for hospital emergency departments. It consists of nurse, physician, administration, coding, and billing functionality to reduce costs and medical errors, enhance care, and ensure proper documentation. It offers templates and forms to streamline workflow and augment and enhance a hospital's existing forms set. The NextGen Emergency Department Solutions is interoperable and integrates with other hospital systems.

NextGen® Enterprise Scheduling - a system designed to provide hospital-wide, conflict-free patient scheduling for easier, more efficient patient, resource, and staff management. It can be used as a single module or integrated with any combination of NextGen® Inpatient Clinical Applications. It is designed so that, whether used as a single module or integrated with clinical applications, hospital operations can benefit with better use of resources for increased capacity and patient throughput.

NextGen® Surgical Management - a system designed to help hospitals optimize OR throughput, quality, efficiency, patient safety, revenue, and compliance. Detailed reporting provides surgery directors and hospital administrators with information to fine tune surgical processes, quickly identify cases where costs have exceeded a normal range, and improve use of precious OR resources. Hidden surgical procedure cost drivers can be identified and eliminated. The system also helps ensure compliance with Surgical Care Improvement Project (SCIP) and National Healthcare Safety Network (NHSN) reporting requirements.

***Revenue Cycle Management Services.*** RCM Services Division partners with private and hospital-based physicians and groups to implement the NextGen® product suite with best practice, customizable RCM services in order to help them optimize revenue, better leverage automation, and help them focus on practicing medicine. RCM services capabilities include:

Billing and Collections - A robust set of internal controls, best practice methodologies and comprehensive reporting ensures accuracy and addresses the entire revenue cycle: from patient registration and charge capture, to claim submission, payment posting, denial management and accounts receivable resolution.

Electronic Claims Submission - These services generate HIPAA-compliant insurance transactions to submit client insurance claims electronically to insurance payers nationwide. Automating the electronic claims submission ("ECS") process using the NextGen EPM application is another best practice that reduces costly manual labor. Our solutions support the CMS-1500, UB-04 and ADA Dental Claim Forms and also accommodate proprietary claim formats.

Electronic Remittance & Payment Posting - These automated services help ensure payments are posted accurately and promptly. Using the NextGen® Document Management, we link an image of each explanation of benefit ("EOB") to the corresponding encounter at the time of payment posting to minimize the need for storage of paper EOBs. The services also use electronic remittance and digital lockboxes to post payments and capture specific denial information for management and tracking.

Accounts Receivable Follow-Up - An accounts receivable management methodology designed in cooperation with our clients helps establish joint follow-up parameters, adjustment rules, standards for account elevation, as well as customized follow-up activities. The RCM Services team will work with the client to replace costly manual processes with workflow automation tools and best practices to reduce denials and improve collections.

Expertise and Support - Our team of experts consists of analysts, billing and coding specialists, auditors, customer service professionals, and account managers - all working for our clients to answer patients' billing questions, monitor RCM performance and trends, provide credentialing assistance and identify opportunities for improvement to optimize collected revenue.

***Electronic Data Interchange.*** We make available EDI capabilities and connectivity services to our clients. The EDI/connectivity capabilities encompass direct interfaces between our products and external third party systems, as well as transaction-based services. EDI products are intended to automate a number of manual, often paper-based or telephony intensive communications between patients and/or providers and/or payers. Two of the more common EDI services are forwarding insurance claims electronically from providers to payers and assisting practices with issuing statements to patients. Most client practices utilize at least some of these services from us or one of our competitors. Other EDI/connectivity services are used more sporadically by client practices. We typically compete to displace incumbent vendors for claims and statements accounts and attempt to increase usage of other elements in our EDI/connectivity product line. In general, EDI services are only sold to those accounts utilizing software from either the QSI Dental or NextGen Divisions. On November 14, 2011, the Company acquired ViaTrack, a developer and provider of information technologies that enhance EDI offerings. This acquisition has provided the Company with in house EDI capabilities at less cost to the Company compared to third party providers. We believe that significant opportunities exist to add EDI services to our portfolio of service offerings in the inpatient market and ViaTrack will provide a platform to pursue this opportunity.

Services include:

- Electronic claims submission through our relationships with a number of payers and national claims clearinghouses;
- Electronic patient statement processing, appointment reminder cards and calls, recall cards, patient letters and other correspondence;
- Electronic insurance eligibility verification; and
- Electronic posting of remittances from insurance carriers into the accounts receivable application.

***Community Connectivity.*** The NextGen Division also markets NextGen® HIE to facilitate cross-enterprise data sharing, enabling individual physician practices in a given community to selectively share critical data, such as demographics, referrals, medications lists, allergies, diagnoses, lab results, histories and more. This is accomplished through a secure, community-wide data repository that links health care providers, whether they have the NextGen® Ambulatory EHR system, another compatible electronic health records system, together with hospitals, payers, labs and other entities. The product is designed to facilitate data exchange within an Integrated Delivery Network (IDN) or Regional Health Information Organization ("RHIO"). The result is that for every health care encounter in the community, a patient-centric and complete record is accessible for the provider. The availability, accuracy and completeness of information plus the elimination of duplicate data entry can lead to significantly improved patient safety, enhanced decision making capabilities, time efficiencies and cost savings. Our NextGen Division maintains an internet-based patient health portal, NextGen® Patient Portal. NextMD.com is the URL for our vertical portal for the healthcare industry, linking patients with their physicians, while providing a centralized source of health-oriented information for both consumers and medical professionals. Patients whose physicians are linked to the portal are able to request appointments, send appointment changes or cancellations, receive test results on-line, request prescription refills, view and/or pay their statements, and communicate with their physicians, all in a secure, on-line environment. Our NextGen® suite of information systems are or can be linked to NextMD.com, integrating a number of these features with physicians' existing systems.

**Proprietary Rights**

We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. To protect our proprietary rights, we enter into confidentiality agreements and invention assignment agreements with our employees with whom such controls are relevant. Certain qualified employees enter into additional agreements that permit them access under certain circumstances, to software matters that are both confidential and more strictly controlled. In addition, we include intellectual property protective provisions in many of our client contracts.

We rely on software that we license from third parties for certain components of our products and services to enhance our products and services, and meet evolving customer needs. The failure to license any necessary technology, or to maintain our existing licenses, could result in reduced demand for our products.

Because the software industry is characterized by rapid technological change, we believe such factors as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition, and reliable product maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of our technology.

Although we believe our products and services, and other proprietary rights, do not infringe upon the proprietary rights of third parties, third parties may assert intellectual property infringement claims against us in the future. Any such claims may result in costly, time-consuming litigation and may require us to enter into royalty or cross-license arrangements.

### Sales and Marketing

We sell and market our products nationwide primarily through a direct sales force and a reseller channel. Software license sales to resellers represented less than 10% of total revenue for the years ended March 31, 2013, 2012 and 2011.

Our direct sales force typically makes presentations to potential clients by demonstrating the system and our capabilities on the prospective client's premises. Sales efforts aimed at smaller practices can be performed on the prospective clients' premises, or remotely via telephone or Internet-based presentations. Both the direct and reseller channel sales force is concentrating on more multi-product sales opportunities. These are opportunities where we might sell our ambulatory, inpatient, dental and RCM services or some combination thereof to prospective clients.

Our sales and marketing employees identify prospective clients through a variety of means, including referrals from existing clients, industry consultants, contacts at professional society meetings, trade shows and web-based seminars, trade journal advertising, online advertising, direct mail and email advertising and telemarketing. Resources have shifted more heavily to Web-based marketing to take advantage of buyers that now tend to do more Web research before contacting a vendor. In addition, we focus on more thought leadership marketing to highlight our industry knowledge, expertise and the success of our client base.

Our sales cycle can vary significantly and typically ranges from six to twenty-four months from initial contact to contract execution. Software licenses are normally delivered to a client almost immediately upon receipt of an order. Implementation and training services are normally rendered based on a mutually agreed upon timetable. As part of the fees paid by our clients, we normally receive up-front licensing fees. Clients have the option to purchase maintenance services which, if purchased, are invoiced on a monthly, quarterly or annual basis.

Several clients have purchased our suite of enterprise products and, in turn, are providing either time-share or billing services to single and group practice practitioners. Under the time-share or billing service agreements, the client provides the use of our software for a fee to one or more practitioners. Although we typically do not receive a fee directly from the distributor's clients, implementation of such arrangements has, from time to time, resulted in the purchase of additional software capacity by the distributor, as well as new software purchases made by the distributor's customers should such customers decide to perform the practice management functions in-house.

We continue to concentrate our direct sales and marketing efforts on medical and dental practices, networks of such practices including IPAs and PHOs, professional schools, community health centers, hospitals and other ambulatory care settings.

IPAs, PHOs and similar networks to which we have sold systems provide use of our software to those group and single physician practices associated with the organization or hospital on either a service basis or by directing us to contract with those practices for the sale of stand-alone systems.

We have also entered into marketing assistance agreements with certain of our clients pursuant to which the clients allow us to demonstrate to potential clients the use of systems on the existing clients' premises.

From time to time we assist prospective clients in identifying third party sources for financing the purchase of our systems. The financing is typically obtained by the client directly from institutional lenders and typically takes the form of a loan from the institution secured by the system to be purchased or a leasing arrangement. We do not guarantee the financing nor retain any continuing interest in the transaction.

We have numerous clients and do not believe that the loss of any single client would adversely affect us. No client accounted for 10% or more of our net revenue during the fiscal years ended March 31, 2013, 2012 or 2011.

### Client Service and Support

We believe our success is attributable in part to our client service and support departments. We offer support to our clients seven days a week, 24 hours a day.

Our client support staff is comprised of specialists who are knowledgeable in the areas of software and hardware as well as in the day-to-day operations of a practice or hospital. System support activities range from correcting minor procedural problems in the client's system to performing complex database reconstructions or software updates.

We utilize automated online support systems which assist clients in resolving minor problems and facilitate automated electronic retrieval of problems and symptoms following a client's call to the automated support system. Additionally, our online support systems maintain call records, available at both the client's facility and our offices.

We offer our clients support services for most system components, including hardware and software, for a fixed monthly, quarterly or annual fee. Clients also receive access to future unspecified versions of the software, on a when-available basis, as part of support services.

### Implementation and Training

We offer full service implementation and training services. When a client signs a contract for the purchase of a system that includes implementation and training services, a client manager and implementation specialist trained in the specifics of the client's business. The implementation team is assigned to assist the client in the installation of the system and the training of appropriate practice staff. Implementation and Training is responsible for ensuring proficiency in the use of the system which ultimately improves the practice's performance and quality of care. Implementation services include loading the software, training client personnel, data conversion, running test data and assisting in the development and documentation of procedures. Implementation and training services are provided by our employees as well as certified third parties and certain resellers.

Training may include a combination of computer assisted instruction ("CAI") for certain of our products, remote training techniques and training classes conducted at the client's or our office(s). CAI consists of workbooks, computer interaction and self-paced instruction. CAI is also offered to clients, for an additional charge, after the initial training program is completed for the purpose of training new and additional employees. Remote training allows a trainer at our offices to train one or more people at a client site via telephone and computer connection, thus allowing an interactive and client-specific mode of training without the expense and time required for travel. In addition, our on-line "help" and other documentation features facilitate client training as well as ongoing support.

The Company has relationships with third party implementation providers to supplement the Company's in house implementation resources.

In addition, NextGen® "E-learning" is an on-line learning subscription service which allows end users to train on the software on the internet. E-learning allows end users to self manage their own learning with their personal learning path and pace. The service allows users to track the status of courses taken.

At present, our training facilities are located in (i) Horsham, Pennsylvania, (ii) Atlanta, Georgia and (iii) Irvine, California. We are in the process of building a fourth training center in Austin, Texas which is scheduled to open late summer 2013.

**Competition**

The markets for healthcare information systems and services are intensely competitive. The industry is highly fragmented and includes numerous competitors, none of which we believe dominates these markets. Our principal existing competitors in the healthcare information systems and services market include: eClinicalWorks, GE Healthcare ("GE"), Allscripts Healthcare Solutions, Inc. ("Allscripts"), EPIC, athenahealth, Inc., Cerner, Greenway, McKesson and other competitors. In addition, our entry into the small hospital market has introduced new competitors, including Computer Programs and Systems, Inc., Healthland and Healthcare Management Systems, Inc.

The electronic patient records and connectivity markets, in particular, are subject to rapid changes in technology, and we expect that competition in these market segments will increase as new competitors enter the market. We believe our principal competitive advantages are the features and capabilities of our products and services, our high level of client support and our extensive experience in the industry.

The RCM market is also intensely competitive as other healthcare information systems companies, such as GE, McKesson and Allscripts, are also in the market of selling both practice management and electronic health records software and medical billing and collection services.

**Product Enhancement and Development**

The healthcare information management and computer software and hardware industries are characterized by rapid technological change requiring us to engage in continuing investments to update, enhance and improve our systems. During fiscal years 2013, 2012 and 2011, we expended approximately $60.4 million, $44.5 million and $32.5 million, respectively, on research and development activities, including capitalized software amounts of $29.5 million, $13.1 million and $10.7 million, respectively. In addition, a portion of our product enhancements have resulted from software development work performed under contracts with our clients.

**Employees**

As of March 31, 2013, we employed approximately 2,333 persons, of which 2,295 were full-time employees. We believe that our future success depends in part upon recruiting and retaining qualified sales, marketing and technical personnel as well as other employees.

**Available Information**

Our website address is *www.qsii.com*. We make our periodic and current reports, together with amendments to these reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. You may access such filings under the "Investor Relations" button on our website. Members of the public may also read and copy any materials we file with, or furnish to, the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. To obtain information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at *www.sec.gov* that contains the reports, proxy statements and other information that we file electronically with the SEC. Our website and the information contained therein or connected thereto is not intended to be incorporated into this Report or any other report or information we file with the SEC.

## ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, as well as the other cautionary statements and risks described elsewhere and the other information contained in this Report and in our other filings with the SEC, including subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We operate in a rapidly changing environment that involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these known or unknown risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, in which case the trading price of our common stock may decline and you may lose all or part of your investment.

### Risks Related to Our Business

***The ongoing uncertainty in global economic conditions may negatively impact our business, operating results or financial condition.*** The continuing unfavorable global economic conditions and uncertainty have caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy and extreme volatility in credit, equity and fixed income markets. These macroeconomic conditions could negatively affect our business, operating results or financial condition in a number of ways. For example, current or potential clients may be unable to fund software purchases, which could cause them to delay, decrease or cancel purchases of our products and services or to not pay us or to delay paying us for previously purchased products and services. Our clients may cease business operations or conduct business on a greatly reduced basis. Finally, our investment portfolio is generally subject to general credit, liquidity, counterparty, market and interest rate risks that may be exacerbated by these global financial conditions. If the banking system or the fixed income, credit or equity markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected as well.

***We face significant, evolving competition which, if we fail to properly address, could adversely affect our business, results of operations, financial condition and price of our stock.*** The markets for healthcare information systems are intensely competitive, and we face significant competition from a number of different sources. Several of our competitors have substantially greater name recognition and financial, technical, product development and marketing resources than we do. There has been significant merger and acquisition activity among a number of our competitors in recent years. Transaction induced pressures, or other related factors may result in price erosion or other negative market dynamics that could adversely affect our business, results of operations, financial condition and price of our stock.

We compete in all of our markets with other major healthcare related companies, information management companies, systems integrators and other software developers. Competitive pressures and other factors, such as new product introductions by us or our competitors, may result in price or market share erosion that could adversely affect our business, results of operations and financial condition. Also, there can be no assurance that our applications will achieve broad market acceptance or will successfully compete with other available software products.

***Saturation or consolidation in the healthcare industry could result in the loss of existing customers, a reduction in our potential customer base and downward pressure on the prices for our products and services.*** As the healthcare information systems market evolves, saturation of this market with our products or our competitors' products could limit our revenues and opportunities for growth. There has also been increasing consolidation amongst healthcare industry participants in recent years, creating integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, the number of market participants decreases and competition to provide products and services like ours will become more intense. The importance of establishing relationships with key industry participants will become greater and our inability to make initial sales of our systems to, or maintain relationships with, newly formed groups and/or healthcare providers that are replacing or substantially modifying their healthcare information systems could adversely affect our business, results of operations and financial condition. These consolidated industry participants may also try to use their increased market power to negotiate price reductions for our products and services. If we were forced to reduce our prices, our business would become less profitable unless we were able to achieve corresponding reductions in our expenses.

***Many of our competitors have greater resources than we do. In order to compete successfully, we must keep pace with our competitors in anticipating and responding to the rapid changes involving the industry in which we operate, or our business, results of operations and financial condition may be adversely affected.*** The software market generally is characterized by rapid technological change, changing client needs, frequent new product introductions and evolving industry standards. The introduction of products incorporating new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. There can be no assurance that we will be successful in developing and marketing new products that respond to technological changes or evolving industry standards. New product development depends upon significant research and development expenditures which depend ultimately upon sales growth. Any material shortfall in revenue or research funding could impair our ability to respond to technological advances or opportunities in the marketplace and to remain competitive. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or client requirements, our business, results of operations and financial condition may be adversely affected.

In response to increasing market demand, we are currently developing new generations of targeted software products. There can be no assurance that we will successfully develop these new software products or that these products will operate successfully, or that any such development, even if successful, will be completed concurrently with or prior to introduction of competing products. Any such failure or delay could adversely affect our competitive position or could make our current products obsolete.

***We face risk and/or the possibility of claims from activities related to strategic partners, which could be expensive and time-consuming, divert personnel and other resources from our business and result in adverse publicity that could harm our business***. We rely on third parties to provide services for our business. For example, we use national clearinghouses in the processing of some insurance claims and we outsource some of our hardware maintenance services and the printing and delivery of patient statements for our clients. These third parties could raise their prices and/or be acquired by our competitors, which could potentially create short and long-term disruptions to our business, negatively impacting our revenue, profit and/or stock price. We also have relationships with certain third parties where these third parties serve as sales channels through which we generate a portion of our revenue. Due to these third-party relationships, we could be subject to claims as a result of the activities, products, or services of these third-party service providers even though we were not directly involved in the circumstances leading to those claims. Even if these claims do not result in liability to us, defending and investigating these claims could be expensive and time-consuming, divert personnel and other resources from our business and result in adverse publicity that could harm our business.

***We may engage in future acquisitions, which may be expensive, time consuming, subject to inherent risks and from which we may not realize anticipated benefits.*** We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. We acquired Opus and Sphere during fiscal year 2010, IntraNexus and CQI during fiscal year 2012 and Poseidon during fiscal year 2013, all of which are developers of software and services for the inpatient market. We also acquired ViaTrack Systems, LLC ("ViaTrack") during fiscal year 2012 which develops information technologies that enhance EDI offerings, and Matrix during fiscal year 2013 which provides revenue cycle management services. Acquisitions have inherent risks, which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to the following:

- failure to achieve projected synergies and performance targets;
- potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;
- using cash as acquisition currency may adversely affect interest or investment income, which may in turn adversely affect our earnings and /or earnings per share;
- difficulty in fully or effectively integrating the acquired technologies, software products, services, business practices or personnel, which would prevent us from realizing the intended benefits of the acquisition;
- failure to maintain uniform standard controls, policies and procedures across acquired businesses;
- difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;
- the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;
- the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;
- the assumption of known and unknown liabilities;
- the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;
- difficulty in entering geographic and/or business markets in which we have no or limited prior experience;
- difficulty in integrating acquired operations due to geographical distance and language and cultural differences;
- diversion of management's attention from other business concerns; and
- the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant.

A failure to successfully integrate acquired businesses or technology could, for any of these reasons, have an adverse effect on our financial condition and results of operations.

***Our failure to manage growth could harm our business, results of operations and financial condition.*** We have in the past experienced periods of growth which have placed, and may continue to place, a significant strain on our non-cash resources. We also anticipate expanding our overall software development, marketing, sales, client management and training capacity. In the event we are unable to identify, hire, train and retain qualified individuals in such capacities within a reasonable timeframe, such failure could have an adverse effect on the operation of our business. In addition, our ability to manage future increases, if any, in the scope of our operations or personnel will depend on significant expansion of our research and development, marketing and sales, management and administrative and financial capabilities. The failure of our management to effectively manage expansion in our business could have an adverse effect on our business, results of operations and financial condition.

***Our operations are dependent upon our key personnel. If such personnel were to leave unexpectedly, we may not be able to execute our business plan.*** Our future performance depends in significant part upon the continued service of our key development and senior management personnel and successful recruitment of new talent. These personnel have specialized knowledge and skills with respect to our business and our industry. Because we have a relatively small number of employees when compared to other leading companies in our industry, our dependence on maintaining our relationships with key employees and successful recruiting is particularly significant.

The industry in which we operate is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us. Loss of services of key employees could have an adverse effect on our business, results of operations and financial condition. Furthermore, we may need to grant additional equity incentives to key employees and provide other forms of incentive compensation to attract and retain such key personnel. Equity incentives may be dilutive to our per share financial performance. Failure to provide such types of incentive compensation could jeopardize our recruitment and retention capabilities.

***Continuing worldwide political and economic uncertainties may adversely affect our revenue and profitability.*** The last several years have been periodically marked by concerns including but not limited to inflation, decreased consumer confidence, the lingering effects of international conflicts, energy costs and terrorist and military activities. Although certain indices and economic data have shown signs of stabilization in the United States and certain global markets, there can be no assurance that these improvements will be broad-based or sustainable. This instability can make it extremely difficult for our clients, our vendors and us to accurately forecast and plan future business activities, and could cause constrained spending on our products and services, delays and a lengthening of our sales cycles and/or difficulty in collection of our accounts receivable. Bankruptcies or similar insolvency events affecting our clients may cause us to incur bad debt expense at levels higher than historically experienced. Further, an ongoing economic stability in the global markets could limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing business conditions or new opportunities. Accordingly, if worldwide political and economic uncertainties continue or worsen, our business, results of operations and financial condition could be materially and adversely affected.

***If we are unable to manage our growth in the new markets we may enter, our business and financial results could suffer.*** Our future financial results will depend in part on our ability to profitably manage our business in new markets that we may enter. We are engaging in the strategic identification of, and competition for, growth and expansion opportunities in new markets or offerings, including but not limited to the areas of interoperability, patient engagements, data analytics and population health. In order to successfully execute on these future initiatives, we will need to, among other things, manage changing business conditions and develop expertise in areas outside of our business's traditional core competencies. Difficulties in managing future growth in new markets could have a significant negative impact on our business, financial condition and results of operations.

***We may not be successful in developing or launching our new software products and services, which could have a negative impact on our financial condition and results of operations.*** We invest significant resources in the research and development of new and enhanced software products and services. Over the last few years we have incurred, and will continue to incur, significant internal research and development expenses that are recorded as capitalized software costs. We cannot provide assurances that we will be successful in our efforts to develop or sell new software products, which could result in an impairment of the value of the related capitalized software costs, an adverse effect on our financial condition and operating results and a negative impact the future of our business.

***We have implemented a new company-wide enterprise resource planning ("ERP") system. The implementation process is complex and involves a number of risks that may adversely affect our business and results of operations.*** During fiscal 2013, we replaced our multiple legacy business systems at different sites with a new company-wide, integrated ERP system to handle various business, operating and financial processes. The new system will enhance a variety of important functions, such as order entry, invoicing, accounts receivable, accounts payable, financial consolidation, and internal and external financial and management reporting matters.

ERP implementations are complex and time-consuming projects that involve substantial expenditures on system hardware and software and implementation activities that often continue for several years. Such an integrated, wide-scale implementation is extremely complex and requires transformation of business and financial processes in order to reap the benefits of the ERP system. Significant efforts are required for requirements identification, functional design, process documentation, data conversion, user training and post implementation support. Problems in any of these areas could result in operational issues including delayed billing and accounting errors and other operational issues. System delays or malfunctioning could also disrupt our ability to timely and accurately process and report results of our operations, financial position and cash flows, which could impact our ability to timely complete important business processes such as the evaluation of its internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

***We own a captive facility, located in India that subjects us to regulatory, economic, social and political uncertainties in India.*** We are subject to several risks associated with having a portion of our assets and operations located in India. Many US companies have benefited from many policies of the Government of India and the Indian state governments in the states in which we operate, which are designed to promote foreign investment generally and the business process services industry in particular, including significant tax incentives, relaxation of regulatory restrictions, liberalized import and export duties and preferential rules on foreign investment and repatriation. There is no assurance that such policies will continue. Various factors, such as changes in the current Government of India, could trigger significant changes in India's economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. In addition, our financial performance and the market price of our common stock may be adversely affected by general economic conditions and economic and fiscal policy in India, including changes in exchange rates and controls, interest rates and taxation policies, as well as social stability and political, economic or diplomatic developments affecting India in the future. In particular, India has experienced significant economic growth over the last several years, but faces major challenges in sustaining that growth in the years ahead. These challenges include the need for substantial infrastructure development and improving access to healthcare and education. Our ability to recruit, train and retain qualified employees, develop and operate our captive facility could be adversely affected if India does not successfully meet these challenges.

***We could suffer further charges due to asset impairment that could reduce our income.*** We test our goodwill for impairment annually during our first fiscal quarter, and on interim dates should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with provisions of *ASC 350, Intangibles - Goodwill and Other.* During the quarter ended March 31, 2013, we recorded a $17.4 million goodwill impairment charge relating to our Hospital Solutions Division (see "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" section for additional information regarding this charge). Declines in business performance or other factors could cause the fair value of our Hospital Solutions Division, or any of our other operating segments to be further revised downward, resulting in further impairment charges. If the financial outlook for any of our operating segments warrants additional impairments of goodwill, the resulting write-downs could materially affect our reported net earnings.

**Risks Related to Our Products and Service**

***If our principal products, new product developments or implementation, training and support services fail to meet the needs of our clients, we may fail to realize future growth, suffer reputational harm and face the risk of losing existing clients.*** We currently derive substantially all of our net revenue from sales of our healthcare information systems and related services. We believe that a primary factor in the market acceptance of our systems has been our ability to meet the needs of users of healthcare information systems. Our future financial performance will depend in large part on our ability to continue to meet the increasingly sophisticated needs of our clients through the timely development and successful introduction of new and enhanced versions of our systems and other complementary products, as well as our ability to provide high quality implementation, training and support services for our products. We have historically expended a significant percentage of our net revenue on product development and believe that significant continuing product development efforts will be required to retain our existing clients and sustain our growth. Continued investment in our sales staff and our client implementation, training and support staffs will also be required to retain and grow our client base.

There can be no assurance that we will be successful in our customer satisfaction or product development efforts, that the market will continue to accept our existing products and services, or that new products or product enhancements will be developed and implemented in a timely manner, meet the requirements of healthcare providers, or achieve market acceptance. If new products or product enhancements are delayed or do not achieve market acceptance, or if our implementation, training and support services do not achieve a high degree of customer satisfaction, our reputation, business, results of operations and financial condition could be adversely affected. At certain times in the past, we have also experienced delays in purchases of our products by clients anticipating our launch, or the launch of our competitors, of new products. There can be no assurance that material order deferrals in anticipation of new product introductions from ourselves or other entities will not occur.

***If the emerging technologies and platforms of Microsoft and others upon which we build our products do not gain or continue to maintain broad market acceptance, or if we fail to develop and introduce in a timely manner new products and services compatible with such emerging technologies, we may not be able to compete effectively and our ability to generate revenue will suffer.*** Our software products are built and depend upon several underlying and evolving relational database management system platforms such as those developed by Microsoft. To date, the standards and technologies upon which we have chosen to develop our products have proven to have gained industry acceptance. However, the market for our software products is subject to ongoing rapid technological developments, quickly evolving industry standards and rapid changes in client requirements, and there may be existing or future technologies and platforms that achieve industry standard status, which are not compatible with our products.

***We are dependent on our license rights and other services from third parties, which may cause us to discontinue, delay or reduce product shipments.*** We depend upon licenses for some of the technology used in our products as well as other services from third-party vendors. Most of these arrangements can be continued/renewed only by mutual consent and may be terminated for any number of reasons. We may not be able to continue using the products or services made available to us under these arrangements on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce product shipments or services provided until we can obtain equivalent technology or services. Most of our third-party licenses are non-exclusive. Our competitors may obtain the right to use any of the business elements covered by these arrangements and use these elements to compete directly with us. In addition, if our vendors choose to discontinue providing their technology or services in the future or are unsuccessful in their continued research and development efforts, we may not be able to modify or adapt our own products.

***We may experience interruption at our data centers or client support facilities.*** We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data at company-owned facilities and through third-party hosting arrangements. In addition, we provide support services to our clients through various client support facilities. We have invested in reliability features such as multiple power feeds, multiple backup generators and redundant telecommunications lines, as well as technical (such as multiple overlapping security applications, access control and other countermeasures) and physical security safeguards, and structured our operations to reduce the likelihood of disruptions. However, complete failure of all local public power and backup generators, impairment of all telecommunications lines, a concerted denial of service cyber-attack, a significant data breach, damage, injury or impairment (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the personnel operating such facilities or the client data contained therein, or errors by the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in significant revenue loss, create potential liabilities for our clients and us and increase insurance and other operating costs.

***We face the possibility of having to adopt new pricing strategies, such as subscription pricing or bundling.*** In April 2009, we announced a new subscription based software as a service delivery model which includes monthly subscription pricing. This model is designed for smaller practices to quickly access the NextGen® Ambulatory EHR or NextGen® PM products at a modest monthly per provider price. We currently derive substantially all of our systems revenue from traditional software license, implementation and training fees, as well as the resale of computer hardware. Today, the majority of our clients pay an initial license fee for the use of our products, in addition to a periodic maintenance fee. While the intent of the new subscription based delivery model is to further penetrate the smaller practice market, there can be no assurance that this delivery model will not become increasingly popular with both small and large clients. In addition, we have experienced a recent increase in the demand for bundling our software and systems with RCM service arrangements, which has also caused us to modify our standard upfront license fee pricing model. If the marketplace increasingly demands subscription or bundled pricing, we may be forced to further adjust our sales, marketing and pricing strategies accordingly, by offering a higher percentage of our products and services through these means. Shifting to a significantly greater degree of subscription or bundled pricing could adversely affect our financial condition, cash flows and quarterly and annual revenue and results of operations, as our revenue would initially decrease substantially.

***We face the possibility of claims based upon our website content, which may cause us expense and management distraction.*** We could be subject to third party claims based on the nature and content of information supplied on our website by us or third parties, including content providers or users. We could also be subject to liability for content that may be accessible through our website or third party websites linked from our website or through content and information that may be posted by users in chat rooms, bulletin boards or on websites created by professionals using our applications. Even if these claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management's attention away from our operations.

***If our security measures are breached or fail and unauthorized access is obtained to a client's data, our services may be perceived as not being secure, clients may curtail or stop using our services, and we may incur significant liabilities.*** Our services involve the storage and transmission of clients' proprietary information and protected health information of patients. Because of the sensitivity of this information, security features of our software are very important. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance, insufficiency, defective design, or otherwise, someone may be able to obtain unauthorized access to client or patient data. As a result, our reputation could be damaged, our business may suffer, and we could face damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation and remediation efforts to prevent future occurrences. We rely upon our clients as users of our system for key activities to promote security of the system and the data within it, such as administration of client-side access credentialing and control of client-side display of data. On occasion, our clients have failed to perform these activities. Failure of clients to perform these activities may result in claims against us that this reliance was misplaced, which could expose us to significant expense and harm to our reputation. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and clients. In addition, our clients may authorize or enable third parties to access their client data or the data of their patients on our systems. Because we do not control such access, we cannot ensure the complete propriety of that access or integrity or security of such data in our systems.

***Failure by our clients to obtain proper permissions and waivers may result in claims against us or may limit or prevent our use of data, which could harm our business.*** We require our clients to provide necessary notices and to obtain necessary permissions and waivers for use and disclosure of the information that we receive, and we require contractual assurances from them that they have done so and will do so. If they do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other applicable laws. This could impair our functions, processes and databases that reflect, contain, or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules and analyses or limit other data-driven activities that are beneficial to our business. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

***We face the possibility of damages resulting from internal and external security breaches.*** In the course of our business operations, we compile and transmit confidential information, including patient health information, in our processing centers and other facilities. A breach of security in any of these facilities could damage our reputation and result in damages being assessed against us. In addition, the other systems with which we may interface, such as the Internet and related systems may be vulnerable to security breaches, viruses, programming errors, or similar disruptive problems. The effect of these security breaches and related issues could disrupt our ability to perform certain key business functions and could potentially reduce demand for our services. Accordingly, we have expended significant resources toward establishing and enhancing the security of our related infrastructures, although no assurance can be given that they will be entirely free from potential breach. Maintaining and enhancing our infrastructure security may require us to expend significant capital in the future.

The success of our strategy to offer our EDI services and Internet solutions depends on the confidence of our clients in our ability to securely transmit confidential information. Our EDI services and Internet solutions rely on encryption, authentication and other security technology licensed from third parties to achieve secure transmission of confidential information. We may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications by our clients. Anyone who is able to circumvent our security measures could misappropriate confidential user information or interrupt our, or our clients', operations. In addition, our EDI and Internet solutions may be vulnerable to viruses, physical or electronic break-ins and similar disruptions.

Any failure to provide secure infrastructure and/or electronic communication services could result in a lack of trust by our clients causing them to seek out other vendors and/or damage our reputation in the market, making it difficult to obtain new clients.

***Our business depends on continued and unimpeded access to the Internet by us and our customers, which is not within our control.*** We deliver Internet-based services and, accordingly, depend on our ability and the ability of our customers to access the Internet. This access is currently provided by third parties that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service provides -- all of whom are outside of our control. In the event of any difficulties, outages and delays by Internet service providers, we may be impeded from providing services, resulting in a loss of potential or existing customers.

***We may be subject to claims for system errors, warranties or product liability, which could have an adverse effect on our business, results of operations and financial condition.*** Our software solutions are intended for use in collecting, storing and displaying clinical and healthcare-related information used in the diagnosis and treatment of patients and in related healthcare settings such as admissions and billing. Therefore, users of our software solutions have a greater sensitivity to errors than the market for software products generally. Any failure by our products to provide accurate and timely information concerning patients, their medication, treatment and health status, generally, could result in claims against us which could materially and adversely impact our financial performance, industry reputation and ability to market new system sales. In addition, a court or government agency may take the position that our delivery of health information directly, including through licensed practitioners, or delivery of information by a third party site that a consumer accesses through our websites, exposes us to assertions of malpractice, other personal injury liability, or other liability for wrongful delivery/handling of healthcare services or erroneous health information. We maintain insurance to protect against claims associated with the use of our products as well as liability limitation language in our end-user license agreements, but there can be no assurance that our insurance coverage or contractual language would adequately cover any claim asserted against us. A successful claim brought against us in excess of or outside of our insurance coverage could have an adverse effect on our business, results of operations and financial condition. Even unsuccessful claims could result in our expenditure of funds for litigation and management time and resources.

Certain healthcare professionals who use our Internet-based products will directly enter health information about their patients including information that constitutes a record under applicable law that we may store on our computer systems. Numerous federal and state laws and regulations, the common law and contractual obligations, govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state and federal privacy and confidentiality laws;
- our contracts with clients and partners;
- state laws regulating healthcare professionals;
- Medicaid laws;
- the HIPAA and related rules proposed by the Health Care Financing Administration; and
- Health Care Financing Administration standards for Internet transmission of health data.

HIPAA establishes elements including, but not limited to, federal privacy and security standards for the use and protection of Protected Health Information. Any failure by us or by our personnel or partners to comply with applicable requirements may result in a material liability to us.

Although we have systems and policies in place for safeguarding Protected Health Information from unauthorized disclosure, these systems and policies may not preclude claims against us for alleged violations of applicable requirements. Also, third party sites and/or links that consumers may access through our web sites may not maintain adequate systems to safeguard this information, or may circumvent systems and policies we have put in place. In addition, future laws or changes in current laws may necessitate costly adaptations to our policies, procedures, or systems.

There can be no assurance that we will not be subject to product liability claims, that such claims will not result in liability in excess of our insurance coverage, that our insurance will cover such claims or that appropriate insurance will continue to be available to us in the future at commercially reasonable rates. Such product liability claims could adversely affect our business, results of operations and financial condition.

***We are subject to the effect of payer and provider conduct which we cannot control and accordingly, there is no assurance that revenue for our services will continue at historic levels.*** We offer certain electronic claims submission products and services as part of our product line. While we have implemented certain product features designed to maximize the accuracy and completeness of claims submissions, these features may not be sufficient to prevent inaccurate claims data from being submitted to payers. Should inaccurate claims data be submitted to payers, we may be subject to liability claims.

Electronic data transmission services are offered by certain payers to healthcare providers that establish a direct link between the provider and payer. This process reduces revenue to third party EDI service providers such as us. As a result of this, and other market factors, we are unable to ensure that we will continue to generate revenue at or in excess of prior levels for such services.

A significant increase in the utilization of direct links between healthcare providers and payers could adversely affect our transaction volume and financial results. In addition, we cannot provide assurance that we will be able to maintain our existing links to payers or develop new connections on terms that are economically satisfactory to us, if at all.

***We face the risks and uncertainties that are associated with litigation against us, which may adversely impact our marketing, distract management and have a negative impact upon our business, results of operations and financial condition.*** We face the risks associated with litigation concerning the operation of our business. The uncertainty associated with substantial unresolved litigation may have an adverse effect on our business. In particular, such litigation could impair our relationships with existing clients and our ability to obtain new clients. Defending such litigation may result in a diversion of management's time and attention away from business operations, which could have an adverse effect on our business, results of operations and financial condition. Such litigation may also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration such acquirers would otherwise be willing to pay in connection with an acquisition.

There can be no assurance that such litigation will not result in liability in excess of our insurance coverage, that our insurance will cover such claims or that appropriate insurance will continue to be available to us in the future at commercially reasonable rates.

***Proprietary rights are material to our success, and the misappropriation of these rights could adversely affect our business and our financial condition.*** We are heavily dependent on the maintenance and protection of our intellectual property and we rely largely on technical security measures, license agreements, confidentiality procedures and employee nondisclosure agreements to protect our intellectual property. The majority of our software is not patented and existing copyright laws offer only limited practical protection.

There can be no assurance that the legal protections and precautions we take will be adequate to prevent misappropriation of our technology or that competitors will not independently develop technologies equivalent or superior to ours. Further, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States and are often not enforced as vigorously as those in the United States.

We do not believe that our operations or products infringe on the intellectual property rights of others. However, there can be no assurance that others will not assert infringement or trade secret claims against us with respect to our current or future products or that any such assertion will not require us to enter into a license agreement or royalty arrangement or other financial arrangement with the party asserting the claim. Responding to and defending any such claims may distract the attention of our management and adversely affect our business, results of operations and financial condition. In addition, claims may be brought against third parties from which we purchase software, and such claims could adversely affect our ability to access third party software for our systems.

***If we are deemed to infringe on the proprietary rights of third parties, we could incur unanticipated expense and be prevented from providing our products and services.*** We have been, and may be in the future, subject to intellectual property infringement claims as the number of our competitors grows and our applications' functionality is viewed as similar or overlapping with competitive products. We do not believe that we have infringed or are infringing on any proprietary rights of third parties. However, claims are occasionally asserted against us, and we cannot assure you that infringement claims will not be asserted against us in the future. Also, we cannot assure you that any such claims will be unsuccessful. We could incur substantial costs and diversion of management resources defending any infringement claims - even if we are ultimately successful in the defense of such matters. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all.

**Risks Related to Regulation**

***We may not see the benefits from government funding programs initiated to accelerate the adoption and utilization of health information technology.*** While government programs have been implemented to improve the efficiency and quality of the healthcare sector, including expenditures to stimulate business and accelerate the adoption and utilization of healthcare technology, we may not see the anticipated benefits of such programs. In February 2009, President Obama signed the American Recovery and Reinvestment Act ("ARRA"), which allocates over $20 billion dollars to healthcare IT over the next several years. The provision of the legislation that addresses health information technology specifically is known as the Health Information Technology for Economic and Clinical Health Act ("HITECH Act"). In 2010 the Obama Administration enacted the Patient Protection and Affordable Care Act ("PPACA"), which mandates insurance for all US citizens and significant reform of the healthcare delivery system. Under the ARRA and the PPACA, unprecedented government financial resources are being invested in healthcare, including significant financial incentives to healthcare providers who can demonstrate meaningful use of certified EHR technology since 2011. While we expect the ARRA and the PPACA to continue to create significant sales opportunities over the next several years, we are unsure of the immediate or long-term impact of these government actions.

Although we believe that our service offerings will meet the requirements of the HITECH Act to allow our customers to qualify for financial incentives for implementing and using our services, there can be no guaranty that our customers will achieve meaningful use or actually receive such planned financial incentives for our services. We also cannot predict the speed at which healthcare providers will adopt electronic health record systems in response to these government incentives, whether healthcare providers will select our products and services or whether healthcare providers will implement an electronic health record system at all. Any delay in the purchase and implementation of electronic health records systems by healthcare providers in response to government programs, or the failure of healthcare providers to purchase an electronic health record system, could have an adverse effect on our business, financial condition and results of operations. It is also possible that additional regulations or government programs related to electronic health records or an amendment or repeal of the HITECH Act could require us to undertake additional efforts to meet meaningful use standards, materially impact our ability to compete in the evolving healthcare IT market or have other impacts that would be unfavorable to our business.

***There is significant uncertainty in the healthcare industry in which we operate, and we are subject to the possibility of changing government regulation, which may adversely impact our business, financial condition and results of operations.*** The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement processes and operation of healthcare facilities. During the past several years, the healthcare industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates and certain capital expenditures.

Recently enacted public laws reforming the U.S. healthcare system may have an impact on our business. The Patient Protection and Affordable Care Act (H.R. 3590; Public Law 111-148) ("PPACA") and The Health Care and Education Reconciliation Act of 2010 (H.R. 4872) (the "Reconciliation Act"), which amends the PPACA (collectively the "Health Reform Laws"), were signed into law in March 2010. The Health Reform Laws contain various provisions which may impact us and our customers. Some of these provisions may have a positive impact, by expanding the use of electronic health records in certain federal programs, for example, while others, such as reductions in reimbursement for certain types of providers, may have a negative impact due to fewer available resources. Increases in fraud and abuse penalties may also adversely affect participants in the health care sector, including us.

Various legislators have announced that they intend to examine further proposals to reform certain aspects of the U.S. healthcare system. Healthcare providers may react to these proposals, and the uncertainty surrounding such proposals, by curtailing or deferring investments, including those for our systems and related services. Cost-containment measures instituted by healthcare providers as a result of regulatory reform or otherwise could result in a reduction in the allocation of capital funds. Such a reduction could have an adverse effect on our ability to sell our systems and related services. On the other hand, changes in the regulatory environment have increased and may continue to increase the needs of healthcare organizations for cost-effective data management and thereby enhance the overall market for healthcare management information systems. We cannot predict what effect, if any, such proposals or healthcare reforms might have on our business, financial condition and results of operations.

As existing regulations mature and become better defined, we anticipate that these regulations will continue to directly affect certain of our products and services, but we cannot fully predict the effect at this time. We have taken steps to modify our products, services and internal practices as necessary to facilitate our compliance with the regulations, but there can be no assurance that we will be able to do so in a timely or complete manner. Achieving compliance with these regulations could be costly and distract management's attention and divert other company resources, and any noncompliance by us could result in civil and criminal penalties.

Developments of additional federal and state regulations and policies have the potential to positively or negatively affect our business.

Our software may potentially be subject to regulation by the U.S. Food and Drug Administration ("FDA") as a medical device. Such regulation could require the registration of the applicable manufacturing facility and software and hardware products, application of detailed record-keeping and manufacturing standards, and FDA approval or clearance prior to marketing. An approval or clearance requirement could create delays in marketing, and the FDA could require supplemental filings or object to certain of these applications, the result of which could adversely affect our business, financial condition and results of operations.

***We may be subject to false or fraudulent claim laws.*** There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with submission and payment of physician claims for reimbursement. In some cases, these laws also forbid abuse of existing systems for such submission and payment. Any failure of our RCM services to comply with these laws and regulations could result in substantial liability including, but not limited to, criminal liability, could adversely affect demand for our services and could force us to expend significant capital, research and development and other resources to address the failure. Errors by us or our systems with respect to entry, formatting, preparation or transmission of claim information may be determined or alleged to be in violation of these laws and regulations. Determination by a court or regulatory agency that our services violate these laws could subject us to civil or criminal penalties, invalidate all or portions of some of our client contracts, require us to change or terminate some portions of our business, require us to refund portions of our services fees, cause us to be disqualified from serving clients doing business with government payers and have an adverse effect on our business.

In most cases where we are permitted to do so, we calculate charges for our RCM services based on a percentage of the collections that our clients receive as a result of our services. To the extent that violations or liability for violations of these laws and regulations require intent, it may be alleged that this percentage calculation provides us or our employees with incentive to commit or overlook fraud or abuse in connection with submission and payment of reimbursement claims. The U.S. Centers for Medicare and Medicaid Services has stated that it is concerned that percentage-based billing services may encourage billing companies to commit or to overlook fraudulent or abusive practices.

A portion of our business involves billing of Medicare claims on behalf of its clients. In an effort to combat fraudulent Medicare claims, the federal government offers rewards for reporting of Medicare fraud which could encourage others to subject us to a charge of fraudulent claims, including charges that are ultimately proven to be without merit.

***If our products fail to comply with evolving government and industry standards and regulations, we may have difficulty selling our products.*** We may be subject to additional federal and state statutes and regulations in connection with offering services and products via the Internet. On an increasingly frequent basis, federal and state legislators are proposing laws and regulations that apply to Internet commerce and communications. Areas being affected by these regulations include user privacy, pricing, content, taxation, copyright protection, distribution, and quality of products and services. To the extent that our products and services are subject to these laws and regulations, the sale of our products and services could be harmed.

***We are subject to changes in and interpretations of financial accounting matters that govern the measurement of our performance, one or more of which could adversely affect our business, financial condition, cash flows, revenue and results of operations.*** Based on our reading and interpretations of relevant guidance, principles or concepts issued by, among other authorities, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Commission, we believe our current sales and licensing contract terms and business arrangements have been properly reported. However, there continue to be issued interpretations and guidance for applying the relevant standards to a wide range of sales and licensing contract terms and business arrangements that are prevalent in the software industry. Future interpretations or changes by the regulators of existing accounting standards or changes in our business practices could result in changes in our revenue recognition and/or other accounting policies and practices that could adversely affect our business, financial condition, cash flows, revenue and results of operations.

***Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business, and our per share price may be adversely affected.*** Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and the rules and regulations promulgated by the SEC to implement Section 404, we are required to include in our Form 10-K a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting. The assessment must include disclosure of any material weakness in our internal control over financial reporting identified by management.

As part of the ongoing evaluation being undertaken by management and our independent registered public accountants pursuant to Section 404, our internal control over financial reporting was effective as of March 31, 2013. However, if we fail to maintain an effective system of disclosure controls or internal controls over financial reporting, we may discover material weaknesses that we would then be required to disclose. Any material weaknesses identified in our internal controls could have an adverse effect on our business. We may not be able to accurately or timely report on our financial results, and we might be subject to investigation by regulatory authorities. This could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which may have an adverse effect on our stock price.

No evaluation process can provide complete assurance that our internal controls will detect and correct all failures within our company to disclose material information otherwise required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, if we continue to expand, through either organic growth or through acquisitions (or both), the challenges involved in implementing appropriate controls will increase and may require that we evolve some or all of our internal control processes.

It is also possible that the overall scope of Section 404 may be revised in the future, thereby causing ourselves to review, revise or reevaluate our internal control processes which may result in the expenditure of additional human and financial resources.

**Risks Related to Ownership of Our Common Stock**

***The unpredictability of our quarterly operating results may cause the price of our common stock to fluctuate or decline.*** Our revenue may fluctuate in the future from quarter to quarter and period to period, as a result of a number of factors including, without limitation:

- the size and timing of orders from clients;
- the specific mix of software, hardware and services in client orders;
- the length of sales cycles and installation processes;
- the ability of our clients to obtain financing for the purchase of our products;
- changes in pricing policies or price reductions by us or our competitors;
- the timing of new product announcements and product introductions by us or our competitors;
- changes in revenue recognition or other accounting guidelines employed by us and/or established by the Financial Accounting Standards Board ("FASB") or other rule-making bodies;
- accounting policies concerning the timing of the recognition of revenue;
- the availability and cost of system components;
- the financial stability of clients;

- market acceptance of new products, applications and product enhancements;
- our ability to develop, introduce and market new products, applications and product enhancements;
- our success in expanding our sales and marketing programs;
- deferrals of client orders in anticipation of new products, applications, product enhancements, or public/private sector initiatives;
- execution of or changes to our strategy;
- personnel changes; and
- general market/economic factors.

Our software products are generally shipped as orders are received and accordingly, we have historically operated with a minimal backlog of license fees. As a result, revenue in any quarter is dependent on orders booked and shipped in that quarter and is not predictable with any degree of certainty. Furthermore, our systems can be relatively large and expensive, and individual systems sales can represent a significant portion of our revenue and profits for a quarter such that the loss or deferral of even one such sale can adversely affect our quarterly revenue and profitability.

Clients often defer systems purchases until our quarter end, so quarterly results generally cannot be predicted and frequently are not known until after the quarter has concluded.

Our sales are dependent upon clients' initial decisions to replace or substantially modify their existing information systems, and subsequently, their decision concerning which products and services to purchase. These are major decisions for healthcare providers and, accordingly, the sales cycle for our systems can vary significantly and typically ranges from six to twenty-four months from initial contact to contract execution/shipment.

Because a significant percentage of our expenses are relatively fixed, a variation in the timing of systems sales, implementations and installations can cause significant variations in operating results from quarter to quarter. As a result, we believe that interim period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, our historical operating results are not necessarily indicative of future performance for any particular period.

We currently recognize revenue in accordance with the applicable accounting guidance as defined by the FASB.

There can be no assurance that application and subsequent interpretations of these pronouncements will not further modify our revenue recognition policies, or that such modifications would not adversely affect our operating results reported in any particular quarter or year.

Due to all of the foregoing factors, it is possible that our operating results may be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be adversely affected.

***Our common stock price has been volatile, which could result in substantial losses for investors purchasing shares of our common stock and in litigation against us.*** Volatility may be caused by a number of factors including but not limited to:

- actual or anticipated quarterly variations in operating results;
- rumors about our performance, software solutions, or merger and acquisition activity;
- changes in expectations of future financial performance or changes in estimates of securities analysts;
- governmental regulatory action;
- health care reform measures;
- client relationship developments;
- purchases or sales of company stock;
- activities by one or more of our major shareholders concerning our policies and operations;
- changes occurring in the markets in general;
- macroeconomic conditions, both nationally and internationally; and
- other factors, many of which are beyond our control.

Furthermore, the stock market in general, and the market for software, healthcare and high technology companies in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

***Two current and former directors are significant shareholders, which makes it possible for them to have significant influence over the outcome of all matters submitted to our shareholders for approval and which influence may be alleged to conflict with our interests and the interests of our other shareholders.*** One of our directors is a significant shareholder who beneficially owns approximately 17.1% of the outstanding shares of our common stock at March 31, 2013. Another former director, who owns approximately 9.6% (based on publicly filed information) of the outstanding shares of our common stock at March 31, 2013, recently resigned from our Board of Directors, but likely maintains a large enough ownership stake to reelect himself to our Board of Directors under cumulative voting. California law and our Bylaws permit our shareholders to cumulate their votes, the effect of which is to provide shareholders with sufficiently large concentrations of our shares the opportunity to assure themselves one or more seats on our Board of Directors. The amounts required to assure a seat on our Board of Directors can vary based upon the number of shares outstanding, the number of shares voting, the number of directors to be elected, the number of "broker non-votes," and the number of shares held by the shareholder exercising the cumulative voting rights. In the event that cumulative voting is invoked, it is likely that these two individuals that are significant shareholders will each have sufficient votes to assure themselves of one or more seats on our Board of Directors. With or without cumulative voting, these two significant shareholders will have substantial influence over the outcome of all matters submitted to our shareholders for approval, including the election of our directors and other corporate actions. This influence may be alleged to conflict with our interests and the interests of our other shareholders. For example, in fiscal year 2013, the former director launched a proxy contest to elect a different slate of directors than what our Company proposed to shareholders. We spent approximately $1.3 million to defend against the proxy contest and elect the Company's slate of directors. In addition, such influence by one or both of these shareholders could have the effect of discouraging others from attempting to acquire our Company or create actual or perceived governance instabilities that could adversely affect the price of our common stock.

***Our future policy concerning the payment of dividends is uncertain, which could adversely affect the price of our stock.*** We announced our intention to pay a quarterly dividend commencing with the conclusion of our first fiscal quarter of 2008 (June 30, 2007) and pursuant to this policy our Board of Directors has declared a quarterly cash dividend ranging from $0.125 to its most recent level of $0.175 per share on our outstanding shares of common stock, each quarter thereafter. We anticipate that future quarterly dividends, if and when declared by our Board of Directors pursuant to this policy, would likely be distributable on or about the fifth day of each of the months of October, January, April and July. There can be no guarantees that we will have the financial ability to fund this dividend in perpetuity or to pay it at historic rates. Further, our Board of Directors may decide not to pay the dividend at some future time for financial or non-financial reasons. Unfulfilled expectations regarding future dividends could adversely affect the price of our stock.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our corporate headquarters, the QSI Dental Division and the NextGen Division training operations are located in Irvine, California. We believe that our present facilities are adequate for our current needs. Should we continue to grow, we may be required to lease or acquire additional space. We believe that suitable additional or substitute space is available, if needed, at market rates.

As of March 31, 2013, we leased an aggregate of approximately 436,800 square feet of space with lease agreements expiring at various dates. Significant locations are as follows:

| | Square Feet |
|---|---|
| QSI Dental Division (including Corporate Headquarters) | |
| Irvine, California | 54,500 |
| Augusta, Georgia | 7,300 |
| Other locations | 1,800 |
| NextGen Division | |
| Horsham, Pennsylvania | 110,000 |
| Atlanta, Georgia | 34,800 |
| Other locations | 9,300 |
| Hospital Solutions Division | |
| Austin, Texas | 45,000 |
| Other locations | 3,200 |
| RCM Services Division | |
| St. Louis, Missouri | 55,000 |
| Hunt Valley, Maryland | 33,500 |
| North Canton, Ohio | 22,100 |
| Other locations | 6,900 |
| India Healthcare Private Limited | 53,400 |
| Total leased properties | 436,800 |

## ITEM 3. LEGAL PROCEEDINGS

We have experienced legal claims by customers regarding product and contract disputes, by other third parties asserting that we have infringed their intellectual property rights and by current and former employees regarding certain employment matters. We believe that these claims are without merit and intend to defend against them vigorously; however, we could incur substantial costs and diversion of management resources defending any such claim, even if we are ultimately successful in the defense of such matter. Litigation is inherently uncertain and always difficult to predict. We refer you to the discussion of infringement and litigation risks within "Item 1A. Risk Factors".

## ITEM 4. MINE AND SAFETY DISCLOSURES

Not applicable

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Price and Holders

Our common stock is traded on the NASDAQ Global Select Market under the symbol "QSII."

On July 27, 2011, our Board of Directors approved a two-for-one split of our common stock and a proportional increase in the number of our common shares authorized from 50 million to 100 million. Each shareholder of record at the close of business on October 6, 2011 received one additional share for every outstanding share held on the record date. The additional shares were distributed October 26, 2011 and trading began on a split-adjusted basis on October 27, 2011. All share and per share amounts have been restated for all periods presented to reflect the two-for-one split of our common stock.

The following table sets forth for the quarters indicated the high and low sales prices for each period indicated, as reported on the NASDAQ Global Select Market:

| Three Months Ended | High | Low |
|---|---|---|
| June 30, 2011 | $45.79 | $38.64 |
| September 30, 2011 | $50.70 | $37.05 |
| December 31, 2011 | $49.22 | $33.08 |
| March 31, 2012 | $45.00 | $35.82 |
| June 30, 2012 | $44.19 | $23.93 |
| September 30, 2012 | $28.22 | $15.04 |
| December 31, 2012 | $19.14 | $16.02 |
| March 31, 2013 | $20.96 | $17.16 |

At May 20, 2013, there were approximately 85 holders of record of our common stock.

**Dividends**

In January 2007, our Board of Directors adopted a policy whereby we intend to pay a regular quarterly dividend on our outstanding common stock, subject to further review and approval and the establishment of record and distribution dates by our Board of Directors prior to the declaration of each such quarterly dividend. We anticipate that future quarterly dividends, if and when declared by our Board of Directors pursuant to this policy, would likely be distributable on or about the fifth day of each of the months of October, January, April and July.

On May 22, 2013, the Board of Directors approved a quarterly cash dividend of $0.175 per share on the Company's outstanding shares of Common Stock, payable to shareholders of record as of June 14, 2013 with an expected distribution date on or about July 5, 2013.

Our Board of Directors declared the following dividends during the periods presented:

| Declaration Date | Record Date | Payment Date | Per Share Dividend |
|---|---|---|---|
| May 24, 2012 | June 15, 2012 | July 3, 2012 | $ 0.175 |
| July 25, 2012 | September 14, 2012 | October 5, 2012 | 0.175 |
| October 25, 2012 | December 14, 2012 | December 28, 2012 | 0.175 |
| January 23, 2013 | March 15, 2013 | April 5, 2013 | 0.175 |
| Fiscal year 2013 | | | $ 0.700 |
| May 25, 2011 | June 17, 2011 | July 5, 2011 | $ 0.175 |
| July 27, 2011 | September 19, 2011 | October 5, 2011 | 0.175 |
| October 26, 2011 | December 20, 2011 | January 5, 2012 | 0.175 |
| January 25, 2012 | March 20, 2012 | April 5, 2012 | 0.175 |
| Fiscal year 2012 | | | $ 0.700 |
| May 26, 2010 | June 17, 2010 | July 6, 2010 | $ 0.150 |
| July 28, 2010 | September 17, 2010 | October 5, 2010 | 0.150 |
| October 25, 2010 | December 17, 2010 | January 5, 2011 | 0.150 |
| January 26, 2011 | March 17, 2011 | April 5, 2011 | 0.175 |
| Fiscal year 2011 | | | $ 0.625 |

Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including without limitation, our financial condition, operating results, current and anticipated cash needs and plans for expansion.

**Performance Graph**

The following graph compares the cumulative total returns of our common stock, the NASDAQ Composite Index and the NASDAQ Computer & Data Processing Services Stock Index over the five-year period ended March 31, 2013 assuming $100 was invested on March 31, 2008 with all dividends, if any, reinvested. This performance graph shall not be deemed to be "soliciting material" or "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
Among Quality Systems, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index


$350
$300
$250
$200
$150
$100
$50
$0
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
Quality Systems. Inc.
Nasdaq Composite
Nasdaq Computer & Data Processing

* $100 invested on 3/31/2008 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

The last trade price of our common stock on each of March 31, 2009, 2010, 2011, 2012 and 2013 was published by NASDAQ and, accordingly for the periods ended March 31, 2009, 2010, 2011, 2012 and 2013, the reported last trade price was utilized to compute the total cumulative return for our common stock for the respective periods then ended. Shareholder returns over the indicated periods should not be considered indicative of future stock prices or shareholder returns.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data with respect to our consolidated statements of income data for each of the five years in the period ended March 31, 2013 and the consolidated balance sheets data as of the end of each such fiscal year are derived from our audited consolidated financial statements. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

**Consolidated Financial Data**
(In thousands, except per share data)

| | Fiscal Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| Statements of Income Data | | | | | |
| Revenue | $ 460,229 | $ 429,835 | $ 353,363 | $ 291,811 | $ 245,515 |
| Cost of revenue | 189,652 | 151,223 | 127,482 | 110,807 | 88,890 |
| Gross profit | 270,577 | 278,612 | 225,881 | 181,004 | 156,625 |
| Selling, general and administrative | 148,353 | 128,846 | 108,310 | 86,951 | 69,410 |
| Research and development costs | 30,865 | 31,369 | 21,797 | 16,546 | 13,777 |
| Amortization of acquired intangible assets | 4,859 | 2,198 | 1,682 | 1,783 | 1,035 |
| Impairment of goodwill | 17,400 | — | — | — | — |
| Income from operations | 69,100 | 116,199 | 94,092 | 75,724 | 72,403 |
| Interest income (expense), net | (107) | 247 | 263 | 226 | 1,203 |
| Other income (expense), net | (79) | (139) | 61 | 268 | (279) |
| Income before provision for income taxes | 68,914 | 116,307 | 94,416 | 76,218 | 73,327 |
| Provision for income taxes | 26,190 | 40,650 | 32,810 | 27,839 | 27,208 |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 | $ 48,379 | $ 46,119 |
| Basic net income per share | $ 0.72 | $ 1.29 | $ 1.06 | $ 0.84 | $ 0.82 |
| Diluted net income per share | $ 0.72 | $ 1.28 | $ 1.06 | $ 0.84 | $ 0.81 |
| Basic weighted average shares outstanding | 59,392 | 58,729 | 57,894 | 57,270 | 56,062 |
| Diluted weighted average shares outstanding | 59,462 | 59,049 | 58,236 | 57,592 | 56,792 |
| Dividends declared per common share | $ 0.700 | $ 0.700 | $ 0.625 | $ 0.600 | $ 0.575 |

| | March 31, 2013 | March 31, 2012 | March 31, 2011 | March 31, 2010 | March 31, 2009 |
|---|---|---|---|---|---|
| Balance Sheet Data | | | | | |
| Cash and cash equivalents | $ 105,999 | $ 134,444 | $ 116,617 | $ 84,611 | $ 70,180 |
| Working capital | $ 170,297 | $ 183,277 | $ 145,758 | $ 118,935 | $ 98,980 |
| Total assets | $ 443,055 | $ 440,352 | $ 378,686 | $ 310,180 | $ 242,101 |
| Total liabilities | $ 136,006 | $ 145,175 | $ 154,016 | $ 121,891 | $ 86,534 |
| Total shareholders' equity | $ 307,049 | $ 295,177 | $ 224,670 | $ 188,289 | $ 155,567 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information contained herein, the matters discussed in this management's discussion and analysis of financial condition and results of operations ("MD&A"), including discussions of our product development plans, business strategies and market factors influencing our results, may include forward-looking statements that involve certain risks and uncertainties. Actual results may differ from those anticipated by us as a result of various factors, both foreseen and unforeseen, including, but not limited to, our ability to continue to develop new products and increase systems sales in markets characterized by rapid technological evolution, consolidation and competition from larger, better-capitalized competitors. Many other economic, competitive, governmental and technological factors could affect our ability to achieve our goals and interested persons are urged to review any risks that may be described in "Item 1A. Risk Factors" as set forth herein, as well as in our other public disclosures and filings with the Securities and Exchange Commission ("SEC").

### Overview

This MD&A, is provided as a supplement to the consolidated financial statements and notes thereto included elsewhere in this Report in order to enhance your understanding of our results of operations and financial condition and should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes thereto included elsewhere in this Report. Historical results of operations, percentage margin fluctuations and any trends that may be inferred from the discussion below are not necessarily indicative of the operating results for any future period.

Our MD&A is organized as follows:

- *Management Overview.* This section provides a general description of our Company and operating segments, a discussion as to how we derive our revenue, background information on certain trends and developments affecting our Company, a summary of our acquisition transactions and a discussion on management's strategy for driving revenue growth.
- *Critical Accounting Policies and Estimates.* This section discusses those accounting policies that are considered important to the evaluation and reporting of our financial condition and results of operations, and whose application requires us to exercise subjective or complex judgments in making estimates and assumptions. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2, "Summary of Significant Accounting Policies," of our notes to consolidated financial statements included elsewhere in this Report.
- *Company Overview.* This section provides a more detailed description of our Company, operating segments, products and services offered.
- *Overview of Results of Operations and Results of Operations by Operating Divisions.* These sections provide our analysis and outlook for the significant line items on our consolidated statements of income, as well as other information that we deem meaningful to understand our results of operations on both a consolidated basis and an operating division basis.
- *Liquidity and Capital Resources.* This section provides an analysis of our liquidity and cash flows and discussions of our contractual obligations and commitments as of March 31, 2013.
- *New Accounting Pronouncements.* This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted by our Company or may be adopted in the future.

### Management Overview

Quality Systems, Inc. and its wholly-owned subsidiaries operate as four business divisions (each, a "Division") which are comprised of: (i) the QSI Dental Division, (ii) the NextGen Division, (iii) the Hospital Solutions Division (formerly Inpatient Solutions) and (iv) the RCM Services Division (formerly Practice Solutions). In fiscal year 2011, we opened a captive entity in India called Quality Systems India Healthcare Private Limited ("QSIH"). We primarily derive revenue by developing and marketing healthcare information systems that automate certain aspects of medical and dental practices, networks of practices such as physician hospital organizations ("PHOs") and management service organizations ("MSOs"), ambulatory care centers, community health centers and medical and dental schools along with comprehensive systems implementation, maintenance and support and add on complementary services such as revenue cycle management ("RCM") and electronic data interchange ("EDI"). Our systems and services provide our clients with the ability to redesign patient care and other workflow processes while improving productivity through the facilitation of managed access to patient information. Utilizing our proprietary software in combination with third-party hardware and software solutions, our products enable the integration of a variety of administrative and clinical information operations.

In the last few years, we have continued to acquire companies that were established developers of software and services for the inpatient market to operate under the Hospital Solutions Division. On May 1, 2012, we acquired Poseidon, a provider of emergency department software. On July 26, 2011, we acquired CQI, a provider of hospital systems for surgery management. On April 29, 2011, we acquired IntraNexus, a provider of Web-based integrated clinical and hospital information systems. On February 10, 2010, we acquired Opus, a provider of Web-based clinical solutions to hospital systems and integrated health networks nationwide and on August 12, 2009 we acquired Sphere, a provider of financial information systems to the small hospital inpatient market. These acquisitions are part of our strategy to continue to expand in the small hospital market and to add new clients by taking advantage of cross selling opportunities between the ambulatory and inpatient markets.

On November 14, 2011, we acquired ViaTrack, a developer and provider of information technologies that enhance EDI offerings. This acquisition provides a platform to pursue significant opportunities that exist to add EDI services to our portfolio of offerings in the Inpatient market and is operating under the QSI Dental Division.

On April 15, 2012, we acquired Matrix, a value-added reseller for NextGen Healthcare, that provides RCM services, healthcare IT solutions and training, implementation and support centered on NextGen® technology, to its clients nationwide. The acquisition will enable our RCM Services Division to expand its footprint among private and hospital-based physicians and groups by leveraging Matrix's RCM expertise.

In January 2011, QSIH was formed in Bangalore, India to function as our India-based captive to offshore technology application development and business processing services.

We have benefited and hope to continue to benefit from the increased demands on healthcare providers for greater efficiency and lower costs, financial incentives from the ARRA to physicians who adopt electronic health records, as well as increased adoption rates for electronic health records and other technology in the healthcare arena. We also believe that healthcare reform and the movement towards pay for performance/quality initiatives will also stimulate demand for robust electronic health record solutions as well as new HIT solutions from bundled billing capabilities to patient engagement and population health management.

While we expect to benefit from the increasing demands for greater efficiency as well as government support for increased adoption of electronic health records, the market for physician based electronic health records software is becoming increasingly saturated while physician group practices are rapidly being consolidated by hospital, insurance payers and other entities. Hospital software providers are leveraging their position with their hospital customers to gain market share with hospital owned physician practices. Insurance providers and large physician groups are also consolidating physician offices creating additional opportunity for ambulatory software providers such as NextGen. Our strategy is to focus addressing upcoming needs of accountable care organizations around interoperability, patient engagements, population health, and data analytics. We believe that our core strength lies in the central role our software products and services play in the delivery of healthcare by the primary physician in an ambulatory setting. We intend to remain at the forefront of upcoming new regulatory requirements including ICD-10 and meaningful use requirements for stimulus payments. We believe that the expanded requirements for continued eligibility for incentive payments under meaningful use rules will result in an expanded replacement market for electronic health records software. We intend to continue the development and enhancement of our software solutions to support healthcare reform and the transition from fee for service to pay for performance/quality initiatives such as accountable care organizations. Key elements of our future software development will be to continue to integrate our ambulatory and inpatient products, making our products more intuitive and easy to use, and enhancing our ability to deliver our software over the cloud with the latest technology.

We also want to continue investments in our infrastructure including but not limited to product development, sales, marketing, implementation and support, to continue efforts to make infrastructure investments within an overall context of maintaining reasonable expense discipline, to add new clients through maintaining and expanding sales, marketing and product development activities and to expand our relationship with existing clients through delivery of add-on and complementary products and services while continuing our gold-standard commitment of service in support of our client satisfaction programs. We believe that our growing customer base that is using our software on a daily basis is a strategic asset, and we intend to expand our product and service offerings towards this customer base in order to leverage this strategic asset.

**Critical Accounting Policies and Estimates**

The discussion and analysis of our consolidated financial statements and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate estimates (including but not limited to those related to revenue recognition, uncollectible accounts receivable, software development cost, intangible assets and self-insurance accruals) for reasonableness. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the significant accounting policies, as described in Note 2 of our consolidated financial statements, "Summary of Significant Accounting Policies" should be read in conjunction with management's discussion and analysis of financial condition and results of operations. We believe the following table depicts the most critical accounting policies that affect our consolidated financial statements:

### *Revenue Recognition*

We generate revenue from the sale of licensing rights to use our software products sold directly to end-users and value-added resellers, or VARs. We also generate revenue from sales of hardware and third party software, implementation, training, software customization, EDI, post-contract support (maintenance) and other services, including RCM and hosting services, performed for clients who license our products.

Revenue from implementation and training services is recognized as the corresponding services are performed. Maintenance revenue is recognized ratably over the contractual maintenance period. RCM revenue is derived from services fees, which include amounts charged for ongoing billing and other related services and are generally billed to the client as a percentage of total collections. We do not recognize revenue for services fees until these collections are made as the services fees are not fixed or determinable until such time. Contract accounting is applied where services include significant software modification, development or customization.

### *Judgments and Uncertainties*

A typical system contract contains multiple elements of the items discussed. Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair values of those elements. The fair value of an element is based on vendor-specific objective evidence ("VSOE"). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. VSOE calculations are updated and reviewed quarterly or annually depending on the nature of the product or service. The Company generally establishes VSOE for the related undelivered elements based on the bell-shaped curve method. Maintenance VSOE for the Company's largest clients is based on stated renewal rates only if the rate is determined to be substantive and falls within the Company's customary pricing practices.

When evidence of fair value exists for the delivered and undelivered elements of a transaction, then discounts for individual elements are aggregated and the total discount is allocated to the individual elements in proportion to the elements' fair value relative to the total contract fair value.

When evidence of fair value exists for the undelivered elements only, the residual method is used. Under the residual method, the Company defers revenue related to the undelivered elements in a system sale based on VSOE of fair value of each of the undelivered elements and allocates the remainder of the contract price net of all discounts to revenue recognized from the delivered elements. If VSOE of fair value of any undelivered element does not exist, all revenue is deferred until VSOE of fair value of the undelivered element is established or the element has been delivered.

Provided the fees are fixed or determinable and collection is considered probable, revenue from licensing rights and sales of hardware and third-party software is generally recognized upon physical or electronic shipment and transfer of title. In certain transactions where collection risk is high, the revenue is deferred until collection occurs or becomes probable. If the fee is not fixed or determinable, then the revenue recognized in each period (subject to application of other revenue recognition criteria) will be the lesser of the aggregate of amounts due and payable or the amount of the arrangement fee that would have been recognized if the fees were being recognized using the residual method. Fees which are considered fixed or determinable at the inception of the Company's arrangements must include the following characteristic:

¤ The fee must be negotiated at the outset of an arrangement and generally be based on the specific volume of products to be delivered without being subject to change based on variable pricing mechanisms such as the number of units copied or distributed or the expected number of users.

### *Effect if Actual Results Differ from Assumptions*

Although we believe that our approach to estimates and judgments as described herein is reasonable, actual results could differ and we may be exposed to increases or decreases in revenue that could be material.

### *Allowance for Doubtful Accounts*

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. We perform credit evaluations of our clients and maintain reserves for estimated credit losses. Reserves for potential credit losses are determined by establishing both specific and general reserves.

### *Judgments and Uncertainties*

Specific reserves are based on management's estimate of the probability of collection for certain troubled accounts. General reserves are established based on our historical experience of bad debt expense and the aging of our accounts receivable balances net of deferred revenue and specifically reserved accounts. If the financial condition of our clients were to deteriorate resulting in an impairment of their ability to make payments, additional allowances would be required.

### *Effect if Actual Results Differ from Assumptions*

Although we believe that our approach to estimates and judgments as described herein is reasonable, actual results could differ and we may be exposed to increases or decreases in required reserves that could be material.

### *Software Development Costs*

Development costs incurred in the research and development of new software products and enhancements to existing software products for external use are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional external software development costs are capitalized and amortized on a straight-line basis over the estimated economic life of the related product, which is typically three years.

#### *Judgments and Uncertainties*

We periodically reassess the estimated economic life and the recoverability of such capitalized software costs. If a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, any remaining capitalized amounts are written off.

#### *Effect if Actual Results Differ from Assumptions*

Although we believe that our approach to estimates and judgments as described herein is reasonable, actual results could differ and we may be exposed to increases or decreases in revenue that could be material.

### *Goodwill*

#### *Judgments and Uncertainties*

The Company tests goodwill for impairment annually during its first fiscal quarter, referred to as the annual test date. The Company will also test for impairment between annual test dates if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is performed at a reporting-unit level, which is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

#### *Effect if Actual Results Differ from Assumptions*

In fiscal 2013 we adopted the new provisions issued by the Financial Accounting Standards Board ("FASB"), that intended to simplify goodwill impairment testing. The updated guidance permits us to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we conduct a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their carrying values. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. During the quarter ended December 31, 2012 and subsequently at March 31, 2013, certain events and circumstances indicated the possibility that the carrying value of goodwill could potentially be impaired. Refer to the "*Impairment of Goodwill*" section within the "*Comparison of the Fiscal Years Ended March 31, 2013 and March 31, 2012*" discussion below for information regarding the impairment of goodwill at March 31, 2013.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to future impairment charges that could be material.

### *Business Combinations — Purchase Price Allocations*

During the last three fiscal years, we completed five acquisitions: Poseidon, Matrix, ViaTrack, CQI and IntraNexus.

#### *Judgments and Uncertainties*

In accordance with the accounting for business combinations, we allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

#### *Effect if Actual Results Differ from Assumptions*

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

### *Intangible Assets*

Intangible assets consist of trade names and contracts, customer relationships, and software technology, all is which arose in connection with the acquisitions completed during the last three fiscal years.

#### *Judgments and Uncertainties*

These intangible assets are recorded at fair value and are stated net of accumulated amortization. The Company currently amortizes the intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed.

#### *Effect if Actual Results Differ from Assumptions*

Although we believe that our approach to estimates and judgments as described herein is reasonable, actual results could differ and we may be exposed to decreases in the fair value of our intangible assets, resulting in impairment charges that could be material. We test intangible assets for impairment if we believe indicators of impairment exist.

### *Share-Based Compensation*

Our stock-based compensation plans consist of stock options and restricted stock. See Note 9 of our consolidated financial statements for a complete discussion of our stock-based compensation programs.

#### *Judgments and Uncertainties*

The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. Expected term is estimated using historical exercise experience. Volatility is estimated by using the weighted-average historical volatility of the Company's common stock, which approximates expected volatility. The risk free rate is the implied yield available on the U.S Treasury zero-coupon issues with remaining terms equal to the expected term. The expected dividend yield is the average dividend rate during a period equal to the expected term of the option. Those inputs are then entered into the Black Scholes model to determine the estimated fair value. The value of the portion of the award that is ultimately expected to vest is recognized ratably as expense over the requisite service period in the Company's consolidated statements of income.

On May 24, 2012, the Board of Directors approved its fiscal year 2013 equity incentive program for certain employees to be awarded options to purchase the Company's common stock. Under the program, executives are eligible to receive options based on meeting certain target increases in EPS performance and revenue and operating growth during fiscal year 2013. Non-executive employees are also eligible to receive options based on satisfying certain management established criteria and recommendations of senior management. The options shall be issued pursuant to one of the Company's shareholder approved option plans, have an exercise price equal to the closing price of the Company's shares on the date of grant, a term of eight years and vesting in five equal annual installments commencing one year following the date of grant.

Compensation expense associated with the performance based awards under the Company's 2013 incentive plan are initially based on the number of options expected to vest after assessing the probability that certain performance criteria will be met. Cumulative adjustments are recorded quarterly to reflect subsequent changes in the estimated outcome of performance-related conditions.

***Effect if Actual Results Differ from Assumptions***

We do not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material.

***Self-Insured Liabilities***

Effective January 1, 2010, we became self-insured with respect to healthcare claims, subject to stop-loss limits. We accrue for estimated self-insurance costs and uninsured exposures based on claims filed and an estimate of claims incurred but not reported as of each balance sheet date. However, it is possible that recorded accruals may not be adequate to cover the future payment of claims. Adjustments, if any, to estimated accruals resulting from ultimate claim payments will be reflected in earnings during the periods in which such adjustments are determined.

***Judgments and Uncertainties***

Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported at the balance sheet date.

***Effect if Actual Results Differ from Assumptions***

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

**Overview of Our Results**

- Consolidated revenue increased 7.1% in the year ended March 31, 2013, as compared to the prior year period. Revenue was positively impacted by growth in all of our service revenue categories, which in total grew 19.8%. The increase in consolidated revenue, however, was largely offset by a 16.9% decline in system sales revenue.
- Consolidated gross profit as a percentage of revenue decreased to 58.8% in the year ended March 31, 2013, as compared to 64.8% in the prior year period. The decline in gross profit as a percentage of revenue was primarily attributable to a change in revenue mix away from higher margin software license revenue toward lower margin service revenue. Software license revenue represented 19.2% of total revenue compared to 28.5% in the prior year. Accordingly, total gross profit from system sales declined 35.0% to $70.9 million versus $109.1 million in the prior year. Partially offsetting the decline in system sales gross profit, however, was an increase in gross profit from service revenue, including maintenance, revenue cycle management and EDI, which grew 17.8% to $199.6 million compared to $169.5 million in the prior year.
- Consolidated operating income decreased 40.5% in the year ended March 31, 2013, as compared to the prior year period primarily due to the following factors: (a) a change in the mix of revenue towards lower margin service revenue resulting in a decline in gross profit, (b) higher selling, general and administrative expenses, which was primarily a result of increased headcount and selling-related expenses at the NextGen Division and (c) higher corporate-related expenses, primarily due to the impairment of goodwill relating to the Hospital Solutions Division.

***QSI Dental Division***

- QSI Dental Division revenue increased 2.0% in the year ended March 31, 2013, and divisional operating income (excluding unallocated corporate expenses) decreased 9.9%, as compared to the same prior year period. The decline in operating income is the result of a decrease in system sales and higher selling, general and administrative expenses. It should be noted that the QSI Dental Division's new software solution ("QSIDental™ Web") is being sold as a SaaS solution, which typically spreads revenue over a longer period of time rather than being recognized upfront. Revenue recognized from QSIDental Web was not significant in the year ended March 31, 2013.
- The QSI Dental Division is well-positioned to sell to the FQHCs market and intends to continue leveraging the NextGen Division's sales force to sell its dental electronic medical records software to practices that provide both medical and dental services, such as FQHCs, which are receiving grants as part of the ARRA.
- Our goal for the QSI Dental Division is to maximize profit performance given the constraints represented by a relatively weak purchasing environment in the dental group practice market while taking advantage of opportunities with the new QSIDental™ Web product.

*NextGen Division*

- NextGen Division revenue increased 5.8% in the year ended March 31, 2013, as compared to the prior year period. NextGen revenue was positively impacted by 19.6% growth in service revenue, largely offset by a 16.5% decline in system sales revenue. Recurring revenue, which consists of maintenance and EDI revenue, increased 17.1% to $188.2 million and accounted for 54.7% of total NextGen Division revenue for the year ended March 31, 2013. In the same period a year ago, recurring revenue of $160.8 million represented 49.4% of total NextGen Division revenue.
- NextGen Division operating income (excluding unallocated corporate expenses) decreased 4.8% in the year ended March 31, 2013, as compared to the prior year period. The decline in operating income is primarily the result of a decrease in system sales as mentioned above, as well as a 5.1% increase in selling, general and administrative expenses in the current period.
- Our goals include taking maximum advantage of benefits related to the ARRA and continuing to further enhance our existing products, including continued efforts to maintain our status as a qualified vendor under the ARRA, expanding our software and service offerings supporting pay-for-performance initiatives around accountable care organizations, bringing greater ease of use and intuitiveness to our software products, expanding our interoperability capabilities, integrating our inpatient and ambulatory software products and further development and enhancements of our portfolio of specialty focused templates within our EHR software. We intend to remain at the forefront of upcoming new regulatory requirements, including ICD-10 and meaningful use requirements for stimulus payments. We believe that the expanded requirements for continued eligibility for incentive payments under meaningful use rules will result in an expanded replacement market for electronic health records software. We also intend to continue selling additional software and services to existing clients, expanding penetration of connectivity and other services to new and existing clients, and capitalizing on growth and cross selling opportunities within the RCM Services Division and the Hospital Solutions Division.
- The NextGen Division's growth is attributed to a strong brand name and reputation within a growing marketplace for electronic health records and investments in sales and marketing activities, including new marketing campaigns, trade show attendance and other expanded advertising and marketing expenditures. We have also recently expanded our relationship with certain value added resellers with significant resources both domestically and internationally.

*Hospital Solutions Division*

- Hospital Solutions Division revenue decreased 8.8% in the year ended March 31, 2013, as compared to the prior year period. Revenue was negatively impacted by a 21.3% decline in system sales, as well as slightly lower maintenance revenue and higher reserves for sales returns.
- Divisional operating income/loss (excluding unallocated corporate expenses) was a loss of $4.4 million, as compared to income of $10.4 million for the prior year period. Operating income was negatively impacted by increases in implementation and support costs related to expanding infrastructure to support a growing customer base, lower software revenue and an increase in selling, general and administrative and research and development expenses during the period, which grew $3.5 million and $2.1 million, respectively.
- Our acquisition of Poseidon in May 2012 did not significantly impact the Hospital Solutions Division results for the period.
- The Hospital Solutions Division has benefited from being able to offer both financial and CCHIT® certified clinical software, which has been packaged together, and in May 2013, the division's NextGen® Inpatient Clinicals software was certified for stage two of meaningful use. The Hospital Solutions Division has also benefited from cross sell opportunities with existing NextGen Division customers, including hospitals that are owned or affiliated with physician offices.
- The Hospital Solutions Division has incurred losses in the last several quarters and is expected to continue to incur losses for the foreseeable future while we continue to invest in implementation and training, support, and development to support our growing customer base and maximize customer satisfaction. We continue to believe in the long term opportunity in the small hospital market in spite of the recent losses which we have incurred.

*RCM Services Division*

- RCM Services Division revenue increased 28.2% in the year ended March 31, 2013. Our acquisition of Matrix in April 2012 added approximately $12.5 million in revenue for the current period. Additionally, the RCM Services Division benefited from organic growth achieved through cross selling RCM services to existing NextGen Division clients, as well as new clients added during the year ended March 31, 2013.
- Operating income as a percentage of revenue increased to approximately 12.7% of revenue in the year ended March 31, 2013 versus 11.6% of revenue in the same prior year period primarily as a result of a significant increase in the RCM Services Division's revenue compared to the prior year period, partially offset by higher selling, general and administrative expenses during the current period.

- The Company believes that a significant opportunity exists to cross sell revenue cycle management services to existing NextGen Division customers. The portion of existing NextGen Division customers who are using the RCM Services Division's RCM services is less than 15%. We also believe that the increased complexity related to the billing and collections process, which goes into effect with ICD-10 in October of 2014, will create additional opportunities for our RCM Services Division.
- There is also a significant opportunity to expand the RCM Services Division's services into the Hospital Solution and Dental Division's customers as well. Management is actively pursuing efforts to achieve faster growth from expanded efforts to leverage the existing NextGen Division's sales force towards selling revenue cycle management services.
- Actual and expected customer turnover may result in a near term decline in revenues for the Division. However, we are encouraged by increased sales activity and a growing sales pipeline of RCM services.

The following table sets forth for the periods indicated the percentage of net revenue represented by each item in our consolidated statements of income (certain percentages below may not sum due to rounding):

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenues: | | | |
| Software and hardware | 19.2% | 28.5% | 30.1% |
| Implementation and training services | 7.6 | 6.1 | 5.1 |
| System sales | 26.9 | 34.6 | 35.2 |
| Maintenance | 34.1 | 32.3 | 31.1 |
| Electronic data interchange services | 13.0 | 11.5 | 11.6 |
| Revenue cycle management and related services | 12.9 | 10.6 | 12.8 |
| Other services | 13.2 | 11.0 | 9.3 |
| Maintenance, EDI, RCM and other services | 73.1 | 65.4 | 64.8 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| Cost of revenue: | | | |
| Software and hardware | 4.7 | 4.3 | 5.6 |
| Implementation and training services | 6.7 | 5.0 | 4.2 |
| Total cost of system sales | 11.4 | 9.2 | 9.8 |
| Maintenance | 4.4 | 4.0 | 3.7 |
| Electronic data interchange services | 8.3 | 7.5 | 7.8 |
| Revenue cycle management and related services | 9.4 | 8.0 | 9.6 |
| Other services | 7.6 | 6.4 | 5.2 |
| Total cost of maintenance, EDI, RCM and other services | 29.8 | 25.9 | 26.2 |
| Total cost of revenue | 41.2 | 35.2 | 36.1 |
| Gross profit | 58.8 | 64.8 | 63.9 |
| Operating expenses: | | | |
| Selling, general and administrative | 32.2 | 30.0 | 30.7 |
| Research and development costs | 6.7 | 7.3 | 6.2 |
| Amortization of acquired intangible assets | 1.1 | 0.5 | 0.5 |
| Impairment of goodwill | 3.8 | 0.0 | 0.0 |
| Total operating expenses | 43.8 | 37.8 | 37.3 |
| Income from operations | 15.0 | 27.0 | 26.6 |
| Interest income (expense), net | 0.0 | 0.1 | 0.1 |
| Other income (expense), net | 0.0 | 0.0 | 0.0 |
| Income before provision for income taxes | 15.0 | 27.1 | 26.7 |
| Provision for income taxes | 5.7 | 9.5 | 9.3 |
| Net income | 9.3% | 17.6% | 17.4% |

***Comparison of the Fiscal Years Ended March 31, 2013 and March 31, 2012***

***Net Income***. Our net income for the year ended March 31, 2013 was $42.7 million, or $0.72 per share on both a basic and fully diluted basis. In comparison, we earned $75.7 million, or $1.29 per share on a basic and $1.28 per share on a fully diluted basis for the year ended March 31, 2012. The change in net income for the year ended March 31, 2013 was primarily attributed to the following:

- a 35.0% decrease in consolidated system sales gross profit as a result of reduced software revenue;
- an increase in recurring revenue based gross profit, including maintenance, RCM and EDI which grew 12.1%, 40.9% and 26.9%, respectively, compared to the prior year period;
- an increase in selling, general and administrative expenses and amortization of acquired intangibles;
- a $17.4 million impairment of goodwill relating to the Hospital Solutions Division; and
- a decrease in the provision for income taxes primarily due to the extension of the research and development tax credit in the current year, as well as lower taxable income in comparison to the prior year period

***Revenue.*** Revenue for the year ended March 31, 2013 increased 7.1% to $460.2 million from $429.8 million for the year ended March 31, 2012. NextGen Division revenue increased 5.8% to $344.3 million from $325.5 million in the year ended March 31, 2013, QSI Dental Division revenue increased 2.0% to $20.0 million from $19.6 million, and the RCM Services Division revenue increased 28.2% to $64.5 million from $50.3 million. These increases in revenue were partially offset by a decrease in revenue for the Hospital Solutions Division, which decreased 8.8% to $31.4 million from $34.5 million in the same prior year period.

***System Sales.*** Revenue earned from Company-wide sales of systems for the year ended March 31, 2013 decreased 16.9% to $123.6 million from $148.8 million in the prior year period.

Our decrease in revenue from sales of systems was principally the result of a 16.5% decrease in category revenue at our NextGen Division and a 21.3% decrease at our Hospital Solutions Division. NextGen Division sales in this category decreased $20.5 million to $103.5 million during the year ended March 31, 2013 from $124.1 million during the same prior year period while the Hospital Solutions Division delivered a $3.8 million decrease in category revenue to $14.0 million in the year ended March 31, 2013 as compared to $17.8 million in the same prior year period. The decrease in system sales was driven primarily by lower sales of software to both new and existing clients, partially offset by increased implementation revenue at both the NextGen and Hospital Solutions Divisions. Implementation revenue is typically earned and recognized in the quarters following the sale of the software. Implementation revenue grew for the year ended March 31, 2013 as the Company was implementing system sales from prior periods. Accordingly, implementation revenue grew in fiscal 2013 despite the decline in system sales.

The following table breaks down our reported system sales into software, hardware and third-party software, and implementation and training services components on a consolidated and divisional basis for the years ended March 31, 2013 and 2012 (in thousands):

| | Software | Hardware, Third Party Software | Implementation and Training Services | Total System Sales |
|---|---|---|---|---|
| Fiscal Year Ended March 31, 2013 | | | | |
| QSI Dental Division | $ 2,085 | $ 1,733 | $ 1,599 | $ 5,417 |
| NextGen Division | 71,862 | 5,697 | 26,002 | 103,561 |
| Hospital Solutions Division | 5,717 | 1,045 | 7,207 | 13,969 |
| RCM Services Division | 431 | 2 | 200 | 633 |
| Consolidated | $ 80,095 | $ 8,477 | $ 35,008 | $ 123,580 |
| Fiscal Year Ended March 31, 2012 | | | | |
| QSI Dental Division | $ 2,865 | $ 1,662 | $ 1,104 | $ 5,631 |
| NextGen Division | 100,517 | 4,839 | 18,708 | 124,064 |
| Hospital Solutions Division | 10,576 | 987 | 6,189 | 17,752 |
| RCM Services Division | 961 | — | 390 | 1,351 |
| Consolidated | $ 114,919 | $ 7,488 | $ 26,391 | $ 148,798 |

NextGen Division software license revenue decreased 28.5% in the year ended March 31, 2013 versus the same period last year. The Division's software revenue accounted for 69.4% of divisional system sales revenue during the year ended March 31, 2013 compared to 81.0% during the same period a year ago. Software license revenue continues to be an area of primary emphasis for the NextGen Division. Our decline in software revenue was related to a number of factors including higher adoption rates by large physician groups which resulted in a smaller number of new opportunities, the consolidation of physician offices by hospitals and other large enterprises thereby reducing the number of potential opportunities, and an extension to the deadline to adopt stage two meaningful use requirements until calendar 2014.

We believe there are other trends which may positively impact future systems sales. Many of our existing large enterprise customers have plans to grow which will create future revenue opportunities as these customers purchase additional software and services to support their growth plans. We also expect to benefit from the growth of a replacement market driven by an expected consolidation of EHR vendors. Finally, we believe many new opportunities will be created by the evolution of healthcare from a pay for services reimbursement model to a pay for performance model around the management of patient populations. We are developing new products around these new opportunities which are expected to help drive future growth. It is difficult to assess the relative impact as well as the timing of positive and negative trends, however, we believe the Company is well positioned to support the ever increasing need for healthcare information technology.

During the year ended March 31, 2013, 5.5% of the NextGen Division's system sales revenue was represented by hardware and third-party software compared to 3.9% during the same period a year ago. The number of clients who purchase hardware and third-party software and the dollar amount of hardware and third-party software revenue fluctuates each period depending on the needs of clients. The inclusion of hardware and third-party software in the NextGen Division's sales arrangements is typically at the request of our clients.

Implementation and training revenue related to system sales at the NextGen Division increased 39.0% in the year ended March 31, 2013 compared to the same prior year period. Implementation and training revenue related to system sales at the Hospital Solutions Division increased 16.4%, in the year ended March 31, 2013 as compared to the same prior year period. The amount of implementation and training services revenue is dependent on several factors, including timing of client implementations, the availability of qualified staff and the mix of services being rendered. The number of implementation and training staff increased during the year ended March 31, 2013 versus the same prior year period in order to accommodate the increased amount of implementation services sold in conjunction with software sales. It should be noted however that we have experienced a decline in the level of systems sales in recent quarters which in turn have resulted in a decline in the amount of implementation services sold, specifically in the NextGen Division. We intend to address the fluctuation in demand for services by managing the use of third parties for implementation services. We have historically relied on third parties for a portion of our implementations in order to manage customer requirements. The Hospital Solutions Division required a greater reliance on third parties to handle increased demands for implementation services, especially in the first half of the fiscal year ended March 31, 2013.

***Maintenance, EDI, RCM and Other Services.*** For the year ended March 31, 2013, our company-wide revenue from maintenance, EDI, RCM and other services grew 19.8% to $336.6 million from $281.0 million in the same prior year period. The increase is primarily due to an increase in maintenance, EDI and other services revenue from the NextGen Division and an increase in RCM revenue from the RCM Services Division.

Total NextGen Division maintenance revenue for the year ended March 31, 2013 grew 14.9% to $133.9 million from $116.5 million for the same prior year period while NextGen Division EDI revenue grew 22.8% to $54.3 million compared to $44.2 million in the same prior year period. Other services revenue for the NextGen Division, which consists primarily of third-party annual software license renewals, consulting services, SaaS fees and hosting services, increased 29.4% to $52.6 million in the year ended March 31, 2013 from $40.6 million in the same prior year period. Other services revenue benefited from a strong increase in consulting revenue to existing NextGen Division customers.

The Hospital Solutions Division maintenance, EDI and other services revenue for the year ended March 31, 2013 increased 4.4% as compared to the same prior year period primarily due to an increase in other services revenue. For the year ended March 31, 2013, RCM revenue for the RCM Services Division grew $13.6 million, or 29.9%, to $59.2 million compared to $45.6 million in the same prior year period. RCM revenue was positively impacted by the acquisition of Matrix which contributed $12.5 million in the current year.

The following table details maintenance, EDI, RCM and other services revenue by category on a consolidated and divisional basis for the years ended March 31, 2013 and 2012 (in thousands):

| | Maintenance | EDI | RCM | Other | Total |
|---|---|---|---|---|---|
| Fiscal Year Ended March 31, 2013 | | | | | |
| QSI Dental Division | $ 7,902 | $ 5,152 | $ — | $ 1,519 | $ 14,573 |
| NextGen Division | 133,904 | 54,281 | — | 52,569 | 240,754 |
| Hospital Solutions Division | 14,126 | 41 | — | 3,277 | 17,444 |
| RCM Services Division | 839 | 235 | 59,219 | 3,585 | 63,878 |
| Consolidated | $ 156,771 | $ 59,709 | $ 59,219 | $ 60,950 | $ 336,649 |
| Fiscal Year Ended March 31, 2012 | | | | | |
| QSI Dental Division | $ 7,639 | $ 5,045 | $ — | $ 1,281 | $ 13,965 |
| NextGen Division | 116,544 | 44,214 | — | 40,645 | 201,403 |
| Hospital Solutions Division | 14,553 | — | — | 2,158 | 16,711 |
| RCM Services Division | 96 | — | 45,572 | 3,290 | 48,958 |
| Consolidated | $ 138,832 | $ 49,259 | $ 45,572 | $ 47,374 | $ 281,037 |

Maintenance revenue for the NextGen Division increased by $17.4 million for the year ended March 31, 2013 as compared to the same prior year period. The growth in maintenance revenue is primarily a result of increases related to net additional licenses from new and existing clients.

The NextGen Division's EDI revenue growth has come from new clients and from further penetration of the division's existing client base while the growth in RCM revenue is attributable to both organic growth as well as the addition in revenue from the Matrix acquisition. We intend to continue to promote maintenance, EDI and RCM services to both new and existing clients. Growth in other services revenue is primarily due to increases in third-party annual software licenses, consulting services, SaaS fees, patient portal subscription fees and hosting services revenue.

***Cost of Revenue.*** Cost of revenue for the year ended March 31, 2013 increased 25.4% to $189.7 million from $151.2 million in the same prior year period and the cost of revenue as a percentage of revenue increased to 41.2% from 35.2% driven primarily by a higher percentage of lower margin revenue streams such as implementation and RCM services, as well as slight cost increases across all revenue categories.

The following table details revenue and cost of revenue on a consolidated and divisional basis for the years ended March 31, 2013 and 2012 (in thousands):

| | Fiscal Year Ended March 31, | | | |
|---|---|---|---|---|
| | 2013 | % | 2012 | % |
| QSI Dental Division | | | | |
| Revenue | $ 19,990 | 100.0% | $ 19,596 | 100.0% |
| Cost of revenue | 10,453 | 52.3% | 9,097 | 46.4% |
| Gross profit | $ 9,537 | 47.7% | $ 10,499 | 53.6% |
| NextGen Division | | | | |
| Revenue | $ 344,315 | 100.0% | $ 325,467 | 100.0% |
| Cost of revenue | 114,788 | 33.3% | 93,723 | 28.8% |
| Gross profit | $ 229,527 | 66.7% | $ 231,744 | 71.2% |
| Hospital Solutions Division | | | | |
| Revenue | $ 31,413 | 100.0% | $ 34,463 | 100.0% |
| Cost of revenue | 16,703 | 53.2% | 10,540 | 30.6% |
| Gross profit | $ 14,710 | 46.8% | $ 23,923 | 69.4% |
| RCM Services Division | | | | |
| Revenue | $ 64,511 | 100.0% | $ 50,309 | 100.0% |
| Cost of revenue | 45,008 | 69.8% | 35,559 | 70.7% |
| Gross profit | $ 19,503 | 30.2% | $ 14,750 | 29.3% |
| Unallocated cost of revenue (1) | $ 2,700 | N/A | $ 2,303 | N/A |
| Consolidated | | | | |
| Revenue | $ 460,229 | 100.0% | $ 429,835 | 100.0% |
| Cost of revenue | 189,652 | 41.2% | 151,223 | 35.2% |
| Gross profit | $ 270,577 | 58.8% | $ 278,612 | 64.8% |

(1) Relates to the amortization of acquired software technology intangible assets

Gross profit margins for the QSI Dental Division, NextGen Division and the Hospital Solutions Division decreased for the year ended March 31, 2013 compared to the same prior year period primarily due to a significant decrease in software sales during the current year. Gross profit margin in the RCM Services Division increased to 30.2% for the year ended March 31, 2013 as compared to 29.3% for the same prior year period primarily due to a significant increase in recurring revenue during the current year.

The following table details the individual components of cost of revenue and gross profit as a percentage of total revenue on a consolidated and divisional basis for the years ended March 31, 2013 and 2012:

| | Hardware, Third Party Software | Payroll and Related Benefits | EDI | Other | Total Cost of Revenue | Gross Profit |
|---|---|---|---|---|---|---|
| Fiscal Year Ended March 31, 2013 | | | | | | |
| QSI Dental Division | 8.7% | 19.8% | 13.6% | 10.2% | 52.3% | 47.7% |
| NextGen Division | 1.6% | 12.1% | 9.3% | 10.3% | 33.3% | 66.7% |
| Hospital Solutions Division | 3.4% | 28.9% | 0.1% | 20.8% | 53.2% | 46.8% |
| RCM Services Division | —% | 45.3% | 1.0% | 23.5% | 69.8% | 30.2% |
| Consolidated | 1.8% | 18.3% | 7.7% | 13.4% | 41.2% | 58.8% |
| Fiscal Year Ended March 31, 2012 | | | | | | |
| QSI Dental Division | 7.1% | 23.2% | 7.9% | 8.2% | 46.4% | 53.6% |
| NextGen Division | 1.3% | 12.4% | 7.8% | 7.3% | 28.8% | 71.2% |
| Hospital Solutions Division | 3.2% | 17.0% | —% | 10.4% | 30.6% | 69.4% |
| RCM Services Division | —% | 46.1% | 2.2% | 22.4% | 70.7% | 29.3% |
| Consolidated | 1.6% | 17.2% | 6.5% | 9.9% | 35.2% | 64.8% |

During the year ended March 31, 2013, hardware and third-party software constituted a slightly higher portion of cost of revenue compared to the same prior year period in the NextGen Division. The number of clients who purchase hardware and third-party software and the dollar amount of hardware and third-party software purchased fluctuates each quarter depending on the needs of our clients.

Our payroll and benefits expense associated with delivering our products and services increased to 18.3% of consolidated revenue in the year ended March 31, 2013 compared to 17.2% during the same period last year. The absolute level of consolidated payroll and benefit expenses grew from $73.9 million in the year ended March 31, 2011 to $84.1 million in the year ended March 31, 2013, an increase of 13.8%, or approximately $10.2 million. Of the $10.2 million increase, approximately $6.0 million of the increase is related to the RCM Services Division as RCM is a service business, which inherently has higher percentage of payroll costs as a percentage of revenue. Increases of $1.5 million in the NextGen Division and $3.2 million for the Hospital Solutions Division for the year ended March 31, 2013 are primarily due to headcount additions and increased payroll and benefits expense associated with delivering products and services. The QSI Dental Division experienced a slight decrease in payroll and benefits expense compared to the same prior year period. The amount of share-based compensation expense included in cost of revenue was not significant for both the years ended March 31, 2013 and 2012.

Other cost of revenue, which primarily consists of third-party annual license, hosting costs, third party implementation and consulting services, and outsourcing costs, increased to 13.4% of total revenue during the year ended March 31, 2013 as compared to 9.9% for the same period a year ago. The Hospital Solutions Division utilized third parties to perform a larger portion of implementation services in fiscal 2013, resulting in higher other costs compared to the prior year.

As a result of the foregoing events and activities, our gross profit percentage decreased to 58.8% for the year ended March 31, 2013 versus 64.8% for the same prior year period.

***Selling, General and Administrative Expenses.*** Selling, general and administrative expenses for the year ended March 31, 2013 increased 15.1% to $148.4 million as compared to $128.8 million for the same prior year period. The increase in these expenses resulted primarily from:

- $6.9 million increase in salaries and related benefit expenses primarily as a result of headcount additions;
- $1.6 million increase in support services, depreciation and maintenance fees related to the April 1, 2012 go-live of our ERP system;
- $1.8 million of acquisition related expenses, including fair value adjustments;
- $1.2 million increase in bad debt expense;
- $0.7 million increase in sales commissions;
- $1.3 million of proxy contest related expenses; and

- $6.0 million net increase in other selling and administrative expenses.

Share-based compensation expense was approximately $1.9 million and $2.9 million for the year ended March 31, 2013 and 2012, respectively, and is included in the aforementioned amounts. Selling, general and administrative expenses as a percentage of revenue increased from 30.0% in the year ended March 31, 2012 to 32.2% in the year ended March 31, 2013.

***Research and Development Costs.*** Research and development costs for the years ended March 31, 2013 and 2012 were $30.9 million and $31.4 million, respectively. Research and development costs as a percentage of revenue decreased to 6.7% in the year ended March 31, 2013 from 7.3% for the prior year period. The slower growth in research and development expenses was primarily due to the achievement of technological feasibility for a major project, allowing us to begin to capitalize costs related to this project in the current year, offset by continued investment in enhancements to our specialty template development, preparation for ICD10 requirements, new products including NextGen Mobile, NextGen NextPen, NextGen Community Connectivity consisting of NextGen Health Information Exchange ("NextGen HIE," formerly Community Health Solution), NextGen Patient Portal ("NextMD.com"), and NextGen Health Quality Measures ("NextGen HQM"), and other enhancements to our existing products. Additions to capitalized software costs offset increases in research and development costs. For the years ended March 31, 2013 and 2012, our additions to capitalized software were $29.5 million and $13.1 million, respectively, as we continue to enhance our software to meet the Meaningful Use definitions under the ARRA as well as further integrate both ambulatory and inpatient products. The increase in capitalized software added in the year ended March 31, 2013 included $3.0 million paid for the source code of a pharmacy system which supports customers in the Hospital Solutions Division as well as greater investment in this division. For the years ended March 31, 2013 and 2012, total research and development expenditures including costs expensed and costs capitalized were $60.4 million and $44.5 million, respectively. We intend to continue to invest heavily in research and development expenses as we develop a new integrated inpatient and outpatient, web-based software platform as well as continue to bring additional functionality and features to the medical community. Share-based compensation expense included in research and development costs was not significant for the years ended March 31, 2013 and 2012.

***Amortization of Acquired Intangible Assets.*** Amortization included in operating expense related to acquired intangible assets for the years ended March 31, 2013 and 2012 was $4.9 million and $2.2 million, respectively.

***Impairment of Goodwill.*** During the second quarter of fiscal 2013, the operating performance of the Hospital Solutions Division ("Hospital reporting unit" or "Hospital") weakened, relative to the historic performance of this division. Revenues and operating results further declined during the third quarter of 2013. Accordingly, we assessed the conditions giving rise to the operating performance and evaluated the carrying amount of Hospital's goodwill balance. At such time, we concluded that the fair value of the Hospital reporting unit exceeded the carrying amount of the related goodwill, and therefore the value of the goodwill required no impairment. During the latter part of the quarter ended March 31, 2013, however, we reassessed the short-term and longer-term business strategies and operating expectations relating to the Hospital Solutions Division. From this assessment, we concluded that it was necessary to re-evaluate Hospital's goodwill for impairment during the fourth quarter of fiscal 2013.

Based upon the above, the Company performed step one of the goodwill impairment test and determined that the fair value of the Hospital reporting unit, which was based on a combination of discounted cash flow analysis and market approach, was lower than the carrying value. The failure of step one triggered step two of the impairment test.

As a result of the step two analysis, the Company determined the implied fair value of the Hospital reporting unit's goodwill and concluded that the carrying value of goodwill exceeded its implied fair value. Based upon the resulting computations, an impairment charge of $17.4 million was recognized during the fourth quarter of fiscal 2013.

The Company determined the implied fair value of the Hospital reporting unit's goodwill in the same manner as the amount of goodwill recognized in a business combination. Therefore, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Key assumptions affecting the results of the goodwill impairment test include: a) the near-term continuation of recent results of operations for the Division and b) our detailed reassessment of the strategies of the Division and the actions required to achieve those strategies. Such reassessment resulted in a reprioritization of the objectives for the Division in the next fiscal year and a determination that additional investment and expenditures would be required to achieve those objectives. Specifically, the Division will place client satisfaction as its highest priority, de-emphasizing near-term growth.

To achieve high client satisfaction, the Division plans to implement several initiatives designed to enhance the Division's ability to deliver better value for its customers including implementation, support, and software development. First, the Division will work to aggressively add employees to its implementation, support, and software development departments to increase the ratio of employees-to-customers. This will enable the Division to be more hands-on and responsive during the implementation and support phases. Additionally, during the next fiscal year, the Division plans to bear the cost of providing additional training and implementation services to certain customers, to enable those customers to make better use of the functionality of the system. We believe that by completing this work and adding to the support, implementation, and development teams, the Division will greatly improve its customer experience, and thereby help the Division improve its ability to have more of its client base serve as reference sites.

Additionally, the revenue assumptions relating to the Hospital Division outlook for the next several years reflect planned constraints on: a) the rate of new implementation engagements, to accommodate the client satisfaction initiative, and b) the timing and extent of product sales in light of other operational and product development considerations.

Though we have confidence in our assumptions regarding the future performance of the Hospital Solutions Division, if the future financial results relating to the Division fall short of our assumptions, the fair value of the reporting unit could be negatively impacted, resulting in an additional impairment of goodwill and/or other intangible assets.

The Company will continue to monitor the operating performance of its reporting units in future periods for evidence of any additional indicators of impairment.

***Interest and Other Income (Expense).*** Total interest and other income (expense) for the year ended March 31, 2013 was $0.2 million of expense as compared to income of $0.1 million for the year ended March 31, 2012. Interest and other income (expense) consists primarily of dividends and interest earned on our investments along with foreign currency gains or losses for the period.

Our investment policy is determined by our Board of Directors. We currently maintain our cash in very liquid short term assets including tax exempt and taxable money market funds, Certificates of Deposit and short term Municipal Bonds with maturities of 365 days or less at the time of purchase. Our Board of Directors continues to review alternate uses for our cash including, but not limited to, payment of a special dividend, initiation of a stock buyback program, an expansion of our investment policy and other items. Additionally, it is possible that we will utilize some or all of our cash to fund acquisitions or other similar business activities. Any or all of these programs could significantly impact our investment income in future periods.

***Provision for Income Taxes.*** The provision for income taxes for the years ended March 31, 2013 and 2012 were $26.2 million and $40.6 million, respectively. The effective tax rates were 38.0% and 35.0% for the years ended March 31, 2013 and 2012, respectively. The effective rate for the year ended March 31, 2013 increased as compared to the prior year period primarily due to the non-deductibility of $5.1 million (tax effected) relating to the impairment of goodwill. Partially offsetting this impact are increased benefits to the overall effective tax rate from the state effective tax rate, research and development credits and qualified production activities deductions.

During the years ended March 31, 2013 and 2012, we recognized research and development tax credits of approximately $1.5 million and $1.0 million, respectively. The Company also claimed the qualified production activities deduction under Section 199 of the Internal Revenue Code ("IRC") of approximately $9.0 million and $10.0 million (pre-tax) during the years ended March 31, 2013 and 2012, respectively. Research and development credits and the qualified production activities income deduction calculated by us involve certain assumptions and judgments regarding qualification of expenses under the relevant tax code provision.

***Comparison of the Fiscal Years Ended March 31, 2012 and March 31, 2011***

***Net Income***. Our net income for the year ended March 31, 2012 was $75.7 million, or $1.29 per share on a basic and $1.28 per share on a fully diluted basis. In comparison, we earned $61.6 million, or $1.06 per share on both a basic and fully diluted basis for the year ended March 31, 2011. The increase in net income for the year ended March 31, 2012 was primarily attributed to the following:

- a 21.6% increase in consolidated revenue, including an increase in revenues of $58.9 million from our NextGen Division and $16.6 million from our Hospital Solutions Division;
- 21.3% increase in consolidated software license revenue, which accounted for 77.2% of total system sales;
- a 19.2% increase in recurring revenue, including RCM, maintenance and EDI revenue; offset by
- an increase in selling, general and administrative expenses and research and development costs.

***Revenue.*** Revenue for the year ended March 31, 2012 increased 21.6% to $429.8 million from $353.4 million for the year ended March 31, 2011. NextGen Division revenue increased 22.1% to $325.5 million from $266.5 million in the year ended March 31, 2012, QSI Dental Division revenue decreased 1.9% to $19.6 million from $20.0 million, RCM Services Division revenue increased 2.8% to $50.3 million from $49.0 million, and Hospital Solutions Division revenue increased 92.5% to $34.5 million from $17.9 million in the same prior year period.

***System Sales.*** Revenue earned from Company-wide sales of systems for the year ended March 31, 2012 increased 19.5% to $148.8 million from $124.5 million in the prior year period.

Our increase in revenue from sales of systems was principally the result of a 13.9% increase in category revenue at our NextGen Division and a 114.4% increase at our Hospital Solutions Division. NextGen Division sales in this category grew $15.2 million to $124.1 million during the year ended March 31, 2012 from $108.9 million during the same prior year period while the Hospital Solutions Division delivered a $9.5 million increase in category revenue to $17.8 million in the year ended March 31, 2012 as compared to $8.3 million in the same prior year period. The increases were driven by higher sales of software to both new and existing clients at the NextGen Division and higher software and implementation revenue at the Hospital Solutions Division.

The following table breaks down our reported system sales into software, hardware and third-party software, and implementation and training services components on a consolidated and divisional basis for the years ended March 31, 2012 and 2011 (in thousands):

| | Software | Hardware, Third Party Software | Implementation and Training Services | Total System Sales |
|---|---|---|---|---|
| Fiscal Year Ended March 31, 2012 | | | | |
| QSI Dental Division | $ 2,865 | $ 1,662 | $ 1,104 | $ 5,631 |
| NextGen Division | 100,517 | 4,839 | 18,708 | 124,064 |
| Hospital Solutions Division | 10,576 | 987 | 6,189 | 17,752 |
| RCM Services Division | 961 | — | 390 | 1,351 |
| Consolidated | $ 114,919 | $ 7,488 | $ 26,391 | $ 148,798 |
| Fiscal Year Ended March 31, 2011 | | | | |
| QSI Dental Division | $ 3,239 | $ 2,190 | $ 1,066 | $ 6,495 |
| NextGen Division | 84,812 | 8,979 | 15,097 | 108,888 |
| Hospital Solutions Division | 6,187 | 612 | 1,482 | 8,281 |
| RCM Services Division | 473 | 22 | 370 | 865 |
| Consolidated | $ 94,711 | $ 11,803 | $ 18,015 | $ 124,529 |

NextGen Division software license revenue increased 18.5% in the year ended March 31, 2012 versus the same period last year. The Division's software revenue accounted for 81.0% of divisional system sales revenue during the year ended March 31, 2012 compared to 77.9% during the same period a year ago. Software license revenue continues to be an area of primary emphasis for the NextGen Division.

Hospital Solutions Division software license revenue increased 70.9% in the year ended March 31, 2012 versus the same period last year. The Division's software revenue accounted for 59.6% of divisional system sales revenue during the year ended March 31, 2012 compared to 74.7% during the same period a year ago.

During the year ended March 31, 2012, 3.9% of the NextGen Division's system sales revenue was represented by hardware and third-party software compared to 8.2% during the same period a year ago. The number of clients who purchase hardware and third-party software and the dollar amount of hardware and third-party software revenue fluctuates each period depending on the needs of clients. The inclusion of hardware and third-party software in the NextGen Division's sales arrangements is typically at the request of our clients.

Implementation and training revenue related to system sales at the NextGen Division increased 23.9% in the year ended March 31, 2012 compared to the same prior year period. Implementation and training revenue related to system sales at the Hospital Solutions Division increased 317.6%, in the year ended March 31, 2012 as compared to the same prior year period. The amount of implementation and training services revenue is dependent on several factors, including timing of client implementations, the availability of qualified staff and the mix of services being rendered. The number of implementation and training staff increased during the year ended March 31, 2012 versus the same prior year period in order to accommodate the increased amount of implementation services sold in conjunction with increased software sales. In order to achieve growth in this area, additional staffing increases and additional training facilities are anticipated, though actual future increases in revenue and staff will depend upon the availability of qualified staff, business mix and conditions and our ability to retain current staff members.

For the RCM Services Division, total system sales increased $0.5 million, or 56.2%, to $1.4 million in the year ended March 31, 2012 as compared to the same prior year period. Systems sales revenue within the RCM Services Division is composed of sales to existing RCM clients only and can fluctuate given the size of the current client base of the RCM Services Division.

***Maintenance, EDI, RCM and Other Services.*** For the year ended March 31, 2012, our company-wide revenue from maintenance, EDI, RCM and other services grew 22.8% to $281.0 million from $228.8 million in the same prior year period. The increase is primarily due to an increase in maintenance, EDI and other services revenue from the NextGen and Hospital Solutions Divisions.

Total NextGen Division maintenance revenue for the year ended March 31, 2012 grew 24.1% to $116.5 million from $93.9 million for the same prior year period while NextGen Division EDI revenue grew 22.4% to $44.2 million compared to $36.1 million in the same prior year period. Other services revenue for the NextGen Division, which consists primarily of third-party annual software license renewals, follow-on training hours, consulting services and hosting services, increased 47.1% to $40.6 million in the year ended March 31, 2012 from $27.6 million in the same prior year period. Other services revenue benefited from a strong increase in consulting revenue and follow-on training services revenue to existing NextGen Division customers.

The following table details maintenance, EDI, RCM and other services revenue by category on a consolidated and divisional basis for the years ended March 31, 2012 and 2011 (in thousands):

| | Maintenance | EDI | RCM | Other | Total |
|---|---|---|---|---|---|
| Fiscal Year Ended March 31, 2012 | | | | | |
| QSI Dental Division | $ 7,639 | $ 5,045 | $ — | $ 1,281 | $ 13,965 |
| NextGen Division | 116,544 | 44,214 | — | 40,645 | 201,403 |
| Hospital Solutions Division | 14,553 | — | — | 2,158 | 16,711 |
| RCM Services Division | 96 | — | 45,572 | 3,290 | 48,958 |
| Consolidated | $ 138,832 | $ 49,259 | $ 45,572 | $ 47,374 | $ 281,037 |
| Fiscal Year Ended March 31, 2011 | | | | | |
| QSI Dental Division | $ 7,329 | $ 4,891 | $ — | $ 1,251 | $ 13,471 |
| NextGen Division | 93,890 | 36,131 | — | 27,637 | 157,658 |
| Hospital Solutions Division | 8,642 | — | — | 975 | 9,617 |
| RCM Services Division | 158 | — | 45,065 | 2,865 | 48,088 |
| Consolidated | $ 110,019 | $ 41,022 | $ 45,065 | $ 32,728 | $ 228,834 |

Maintenance revenue for the NextGen Division increased by $22.7 million for the year ended March 31, 2012 as compared to the same prior year period. The growth in maintenance revenue is primarily a result of increases related to net additional licenses from new clients and existing clients as well as a price increase that became effective during the quarter ended September 30, 2011.

The NextGen Division's EDI revenue growth has come from new clients and from further penetration of the division's existing client base while the growth in RCM revenue has come from new clients that have been acquired from cross selling opportunities with the NextGen Division client base. We intend to continue to promote maintenance, EDI and RCM services to both new and existing clients. Growth in other services revenue is primarily due to increases in third-party annual software licenses, follow on training services, consulting services and hosting services revenue.

***Cost of Revenue.*** Cost of revenue for the year ended March 31, 2012 increased 18.6% to $151.2 million from $127.5 million in the same prior year period and the cost of revenue as a percentage of revenue decreased to 35.2% from 36.1% primarily due to a lower amount of hardware included in systems sales as compared to the same prior year period as well as strong software sales achieved in the current year period.

The following table details revenue and cost of revenue on a consolidated and divisional basis for the years ended March 31, 2012 and 2011 (in thousands):

| | Fiscal Year Ended March 31, | | | |
|---|---|---|---|---|
| | 2012 | % | 2011 | % |
| QSI Dental Division | | | | |
| Revenue | $ 19,596 | 100.0% | $ 19,966 | 100.0% |
| Cost of revenue | 9,097 | 46.4% | 9,034 | 45.2% |
| Gross profit | $ 10,499 | 53.6% | $ 10,932 | 54.8% |
| NextGen Division | | | | |
| Revenue | $ 325,467 | 100.0% | $ 266,546 | 100.0% |
| Cost of revenue | 93,723 | 28.8% | 78,496 | 29.4% |
| Gross profit | $ 231,744 | 71.2% | $ 188,050 | 70.6% |
| Hospital Solutions Division | | | | |
| Revenue | $ 34,463 | 100.0% | $ 17,898 | 100.0% |
| Cost of revenue | 10,540 | 30.6% | 4,671 | 26.1% |
| Gross profit | $ 23,923 | 69.4% | $ 13,227 | 73.9% |
| RCM Services Division | | | | |
| Revenue | $ 50,309 | 100.0% | $ 48,953 | 100.0% |
| Cost of revenue | 35,559 | 70.7% | 34,896 | 71.3% |
| Gross profit | $ 14,750 | 29.3% | $ 14,057 | 28.7% |
| Unallocated cost of revenue (1) | $ 2,303 | N/A | $ 385 | N/A |
| Consolidated | | | | |
| Revenue | $ 429,835 | 100.0% | $ 353,363 | 100.0% |
| Cost of revenue | 151,223 | 35.2% | 127,482 | 36.1% |
| Gross profit | $ 278,612 | 64.8% | $ 225,881 | 63.9% |

(1) Relates to the amortization of acquired software technology intangible assets

Gross profit margins at the QSI Dental Division for the year ended March 31, 2012 decreased to 53.6% from 54.8% for the same prior year period primarily as a result of lower software license revenue included in total revenue. Gross profit margins at the NextGen Division for year ended March 31, 2012 increased to 71.2% compared to 70.6% for the same prior year period due to strong software sales and an increase in maintenance revenue, which yields higher margins than other services, along with improvements in EDI margins. Gross margin in the Hospital Solutions Division decreased to 69.4% for the year ended March 31, 2012 as compared to 73.9% for the same prior year period due to growth in implementation and training revenue which carries lower profit margins compared to software. Gross margin in the RCM Services Division increased to 29.3% for the year ended March 31, 2012 as compared to 28.7% for the same prior year period due to growth in higher margin software revenue.

The following table details the individual components of cost of revenue and gross profit as a percentage of total revenue on a consolidated and divisional basis for the years ended March 31, 2012 and 2011:

| | Hardware, Third Party Software | Payroll and Related Benefits | EDI | Other | Total Cost of Revenue | Gross Profit |
|---|---|---|---|---|---|---|
| Fiscal Year Ended March 31, 2012 | | | | | | |
| QSI Dental Division | 7.1% | 23.2% | 7.9% | 8.2% | 46.4% | 53.6% |
| NextGen Division | 1.3% | 12.4% | 7.8% | 7.3% | 28.8% | 71.2% |
| Hospital Solutions Division | 3.2% | 17.0% | —% | 10.4% | 30.6% | 69.4% |
| RCM Services Division | —% | 46.1% | 2.2% | 22.4% | 70.7% | 29.3% |
| Consolidated | 1.6% | 17.2% | 6.5% | 9.9% | 35.2% | 64.8% |
| Fiscal Year Ended March 31, 2011 | | | | | | |
| QSI Dental Division | 8.7% | 17.7% | 11.6% | 7.2% | 45.2% | 54.8% |
| NextGen Division | 2.9% | 11.8% | 8.1% | 6.6% | 29.4% | 70.6% |
| Hospital Solutions Division | 5.4% | 16.7% | —% | 4.0% | 26.1% | 73.9% |
| RCM Services Division | —% | 43.8% | 0.5% | 27.0% | 71.3% | 28.7% |
| Consolidated | 3.0% | 16.8% | 6.9% | 9.4% | 36.1% | 63.9% |

During the year ended March 31, 2012, hardware and third-party software constituted a lower portion of cost of revenue compared to the same prior year period in the NextGen Division. The number of clients who purchase hardware and third-party software and the dollar amount of hardware and third-party software purchased fluctuates each quarter depending on the needs of our clients.

Our payroll and benefits expense associated with delivering our products and services increased to 17.2% of consolidated revenue in the year ended March 31, 2012 compared to 16.8% during the same period last year. The absolute level of consolidated payroll and benefit expenses grew from $59.3 million in the year ended March 31, 2011 to $73.9 million in the year ended March 31, 2012, an increase of 24.5%, or approximately $14.6 million. Of the $14.6 million increase, approximately $1.8 million of the increase is related to the RCM Services Division as RCM is a service business, which inherently has higher percentage of payroll costs as a percentage of revenue. Increases of $8.9 million in the NextGen Division, $2.9 million for the Hospital Solutions Division and $1.0 million in the QSI Dental Division for the year ended March 31, 2012 are primarily due to headcount additions and increased payroll and benefits expense associated with delivering products and services. The amount of share-based compensation expense included in cost of revenue was $0.3 million for both the years ended March 31, 2012 and 2011.

Other expense, which primarily consists of third-party annual license, hosting costs and outsourcing costs, increased to 9.9% of total revenue during the year ended March 31, 2012 as compared to 9.4% for the same period a year ago.

As a result of the foregoing events and activities, our gross profit percentage increased to 64.8% for the year ended March 31, 2012 versus 63.9% for the same prior year period.

***Selling, General and Administrative Expenses.*** Selling, general and administrative expenses for the year ended March 31, 2012 increased 19.0% to $128.8 million as compared to $108.3 million for the same prior year period. The increase in these expenses resulted primarily from:

- $12.6 million increase in salaries and related benefit expenses primarily as a result of headcount additions and acquisitions;
- $2.9 million increase in sales commissions primarily related to the NextGen Division;
- $1.9 million increase in bad debt expense; and
- $3.1 million net increase in other selling and administrative expenses.

Share-based compensation expense was approximately $2.9 million and $3.3 million for the year ended March 31, 2012 and 2011, respectively, and is included in the aforementioned amounts. Selling, general and administrative expenses as a percentage of revenue decreased from 30.7% in the year ended March 31, 2011 to 30.0% in the year ended March 31, 2012.

***Research and Development Costs.*** Research and development costs for the years ended March 31, 2012 and 2011 were $31.4 million and $21.8 million, respectively. The increases in research and development expenses were due in part to increased investment in the NextGen and Hospital Solutions Division product lines. We have also invested significantly in enhancements to our specialty template development, preparation for ICD10 requirements, new products including NextGen Mobile, NextGen NextPen, NextGen Community Connectivity consisting of NextGen Health Information Exchange ("NextGen HIE," formerly Community Health Solution), NextGen Patient Portal ("NextMD.com"), and NextGen Health Quality Measures ("NextGen HQM"), and other enhancements to our existing products. Additions to capitalized software costs offset increases in research and development costs. For the years ended March 31, 2012 and 2011, our additions to capitalized software were at $13.1 million and $10.7 million, respectively, as we continue to enhance our software to meet the Meaningful Use definitions under the ARRA as well as further integrate both ambulatory and inpatient products. Research and development costs as a percentage of revenue increased to 7.3% in the year ended March 31, 2012 from 6.2% for the same prior year period. Research and development expenses are expected to continue at or above current dollar levels as we develop a new integrated inpatient and outpatient, web-based software platform. Share-based compensation expense included in research and development costs was $0.2 million for both the years ended March 31, 2012 and 2011.

***Amortization of Acquired Intangible Assets.*** Amortization included in operating expense related to acquired intangible assets for the years ended March 31, 2012 and 2011 was $2.2 million and $1.7 million, respectively.

***Interest and Other Income.*** Total interest and other income for the year ended March 31, 2012 was $0.1 million as compared to $0.3 million for the year ended March 31, 2011. Interest and other income consist primarily of dividends and interest earned on our investments along with foreign currency gains or losses for the period.

***Provision for Income Taxes.*** The provision for income taxes for the years ended March 31, 2012 and 2011 were $40.6 million and $32.8 million, respectively. The effective tax rates were 35.0% and 34.8% for the years ended March 31, 2012 and 2011, respectively. The effective rate for the year ended March 31, 2012 increased slightly as compared to the prior year period primarily due to the qualified production activities deduction and research and development credits and fluctuations in the state effective tax rate.

During both the year ended March 31, 2012 and 2011, we recognized research and development tax credits of approximately $1.0 million. The Company also claimed the qualified production activities deduction under Section 199 of the Internal Revenue Code ("IRC") of approximately $10.0 million and $8.1 million during the years ended March 31, 2012 and 2011, respectively. Research and development credits and the qualified production activities income deduction calculated by us involve certain assumptions and judgments regarding qualification of expenses under the relevant tax code provision.

**Liquidity and Capital Resources**

The following table presents selected financial statistics and information for the years ended March 31, 2013, 2012 and 2011 (in thousands):

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Cash and cash equivalents | $ 105,999 | $ 134,444 | $ 116,617 |
| Net increase (decrease) in cash and cash equivalents | $ (28,445) | $ 17,827 | $ 32,006 |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 |
| Net cash provided by operating activities | $ 68,041 | $ 78,105 | $ 70,317 |
| Number of days of sales outstanding (1) | 122 | 122 | 131 |

(1) Days sales outstanding is equal to accounts receivable divided by average daily revenue

***Cash Flows from Operating Activities***

Cash provided by operations has historically been our primary source of cash and has primarily been driven by our net income plus adjustments to add back non-cash expenses, such as depreciation, amortization of intangibles and capitalized software costs, provisions for bad debts and inventory obsolescence, share-based compensation, changes in fair value of contingent consideration and deferred taxes.

The following table summarizes our consolidated statements of cash flows for the years ended March 31, 2013, 2012 and 2011 (in thousands):

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 |
| Non-cash expenses | 42,824 | 14,932 | 17,243 |
| Change in deferred revenue | (17,993) | 5,993 | 13,211 |
| Change in accounts receivable | (7,988) | (10,389) | (36,094) |
| Change in other assets and liabilities | 8,474 | (8,088) | 14,351 |
| Net cash provided by operating activities | $ 68,041 | $ 78,105 | $ 70,317 |

***Net Income.*** As referenced in the above table, net income makes up the majority of our cash generated from operations for the years ended March 31, 2013, 2012 and 2011.

***Non-Cash Expenses.*** Non-cash expenses include depreciation, amortization of intangibles and amortization of capitalized software costs, provisions for bad debts and inventory obsolescence, share-based compensation, changes in fair value of contingent consideration, impairment of goodwill and deferred taxes. Total non-cash expenses were $42.8 million, $14.9 million and $17.2 million for the years ended March 31, 2013, 2012 and 2011, respectively.

The $27.9 million increase in non-cash expenses for the year ended March 31, 2013 as compared to the same prior year period is primarily due to $17.4 million related to the impairment of goodwill, as well as increases of approximately $1.7 million in depreciation, $1.4 million of amortization of capitalized software costs, $1.2 million of bad debt expense, $3.1 million of amortization of other intangibles, a $0.1 million increase in the provision for inventory obsolescence, $4.3 million of excess tax benefit from share-based compensation and $1.3 million in fair value adjustments for contingent consideration, partially offset by a $1.0 million decrease in share-based compensation and a $1.5 million increase in deferred income tax benefit.

The $2.3 million decrease in non-cash expenses for the year ended March 31, 2012 as compared to the prior year period is primarily related to increases of approximately $0.9 million in depreciation, $1.2 million of amortization of capitalized software costs, $1.2 million of amortization of other intangibles, $1.9 million in bad debt expense and a $0.1 million loss on disposal of fixed assets, offset by a $0.4 million decrease in share-based compensation, a $0.8 million decrease in fair value adjustments for contingent consideration, a $2.6 million increase in excess tax benefit from share-based compensation and a $3.8 million increase in deferred income tax benefit.

***Deferred Revenue.*** Cash from operations was negatively impacted by a decrease in deferred revenues of approximately $18.0 million for the year ended March 31, 2013 versus an increase of $6.0 million and $13.2 million in the years ended March 31, 2012 and 2011, respectively. The decline in deferred revenue was primarily due to lower deferred implementation services, which was related to a decline in system sales during the period. Deferred implementation revenue was also impacted by a change in the Company's standard payment terms for implementation services. During the quarter ended March 31, 2012, the Company modified its standard payment terms for implementation services sold in conjunction with software to separate license fee payments from services and to bill for services as such services are provided. This change results in implementation service fees not being recorded as both accounts receivable and deferred revenue upon the execution of a contract. In future periods, deferred implementation and training revenue is not expected to be as significant due to this change in standard payment terms.

***Accounts Receivable.*** Accounts receivable grew by approximately $8.0 million, $10.4 million and $36.1 million for the years ended March 31, 2013, 2012 and 2011, respectively. The increase in accounts receivable is primarily due to the following factors:

- Consolidated revenue grew 7.1%, 21.6% and 21.1% for the years ended March 31, 2013, 2012 and 2011, respectively;
- Accounts receivable growth was partially offset by a smaller amount of services sold in advance of being rendered. This is a result of the Company modifying its standard payment terms for implementation services sold in conjunction with software to separate license fee payments from services and instead billing for services as services are incurred. This change results in implementation service fees not being recorded as both accounts receivable and deferred revenue upon the execution of a contract;

Provided turnover of accounts receivable, deferred revenue and profitability remain consistent with the 2013 fiscal year, we anticipate being able to continue generating cash from operations during fiscal year 2014 primarily from our net income.

***Other Assets and Liabilities.*** Cash from operations in the year ended March 31, 2013 was positively impacted by a net $8.5 million increase in other assets and liabilities compared to a net decrease of $8.1 million for the year ended March 31, 2012. For the year ended March 31, 2013, the $8.5 million change in other assets and liabilities is primarily the result of an increase in accounts payable of $6.2 million, an increase of $4.7 million in other current and non-current liabilities primarily due to contingent consideration and other acquisition related liabilities in the current period, partially offset by a $2.4 million net decrease in all other assets and liabilities.

Cash from operations in the year ended March 31, 2012 was negatively impacted by a net $8.1 million decrease in other assets and liabilities compared to a net increase of $14.4 million for the year ended March 31, 2011. For the year ended March 31, 2012, the $8.1 million change in other assets and liabilities is primarily the result of an decrease in accounts payable of $2.2 million, an increase in income tax receivable of $2.6 million, a decrease in other current assets of $3.0 million, and a net decrease of $0.3 million for all other assets and liabilities.

***Cash Flows from Investing Activities***

Net cash used in investing activities for the years ended March 31, 2013, 2012 and 2011 was $53.6 million, $34.9 million and $10.6 million, respectively. During the year ended March 31, 2013 cash flows from investing consists of net cash paid for the acquisitions of Matrix and Poseidon of $5.1 million and $2.0 million, respectively, in addition to increases of $29.5 million and $10.0 million, respectively, for capitalized software and equipment and improvements and $7.1 million for the purchase of marketable securities.

During the year ended March 31, 2012, cash flows from investing primarily consists of net cash paid for the acquisitions of IntraNexus, CQI and ViaTrack of $3.3 million, $2.5 million and $5.7 million, respectively, in addition to increases of $13.1 million and $10.3 million, respectively for capitalized software and equipment and improvements.

During the year ended March 31, 2011, $17.2 million of cash was used for net additions of equipment and improvements and capitalized software and $1.1 million for the purchase of marketable securities, offset by proceeds of $7.7 million received from the sale of our ARS investments.

### *Cash Flows from Financing Activities*

Net cash used in financing activities for the years ended March 31, 2013, 2012 and 2011 was $42.9 million, $25.4 million and $27.7 million, respectively. During the year ended March 31, 2013, we received proceeds of $0.9 million from the exercise of stock options, paid $41.5 million in dividends to shareholders, and paid $2.4 million in contingent consideration related to acquisitions compared to proceeds of $12.8 million from the exercise of stock options, payment of $41.0 million in dividends to shareholders and payment of $1.3 million in contingent consideration during the year ended March 31, 2012 and proceeds of $5.7 million from the exercise of stock options, payment of $34.7 million in dividends to shareholders and payment of $0.3 million in contingent consideration during the year ended March 31, 2011.

We recorded a reduction in our tax benefit from share-based compensation of $4.1 million and $1.5 million during the years ended March 31, 2012 and 2011, respectively, related to tax deductions received from stock option exercises. The benefit was recorded as additional paid in capital. The tax benefit from share-based compensation was not significant for the year ended March 31, 2013.

### *Cash and Cash Equivalents and Marketable Securities*

At March 31, 2013, we had cash and cash equivalents of $106.0 million. We may use a portion of these funds towards future acquisitions although the timing and amount of funds to be used has not been determined. We intend to expend some of these funds for the development of products complementary to our existing product line as well as new versions of certain products. These developments are intended to take advantage of more powerful technologies and to increase the integration of our products. Such expenditures will be funded from our cash on hand and cash flows from operations.

In January 2007, our Board of Directors adopted a policy whereby we intend to pay a regular quarterly dividend on our outstanding common stock, subject to further review and approval and the establishment of record and distribution dates by our Board of Directors prior to the declaration of each such quarterly dividend. We anticipate that future quarterly dividends, if and when declared by our Board of Directors pursuant to this policy, would likely be distributable on or about the fifth day of each of the months of October, January, April and July.

On May 22, 2013, the Board of Directors approved a quarterly cash dividend of $0.175 per share on our outstanding shares of common stock, payable to shareholders of record as of June 14, 2013 with an expected distribution date on or about July 5, 2013.

Our Board of Directors declared the following dividends during the periods presented (stock split adjusted):

| Declaration Date | Record Date | Payment Date | Per Share Dividend |
|---|---|---|---|
| May 24, 2012 | June 15, 2012 | July 3, 2012 | $ 0.175 |
| July 25, 2012 | September 14, 2012 | October 5, 2012 | 0.175 |
| October 25, 2012 | December 14, 2012 | December 28, 2012 | 0.175 |
| January 23, 2013 | March 15, 2013 | April 5, 2013 | 0.175 |
| Fiscal year 2013 | | | $ 0.700 |
| May 25, 2011 | June 17, 2011 | July 5, 2011 | $ 0.175 |
| July 27, 2011 | September 19, 2011 | October 5, 2011 | 0.175 |
| October 26, 2011 | December 20, 2011 | January 5, 2012 | 0.175 |
| January 25, 2012 | March 20, 2012 | April 5, 2012 | 0.175 |
| Fiscal year 2012 | | | $ 0.700 |
| May 26, 2010 | June 17, 2010 | July 6, 2010 | $ 0.150 |
| July 28, 2010 | September 17, 2010 | October 5, 2010 | 0.150 |
| October 25, 2010 | December 17, 2010 | January 5, 2011 | 0.150 |
| January 26, 2011 | March 17, 2011 | April 5, 2011 | 0.175 |
| Fiscal year 2011 | | | $ 0.625 |

Management believes that its cash and cash equivalents on hand at March 31, 2013, together with its marketable securities and cash flows from operations, if any, will be sufficient to meet its working capital and capital expenditure requirements as well as any dividends to be paid in the ordinary course of business for fiscal year 2014.

### *Contractual Obligations*

The following table summarizes our significant contractual obligations at March 31, 2013 and the effect that such obligations are expected to have on our liquidity and cash in future periods:

| | | For the year ended March 31, | | | | |
|---|---|---|---|---|---|---|
| Contractual Obligations | Total | 2014 | 2015 | 2016 | 2017 | 2018 and beyond |
| Operating lease obligations | $ 32,848 | $ 8,152 | $ 7,043 | $ 6,519 | $ 4,595 | $ 6,539 |
| Contingent consideration and other acquisition related liabilities | 3,050 | 1,778 | 646 | 313 | 313 | — |
| Total | $ 35,898 | $ 9,930 | $ 7,689 | $ 6,832 | $ 4,908 | $ 6,539 |

### New Accounting Pronouncements

Refer to Note 2, "Summary of Significant Accounting Policies," of our notes to consolidated financial statements included elsewhere in this Report for a discussion of new accounting standards.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We currently maintain our cash in very liquid short term assets including tax exempt and taxable money market funds and short-term U.S. Treasury securities with maturities of 90 days or less at the time of purchase.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See our consolidated financial statements identified in the Index to Financial Statements appearing under "Item 15. Exhibits and Financial Statement Schedules" of this Report.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of March 31, 2013, that the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended) are effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Security Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, including to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding whether or not disclosure is required.

### Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting is supported by written policies and procedures, that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2013 in making our assessment of internal control over financial reporting, management used the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2013.

The effectiveness of the Company's internal control over financial reporting as of March 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report contained in Item 15 of Part IV of this Report, "Exhibits and Financial Statement Schedules."

**Changes in Internal Control over Financial Reporting**

On April 1, 2012, we implemented a corporate-wide Enterprise Resource Planning ("ERP") system. Our new ERP system will standardize and automate business processes, improve operational and financial performance, and enhance internal controls. The implementation of our new ERP system has resulted in changes to our business processes and internal controls over financial reporting. The key controls surrounding the ERP system are being identified and are subject to our Sarbanes-Oxley testing.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated herein by reference from our definitive proxy statement for our 2013 Annual Shareholders' Meeting to be filed with the SEC.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from our definitive proxy statement for our 2013 Annual Shareholders' Meeting to be filed with the SEC.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated herein by reference from our definitive proxy statement for our 2013 Annual Shareholders' Meeting to be filed with the SEC.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference from our definitive proxy statement for our 2013 Annual Shareholders' Meeting to be filed with the SEC.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from our definitive proxy statement for our 2013 Annual Shareholders' Meeting to be filed with the SEC.

PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES



(2) The following supplementary financial statement schedule of Quality Systems, Inc., required to be included in Item 15(a)(2) on Form 10-K is filed as part of this Report.



Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the Consolidated Financial Statements or the notes thereto.

(3) The exhibits listed in the Index to Exhibits hereof are attached hereto or incorporated herein by reference and filed as a part of this Report.

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Articles of Incorporation of Quality Systems, Inc. filed with the Secretary of State of California on September 8, 1989, are hereby incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form S-1 (Registration No. 333-00161) filed January 11, 1996. |
| 3.2 | Certificate of Amendment to Articles of Incorporation of Quality Systems, Inc. filed with the Secretary of State of California effective March 4, 2005, is hereby incorporated by reference to Exhibit 3.1.1 of the registrant's Annual Report on Form 10-K for the year ended March 31, 2005. |
| 3.3 | Certificate of Amendment to Articles of Incorporation of Quality Systems, Inc. filed with the Secretary of State of California effective October 6, 2005 is hereby incorporated by reference to Exhibit 3.01 of the registrant's Current Report on Form 8-K filed October 11, 2005. |
| 3.4 | Certificate of Amendment to Articles of Incorporation of Quality Systems, Inc. filed with the Secretary of State of California effective March 3, 2006 is hereby incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K filed March 6, 2006. |
| 3.5 | Amended and Restated Bylaws of Quality Systems, Inc., effective October 30, 2008, are hereby incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K filed October 31, 2008. |
| 3.6 | Certificate of Amendment to Articles of Incorporation of Quality Systems, Inc. filed with the Secretary of State of California effective October 6, 2011 is hereby incorporated by reference to Exhibit 3.1 of the registrant's Current Report on Form 8-K filed October 6, 2011. |
| 10.1* | Form of Non-Qualified Stock Option Agreement for Amended and Restated 1998 Stock Option Plan is hereby incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10Q for the quarter ended September 20, 2004. |
| 10.2* | Form of Incentive Stock Option Agreement for Amended and Restated 1998 Stock Option Plan is hereby incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. |
| 10.3* | Amended and Restated 1998 Stock Option Plan is hereby incorporated by reference to Exhibit 10.10.1 of the registrant's Annual Report on Form 10-K for the year ended March 31, 2005. |
| 10.4* | Second Amended and Restated 2005 Stock Option and Incentive Plan is incorporated by reference to Appendix to the registrant's Definitive Proxy Statement on Schedule 14A filed on July 1, 2011. |
| 10.5* | Form of Nonqualified Stock Option Agreement for 2005 Stock Incentive Plan is incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed June 5, 2007. |
| 10.6* | Form of Incentive Stock Option Agreement for 2005 Stock Incentive Plan is incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed June 5, 2007. |
| 10.7* | Employment Agreement with Steven Plochocki is incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed August 12, 2008. |
| 10.8** | 2009 Quality Systems, Inc. Amended and Restated Deferred Compensation Plan. |
| 10.9* | Form of Outside Directors Amended and Restated Restricted Stock Agreement is incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed February 2, 2010. |
| 10.10* | Form of Outside Director's Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed August 15, 2011. |
| 10.11* | Description of 2013 Director Compensation Program for Fiscal Year Ended March 31, 2013 is incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed May 30, 2012. |
| 10.12* | Description of 2013 Executive Compensation Program for Fiscal Year Ended March 31, 2013 is incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed May 30, 2012. |
| 10.13* | Employment Arrangement dated September 19, 2012 between Quality Systems, Inc., and Daniel Morefield, is incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on September 25, 2012. |
| 10.14* | Form of Indemnification Agreement is incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on January 28, 2013. |
| 10.15* | Description of 2014 Executive Compensation Program for Fiscal Year Ended March 31, 2014 is incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed May 28, 2013. |

| | |
|---|---|
| 10.16* | Form of Executive Officer Restricted Stock Agreement is incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed May 28, 2013. |
| 10.17* | Description of 2014 Director Compensation Program for Fiscal Year Ended March 31, 2014 is incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed May 28, 2013. |
| 21** | List of subsidiaries. |
| 23.1** | Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP. |
| 31.1** | Certification of Principal Executive Officer Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2** | Certification of Principal Financial Officer Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101.INS*** | XBRL Instance |
| 101.SCH*** | XBRL Taxonomy Extension Schema |
| 101.CAL*** | XBRL Taxonomy Extension Calculation |
| 101.LAB*** | XBRL Taxonomy Extension Label |
| 101.PRE*** | XBRL Taxonomy Extension Presentation |

---

* This exhibit is a management contract or a compensatory plan or arrangement.

** Filed herewith.

*** XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of section 11 or 12 of the Securities and Exchange Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise is not subject to liability under these section.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Steven T. Plochocki
Steven T. Plochocki
Chief Executive Officer (Principal Executive Officer)

By: /s/ Paul A. Holt
Paul A. Holt
Chief Financial Officer (Principal Accounting Officer)

Date: May 30, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below hereby constitutes and appoints Steven T. Plochocki and Paul A. Holt, each of them acting individually, as his attorney-in-fact, each with the full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact and any and all amendments to this Annual Report on Form 10-K.

Pursuant to the requirement of the Securities Exchange Act of 1934, this Report has been signed by the following persons on our behalf in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Sheldon Razin<br>Sheldon Razin | Chairman of the Board and Director | May 30, 2013 |
| /s/ Steven T. Plochocki<br>Steven T. Plochocki | Chief Executive Officer (Principal Executive Officer) and Director | May 30, 2013 |
| /s/ Paul A. Holt<br>Paul A. Holt | Chief Financial Officer (Principal Accounting Officer) and Executive Vice President | May 30, 2013 |
| /s/ Craig Barbarosh<br>Craig Barbarosh | Director | May 30, 2013 |
| /s/ Mark Davis<br>Mark Davis | Director | May 30, 2013 |
| /s/ George Bristol<br>George Bristol | Director | May 30, 2013 |
| Michael Aghajanian | Director | |
| /s/ Russell Pflueger<br>Russell Pflueger | Director | May 30, 2013 |
| /s/ Lance Rosenzweig<br>Lance Rosenzweig | Director | May 30, 2013 |

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of Quality Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, statements of shareholders' equity and statements of cash flow present fairly, in all material respects, the financial position of Quality Systems, Inc. and its subsidiaries at March 31, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Orange County, California
May 30, 2013

**QUALITY SYSTEMS, INC.**
**CONSOLIDATED BALANCE SHEETS**
(In thousands, except per share data)

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 105,999 | $ 134,444 |
| Restricted cash (Note 1) | 5,488 | 1,962 |
| Marketable securities | 12,012 | 4,987 |
| Accounts receivable, net (Note 9) | 148,257 | 145,756 |
| Inventories | 710 | 1,242 |
| Income taxes receivable | — | 2,628 |
| Deferred income taxes, net | 12,140 | 10,127 |
| Other current assets | 12,720 | 11,563 |
| Total current assets | 297,326 | 312,709 |
| Equipment and improvements, net | 21,887 | 17,841 |
| Capitalized software costs, net | 39,781 | 19,994 |
| Intangibles, net | 27,550 | 23,259 |
| Goodwill | 45,761 | 60,776 |
| Other assets | 10,750 | 5,773 |
| Total assets | $ 443,055 | $ 440,352 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 11,501 | $ 4,532 |
| Deferred revenue | 65,207 | 83,108 |
| Accrued compensation and related benefits | 11,915 | 11,870 |
| Income taxes payable | 1,480 | — |
| Dividends payable | 10,418 | 10,354 |
| Other current liabilities | 26,508 | 19,568 |
| Total current liabilities | 127,029 | 129,432 |
| Deferred revenue, net of current | 1,219 | 1,293 |
| Deferred income taxes, net | — | 5,351 |
| Deferred compensation | 3,809 | 3,497 |
| Other noncurrent liabilities | 3,949 | 5,602 |
| Total liabilities | 136,006 | 145,175 |
| Commitments and contingencies (Note 13) | | |
| Shareholders' equity: | | |
| Common stock | | |
| $0.01 par value; authorized 100,000 shares; issued and outstanding 59,543 and 59,180 shares at March 31, 2013 and 2012, respectively | 595 | 592 |
| Additional paid-in capital | 179,743 | 169,033 |
| Accumulated other comprehensive income (loss) | (11) | (45) |
| Retained earnings | 126,722 | 125,597 |
| Total shareholders' equity | 307,049 | 295,177 |
| Total liabilities and shareholders' equity | $ 443,055 | $ 440,352 |

The accompanying notes are an integral part of these consolidated financial statements.

**QUALITY SYSTEMS, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
(In thousands, except per share data)

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenues: | | | |
| Software and hardware | $ 88,572 | $ 122,407 | $ 106,514 |
| Implementation and training services | 35,008 | 26,391 | 18,015 |
| System sales | 123,580 | 148,798 | 124,529 |
| Maintenance | 156,771 | 138,832 | 110,019 |
| Electronic data interchange services | 59,709 | 49,259 | 41,022 |
| Revenue cycle management and related services | 59,219 | 45,572 | 45,065 |
| Other services | 60,950 | 47,374 | 32,728 |
| Maintenance, EDI, RCM and other services | 336,649 | 281,037 | 228,834 |
| Total revenues | 460,229 | 429,835 | 353,363 |
| Cost of revenue: | | | |
| Software and hardware | 21,750 | 18,399 | 19,779 |
| Implementation and training services | 30,896 | 21,298 | 15,010 |
| Total cost of system sales | 52,646 | 39,697 | 34,789 |
| Maintenance | 20,316 | 17,104 | 12,948 |
| Electronic data interchange services | 38,350 | 32,422 | 27,711 |
| Revenue cycle management and related services | 43,324 | 34,295 | 33,815 |
| Other services | 35,016 | 27,705 | 18,219 |
| Total cost of maintenance, EDI, RCM and other services | 137,006 | 111,526 | 92,693 |
| Total cost of revenue | 189,652 | 151,223 | 127,482 |
| Gross profit | 270,577 | 278,612 | 225,881 |
| Operating expenses: | | | |
| Selling, general and administrative | 148,353 | 128,846 | 108,310 |
| Research and development costs | 30,865 | 31,369 | 21,797 |
| Amortization of acquired intangible assets | 4,859 | 2,198 | 1,682 |
| Impairment of goodwill | 17,400 | — | — |
| Total operating expenses | 201,477 | 162,413 | 131,789 |
| Income from operations | 69,100 | 116,199 | 94,092 |
| Interest income (expense), net | (107) | 247 | 263 |
| Other income (expense), net | (79) | (139) | 61 |
| Income before provision for income taxes | 68,914 | 116,307 | 94,416 |
| Provision for income taxes | 26,190 | 40,650 | 32,810 |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation (net of $0 tax) | 34 | (3) | — |
| Unrealized loss on AFS securities (net of $0 tax) | — | (42) | — |
| Comprehensive income | $ 42,758 | $ 75,612 | $ 61,606 |
| Net income per share: | | | |
| Basic | $ 0.72 | $ 1.29 | $ 1.06 |
| Diluted | $ 0.72 | $ 1.28 | $ 1.06 |
| Weighted-average shares outstanding: | | | |
| Basic | 59,392 | 58,729 | 57,894 |
| Diluted | 59,462 | 59,049 | 58,236 |
| Dividends declared per common share | $ 0.700 | $ 0.700 | $ 0.625 |

The accompanying notes are an integral part of these consolidated financial statements.

**QUALITY SYSTEMS, INC.**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
(In thousands)

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, March 31, 2010 | 57,758 | $ 578 | $ 121,982 | $ 65,729 | $ — | $ 188,289 |
| Exercise of stock options | 310 | 3 | 5,714 | — | — | 5,717 |
| Tax benefit resulting from exercise of stock options | — | — | 1,524 | — | — | 1,524 |
| Stock-based compensation | — | — | 3,748 | — | — | 3,748 |
| Dividends declared | — | — | — | (36,214) | — | (36,214) |
| Net income | — | — | — | 61,606 | — | 61,606 |
| Balance, March 31, 2011 | 58,068 | 581 | 132,968 | 91,121 | — | 224,670 |
| Exercise of stock options and issuance of restricted stock | 735 | 7 | 12,783 | — | — | 12,790 |
| Common stock issuance for earnout settlement | 286 | 3 | 11,885 | — | — | 11,888 |
| Common stock issuance for acquisitions | 91 | 1 | 3,931 | — | — | 3,932 |
| Tax benefit resulting from exercise of stock options | — | — | 4,145 | — | — | 4,145 |
| Stock-based compensation | — | — | 3,321 | — | — | 3,321 |
| Dividends declared | — | — | — | (41,181) | — | (41,181) |
| Components of other comprehensive income (loss): | | | | | | |
| Unrealized loss on AFS securities | — | — | — | — | (42) | (42) |
| Translation adjustments | — | — | — | — | (3) | (3) |
| Net income | — | — | — | 75,657 | — | 75,657 |
| Balance, March 31, 2012 | 59,180 | 592 | 169,033 | 125,597 | (45) | 295,177 |
| Exercise of stock options and issuance of restricted stock | 83 | 1 | 947 | — | — | 948 |
| Common stock issuance for earnout settlement | 165 | 1 | 2,999 | — | — | 3,000 |
| Common stock issuance for acquisitions | 115 | 1 | 4,594 | — | — | 4,595 |
| Tax benefit resulting from exercise of stock options | — | — | (157) | — | — | (157) |
| Stock-based compensation | — | — | 2,327 | — | — | 2,327 |
| Dividends declared | — | — | — | (41,599) | — | (41,599) |
| Components of other comprehensive income (loss): | | | | | | |
| Translation adjustments | — | — | — | — | 34 | 34 |
| Net income | — | — | — | 42,724 | — | 42,724 |
| Balance, March 31, 2013 | 59,543 | $ 595 | $ 179,743 | $126,722 | $ (11) | $ 307,049 |

The accompanying notes are an integral part of these consolidated financial statements.

**QUALITY SYSTEMS, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
(In thousands)

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Cash flows from operating activities: | | | |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 6,928 | 5,195 | 4,304 |
| Amortization of capitalized software costs | 9,668 | 8,254 | 7,091 |
| Amortization of other intangibles | 7,559 | 4,501 | 3,255 |
| Provision for bad debts | 6,885 | 5,715 | 3,780 |
| Provision for inventory obsolescence | 193 | 43 | 27 |
| Share-based compensation | 2,327 | 3,321 | 3,748 |
| Deferred income tax benefit | (9,565) | (8,025) | (4,194) |
| Excess tax benefit from share-based compensation | 157 | (4,145) | (1,524) |
| Change in fair value of contingent consideration | 1,272 | — | 789 |
| Impairment of goodwill | 17,400 | — | — |
| Loss (gain) on disposal of equipment and improvements | — | 73 | (33) |
| Changes in assets and liabilities, net of amounts acquired: | | | |
| Accounts receivable | (7,988) | (10,389) | (36,094) |
| Inventories | 339 | (1,024) | 1,052 |
| Income taxes receivable | 2,628 | (2,628) | 2,953 |
| Other current assets | (4,073) | (2,955) | (3,746) |
| Other assets | (2,777) | (841) | (1,817) |
| Accounts payable | 6,223 | (2,184) | 3,344 |
| Deferred revenue | (17,993) | 5,993 | 13,211 |
| Accrued compensation and related benefits | 45 | 1,623 | 1,296 |
| Income taxes payable | 1,082 | 615 | 5,054 |
| Other current liabilities | 9,079 | (1,910) | 12,560 |
| Deferred compensation | 312 | 1,009 | 605 |
| Other noncurrent liabilities | (4,384) | 207 | (6,950) |
| Net cash provided by operating activities | 68,041 | 78,105 | 70,317 |
| Cash flows from investing activities: | | | |
| Additions to capitalized software costs | (29,455) | (13,098) | (10,695) |
| Additions to equipment and improvements | (9,969) | (10,323) | (6,804) |
| Proceeds from disposal of equipment and improvements | — | 11 | 336 |
| Proceeds from sale of marketable securities | — | — | 7,700 |
| Purchases of marketable securities | (7,100) | — | (1,120) |
| Cash acquired from purchase of ViaTrack | — | 10 | — |
| Purchase of ViaTrack | — | (5,710) | — |
| Cash acquired from purchase of CQI | — | 222 | — |
| Purchase of CQI | — | (2,737) | — |
| Purchase of IntraNexus | — | (3,279) | — |
| Purchase of Poseidon | (2,033) | — | — |
| Purchase of Matrix | (5,073) | — | — |
| Net cash used in investing activities | (53,630) | (34,904) | (10,583) |
| Cash flows from financing activities: | | | |
| Excess tax benefit from share-based compensation | 84 | 4,145 | 1,524 |
| Proceeds from exercise of stock options | 948 | 12,789 | 5,717 |
| Dividends paid | (41,535) | (40,989) | (34,716) |
| Payment of contingent consideration related to acquisitions | (2,353) | (1,319) | (253) |
| Net cash used in financing activities | (42,856) | (25,374) | (27,728) |
| Net increase (decrease) in cash and cash equivalents | (28,445) | 17,827 | 32,006 |
| Cash and cash equivalents at beginning of period | 134,444 | 116,617 | 84,611 |
| Cash and cash equivalents at end of period | $ 105,999 | $ 134,444 | $ 116,617 |

**QUALITY SYSTEMS, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)**
(In thousands)

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the period for income taxes, net of refunds | $ 31,656 | $ 50,605 | $ 29,044 |
| Non-cash investing activities: | | | |
| Tenant improvement allowance received from landlord | $ 965 | $ — | $ 1,970 |
| Common stock issued at fair value for Opus earnout settlement | $ — | $ 11,888 | $ — |
| Common stock issued at fair value for ViaTrack earnout settlement | $ 3,000 | $ — | $ — |
| Effective May 1, 2012, the Company acquired Poseidon in a transaction summarized as follows: | | | |
| Fair value of assets acquired | $ 2,551 | $ — | $ — |
| Cash paid | (2,033) | — | — |
| Purchase price holdback | (500) | — | — |
| Liabilities assumed | $ 18 | $ — | $ — |
| Effective April 16, 2012, the Company acquired Matrix in a transaction summarized as follows: | | | |
| Fair value of assets acquired | $ 14,587 | $ — | $ — |
| Cash paid | (5,073) | — | — |
| Common stock issued at fair value | (3,953) | — | — |
| Purchase price holdback | (853) | — | — |
| Fair value of contingent consideration | (2,862) | — | — |
| Fair value of non-compete agreement (liability) | (1,100) | — | — |
| Liabilities assumed | $ 746 | $ — | $ — |
| Effective November 14, 2011, the Company acquired ViaTrack in a transaction summarized as follows: | | | |
| Fair value of assets acquired | $ — | $ 11,048 | $ — |
| Cash paid | — | (5,710) | — |
| Common stock issued at fair value | — | (1,068) | — |
| Purchase price holdback | — | (1,187) | — |
| Fair value of contingent consideration | — | (2,958) | — |
| Liabilities assumed | $ — | $ 125 | $ — |
| Effective July 26, 2011, the Company acquired CQI in a transaction summarized as follows: | | | |
| Fair value of assets acquired | $ — | $ 11,417 | $ — |
| Cash paid | — | (2,737) | — |
| Common stock issued at fair value | — | (2,864) | — |
| Purchase price holdback | — | (600) | — |
| Fair value of contingent consideration | — | (2,346) | — |
| Liabilities assumed | $ — | $ 2,870 | $ — |
| Effective April 29 2011, the Company acquired IntraNexus in a transaction summarized as follows: | | | |
| Fair value of assets acquired | $ — | $ 4,524 | $ — |
| Cash paid | — | (3,279) | — |
| Purchase price holdback | — | (125) | — |
| Fair value of contingent consideration | — | (800) | — |
| Liabilities assumed | $ — | $ 320 | $ — |

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except shares and per share data)

## 1. Organization of Business

### *Description of Business*

Quality Systems, Inc. and its wholly-owned subsidiaries operate as four divisions (each, a "Division") which are comprised of: (i) the QSI Dental Division, (ii) the NextGen Division, (iii) the Hospital Solutions Division (formerly Inpatient Solutions) and (iv) the RCM Services Division (formerly Practice Solutions). In fiscal year 2011, we opened a captive entity in India called Quality Systems India Healthcare Private Limited ("QSIH"). We primarily derive revenue by developing and marketing healthcare information systems that automate certain aspects of medical and dental practices, networks of practices such as physician hospital organizations ("PHOs") and management service organizations ("MSOs"), ambulatory care centers, community health centers and medical and dental schools along with comprehensive systems implementation, maintenance and support and add on complementary services such as revenue cycle management ("RCM") and electronic data interchange ("EDI"). Our systems and services provide our clients with the ability to redesign patient care and other workflow processes while improving productivity through the facilitation of managed access to patient information. Utilizing our proprietary software in combination with third-party hardware and software solutions, our products enable the integration of a variety of administrative and clinical information operations.

The Company was founded with an early focus on providing information systems to dental group practices. This focus area would later become the QSI Dental Division. In the mid-1980's, we capitalized on the increasing focus on medical cost containment and further expanded our information processing systems to serve the ambulatory market. In the mid-1990's, we made two acquisitions that accelerated our penetration of the ambulatory market and formed the basis for the NextGen Division. More recently in the last few years, we acquired several companies, which operate under the Hospital Solutions Division, as part of our strategy to expand into the small and specialty hospital market. Today, we serve the dental, ambulatory, hospital and RCM services markets through our QSI Dental Division, NextGen Division, Hospital Solutions Division and RCM Services Division.

The QSI Dental Division, co-located with the Corporate Headquarters in Irvine, California, currently focuses on developing, marketing and supporting software suites sold to dental organizations located throughout the US.

The NextGen Division, with headquarters in Horsham, Pennsylvania and a significant location in Atlanta, Georgia, provides integrated clinical, financial and connectivity solutions for ambulatory and dental provider organizations.

The Hospital Solutions Division, with its primary location in Austin, Texas, provides integrated clinical, financial and connectivity solutions for rural and community hospitals.

The RCM Services Division, with locations in St. Louis, Missouri and Hunt Valley, Maryland, focuses primarily on providing physician practices with RCM services, primarily billing and collection services for medical practices. This Division combines a web-delivered SaaS model and the NextGen® PM software platform to execute its service offerings.

In January 2011, QSIH was formed in Bangalore, India to function as our India-based captive to offshore technology application development and business processing services.

The Divisions have historically operated as stand-alone operations, with each Division maintaining its own distinct product lines, product platforms, development, implementation and support teams and branding. However, there are a growing number of customers who are simultaneously utilizing software or services from more than one of our Divisions. In an effort to encourage this cross selling of our products and services between Divisions, we are in the process of further integrating our ambulatory and inpatient products to provide a more robust and comprehensive platform to offer our customers. The Divisions also share the resources of our "corporate office," which includes a variety of accounting and other administrative functions.

### *Acquisitions*

On April 15, 2012, we acquired Matrix Management Solutions, LLC ("Matrix"), a value-added reseller for NextGen Healthcare, that provides RCM services, healthcare IT solutions and training, implementation and support centered on NextGen® technology, to its clients nationwide. The acquisition will enable our RCM Services Division to expand its footprint among private and hospital-based physicians and groups by leveraging Matrix's RCM expertise. On May 1, 2012, we acquired The Poseidon Group ("Poseidon"), a provider of emergency department software. Poseidon will operate under our Hospital Solutions Division.

### *Stock Split*

On July 27, 2011, the Board of Directors approved a two-for-one split of our common stock and a proportional increase in the number of our common shares authorized from 50 million to 100 million. Each shareholder of record at the close of business on October 6, 2011 received one additional share for every outstanding share held on the record date. The additional shares were distributed October 26, 2011 and trading began on a split-adjusted basis on October 27, 2011. All share and per share amounts in this Report have been restated for all periods presented to reflect the two-for-one split of our common stock.

## 2. Summary of Significant Accounting Policies

***Principles of Consolidation.*** The consolidated financial statements include the accounts of Quality Systems, Inc. and its wholly-owned subsidiaries, which consists of NextGen Healthcare Information Systems, LLC ("NextGen"), NextGen RCM Services, LLC, Opus Healthcare Solutions, LLC ("Opus"), ViaTrack Systems, LLC ("ViaTrack"), Matrix Management Solutions, LLC ("Matrix"), QSI Management, LLC and Quality Systems India Healthcare Private Limited ("QSIH") (collectively, the "Company"). All intercompany accounts and transactions have been eliminated.

***Business Segments.*** The Company has prepared operating segment information based on the manner in which management disaggregates the Company's operations for making internal operating decisions. See Note 14.

***Basis of Presentation.*** The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Certain prior period amounts have been reclassified to conform with fiscal year 2013 presentation.

References to amounts in the consolidated financial statement sections are in thousands, except shares and per share data, unless otherwise specified.

***Revenue Recognition.*** The Company generates revenue from the sale of licensing rights to its software products directly to end-users and value-added resellers, or VARs. The Company also generates revenue from sales of hardware and third-party software, implementation, training, electronic data interchange ("EDI"), post-contract support (maintenance) and other services, including revenue cycle management ("RCM"), performed for clients who license its products.

A typical system contract contains multiple elements of the above items. Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair values of those elements. The fair value of an element is based on vendor-specific objective evidence ("VSOE"). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. VSOE calculations are updated and reviewed quarterly or annually depending on the nature of the product or service. The Company generally establishes VSOE for the related undelivered elements based on the bell-shaped curve method. Maintenance VSOE for the Company's largest clients is based on stated renewal rates only if the rate is determined to be substantive and falls within the Company's customary pricing practices.

When evidence of fair value exists for the delivered and undelivered elements of a transaction, then discounts for individual elements are aggregated and the total discount is allocated to the individual elements in proportion to the elements' fair value relative to the total contract fair value.

When evidence of fair value exists for the undelivered elements only, the residual method is used. Under the residual method, the Company defers revenue related to the undelivered elements in a system sale based on VSOE of fair value of each of the undelivered elements and allocates the remainder of the contract price net of all discounts to revenue recognized from the delivered elements. If VSOE of fair value of any undelivered element does not exist, all revenue is deferred until VSOE of fair value of the undelivered element is established or the element has been delivered.

Provided the fees are fixed or determinable and collection is considered probable, revenue from licensing rights and sales of hardware and third-party software is generally recognized upon physical or electronic shipment and transfer of title. In certain transactions where collection risk is high, the revenue is deferred until collection occurs or becomes probable. If the fee is not fixed or determinable, then the revenue recognized in each period (subject to application of other revenue recognition criteria) will be the lesser of the aggregate of amounts due and payable or the amount of the arrangement fee that would have been recognized if the fees were being recognized using the residual method. Fees which are considered fixed or determinable at the inception of the Company's arrangements must include the following characteristic:

- The fee must be negotiated at the outset of an arrangement and generally be based on the specific volume of products to be delivered without being subject to change based on variable pricing mechanisms such as the number of units copied or distributed or the expected number of users.

Revenue from implementation and training services is recognized as the corresponding services are performed. Maintenance revenue is recognized ratably over the contractual maintenance period.

Contract accounting is applied where services include significant modification, development or customization.

The Company ensures that the following criteria have been met prior to recognition of revenue:

- the price is fixed or determinable;
- the customer is obligated to pay and there are no contingencies surrounding the obligation or the payment;
- the customer's obligation would not change in the event of theft or damage to the product;
- the customer has economic substance;
- the amount of returns can be reasonably estimated; and
- the Company does not have significant obligations for future performance in order to bring about resale of the product by the customer.

The Company has historically offered short-term rights of return in certain sales arrangements. If the Company is able to estimate returns for these types of arrangements, revenue is recognized, net of an allowance for returns, and these arrangements are recorded in the consolidated financial statements. If the Company is unable to estimate returns for these types of arrangements, revenue is not recognized in the consolidated financial statements until the rights of return expire, provided also, that all other criteria for revenue recognition have been met.

Revenue related to sales arrangements that include hosting or the right to use software stored on the Company's hardware is recognized in accordance to the same revenue recognition criteria discussed above only if the customer has the contractual right to take possession of the software without incurring a significant penalty and it is feasible for the customer to either host the software themselves or through another third-party. Otherwise, the arrangement is accounted for as a service contract in which the entire arrangement is deferred and recognized over the period that the hosting services are being performed.

From time to time, the Company offers future purchase discounts on its products and services as part of its sales arrangements. Such discounts that are incremental to the range of discounts reflected in the pricing of the other elements of the arrangement, that are incremental to the range of discounts typically given in comparable transactions, and that are significant, are treated as an additional element of the contract to be deferred. Amounts deferred related to future purchase options are not recognized until either the customer exercises the discount offer or the offer expires.

RCM service revenue is derived from services fees, which include amounts charged for ongoing billing and other related services, and are generally billed to the customer as a percentage of total collections. The Company does not recognize revenue for services fees until these collections are made, as the services fees are not fixed or determinable until such time.

Revenue is divided into two categories, “system sales” and “maintenance, EDI, RCM and other services.” Revenue in the system sales category includes software license fees, third-party hardware and software and implementation and training services related to purchase of the Company's software systems. Revenue in the maintenance, EDI, RCM and other services category includes maintenance, EDI, RCM services, consulting services, annual third-party license fees, hosting services, Software as a Service ("SaaS") fees and other services revenue.

***Cash and Cash Equivalents.*** Cash and cash equivalents generally consist of cash, money market funds and short-term U.S. Treasury securities with maturities of 90 days or less at the time of purchase. The Company had cash deposits at U.S. banks and financial institutions at March 31, 2013 of which $105.0 million was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 per owner. The Company is exposed to credit loss for amounts in excess of insured limits in the event of nonperformance by the institutions; however, the Company does not anticipate nonperformance by these institutions.

The money market fund in which the Company holds a portion of its cash invests in only investment grade money market instruments from a variety of industries, and therefore bears relatively low market risk.

***Restricted Cash.*** Restricted cash consists of cash which is being held by the Company acting as agent for the disbursement of certain state social services programs. The Company records an offsetting “Care Services liability” (see also Note 9) when it initially receives such cash from the government social service programs and relieves both restricted cash and the Care Services liability when amounts are disbursed. The Company earns an administrative fee which is based on a percentage of funds disbursed on behalf of certain government social service programs.

***Marketable Securities.*** Marketable securities are classified as available-for-sale and are recorded at fair value, based on quoted market rates when observable or valuation analysis when appropriate. Unrealized gains and losses, are included in shareholders' equity. Realized gains and losses on investments are included as interest income.

***Allowance for Doubtful Accounts.*** The Company provides credit terms typically ranging from thirty days to less than twelve months for most system and maintenance contract sales and generally does not require collateral. The Company performs credit evaluations of its clients and maintains reserves for estimated credit losses. Reserves for potential credit losses are determined by establishing both specific and general reserves. Specific reserves are based on management's estimate of the probability of collection for certain troubled accounts. General reserves are established based on the Company's historical experience of bad debt expense and the aging of the Company's accounts receivable balances, net of deferred revenue and specifically reserved accounts. Accounts are written off as uncollectible only after the Company has expended extensive collection efforts.

***Inventories.*** Inventories consist of hardware for specific client orders and spare parts and are valued at lower of cost (first-in, first-out) or market. Management provides a reserve to reduce inventory to its net realizable value.

***Equipment and Improvements.*** Equipment and improvements are stated at cost less accumulated depreciation and amortization. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation and amortization of equipment and improvements are recorded over the estimated useful lives of the assets, or the related lease terms if shorter, by the straight-line method. Useful lives generally have the following ranges:

- Computer equipment — 3-5 years
- Furniture and fixtures — 5-7 years
- Leasehold improvements — lesser of lease term or estimated useful life of asset

Costs incurred to develop internal-use software during the application development stage are capitalized, stated at cost, and amortized using the straight-line method over the estimated useful lives of the assets, which is typically seven years. Application development stage costs generally include costs associated with internal-use software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized, whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

***Software Development Costs.*** Development costs incurred in the research and development of new software products and enhancements to existing software products for external use are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional external software development costs are capitalized and amortized on a straight-line basis over the estimated economic life of the related product, which is typically three years. The Company provides support services on the current and prior two versions of its software. Management performs an annual review of the estimated economic life and the recoverability of such capitalized software costs. If a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from the applicable software, any remaining capitalized amounts are written off.

***Business Combinations.*** In accordance with the accounting for business combinations, the Company allocates the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. The purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

***Goodwill.*** The Company tests goodwill for impairment annually during its first fiscal quarter, referred to as the annual test date. The Company will also test for impairment between annual test dates if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is performed at a reporting-unit level, which is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. An impairment loss would generally be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit.

During the quarter ended December 31, 2012 and subsequently at March 31, 2013, certain events and circumstances indicated the possibility that the carrying amount of goodwill could potentially be impaired. See Note 6 for information regarding the impairment of goodwill at March 31, 2013.

***Intangible Assets.*** Intangible assets consist of customer relationships, trade names and contracts and certain software technology. These intangible assets are recorded at fair value and are stated net of accumulated amortization. The Company currently amortizes the intangible assets over periods ranging from six months to nine years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed. Also, see discussion below regarding the recoverability of long-lived assets, which includes definite-lived intangible assets.

***Long-Lived Assets.*** The Company assesses the recoverability of long-lived assets at least annually or whenever adverse events or changes in circumstances indicate that impairment may have occurred. If the future undiscounted cash flows expected to result from the use of the related assets are less than the carrying value of such assets, impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows.

Management periodically reviews the carrying value of long-lived assets to determine whether or not impairment to such value has occurred and has determined that there was no impairment to its long-lived assets as of March 31, 2013. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets.

***Income Taxes.*** Income taxes are provided based on current taxable income and the future tax consequences of temporary differences between the basis of assets and liabilities for financial and tax reporting. The deferred income tax assets and liabilities represent the future state and federal tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. At each reporting period, management assesses the realizable value of deferred tax assets based on, among other things, estimates of future taxable income and adjusts the related valuation allowance as necessary. Management makes a number of assumptions and estimates in determining the appropriate amount of expense to record for income taxes. These assumptions and estimates consider the taxing jurisdiction in which the Company operates as well as current tax regulations. Accruals are established for estimates of tax effects for certain transactions and future projected profitability of the Company's businesses based on management's interpretation of existing facts and circumstances.

***Self-Insurance Liabilities.*** The Company accrues for estimated self-insurance costs and uninsured exposures based on claims filed and an estimate of claims incurred but not reported as of each balance sheet date. However, it is possible that recorded accruals may not be adequate to cover the future payment of claims. Adjustments, if any, to estimated accruals resulting from ultimate claim payments will be reflected in earnings during the periods in which such adjustments are determined. Periodically, the Company reevaluates the adequacy of the accruals by comparing amounts accrued on the balance sheets for anticipated losses to an updated actuarial loss forecasts and third-party claim administrator loss estimates and makes adjustments to the accruals as needed. The self-insurance accrual is included in other current liabilities. If any of the factors that contribute to the overall cost of insurance claims were to change, the actual amount incurred for the self-insurance liabilities would be directly affected. As of March 31, 2013 and

2012, the self-insurance accrual was approximately $1,336 and $934, respectively, and is included in other current liabilities on the accompanying consolidated balance sheets. If any of the factors that contribute to the overall cost of insurance claims were to change, the actual amount incurred for the self-insurance liabilities would be directly affected.

***Advertising Costs.*** Advertising costs are charged to operations as incurred. The Company does not have any direct-response advertising. Advertising costs, which include trade shows and conventions, were approximately $6,499, $6,254 and $7,122 for the years ended March 31, 2013, 2012 and 2011, respectively, and were included in selling, general and administrative expenses in the accompanying consolidated statements of comprehensive income.

***Marketing Assistance Agreements.*** The Company has entered into marketing assistance agreements with certain existing users of the Company's products, which provide the opportunity for those users to earn commissions if they host specific site visits upon the Company's request for prospective clients that directly result in a purchase of the Company's software by the visiting prospects. Amounts earned by existing users under this program are treated as a selling expense in the period when earned.

***Foreign Currency Translation.*** The Indian Rupee is considered to be the functional currency for QSIH. Assets and liabilities are re-measured at the exchange rate on the balance sheet dates. Revenues and expenses are re-measured at weighted average exchange rates in effect during the year. Any translation adjustments resulting from this process are shown as a component of accumulated other comprehensive income (loss) within shareholders' equity in the consolidated balance sheets. Foreign currency transaction gains and losses are included in other income (expense) in the consolidated statements of comprehensive income. The net foreign currency gain (loss) for the year ended March 31, 2013 and 2012 was not significant.

***Earnings per Share.*** The Company provides dual presentation of "basic" and "diluted" earnings per share ("EPS"). Shares discussed below are in thousands.

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 |
| Basic net income per share: | | | |
| Weighted-average shares outstanding — Basic | 59,392 | 58,729 | 57,894 |
| Basic net income per common share | $ 0.72 | $ 1.29 | $ 1.06 |
| Net income | $ 42,724 | $ 75,657 | $ 61,606 |
| Diluted net income per share: | | | |
| Weighted-average shares outstanding — Basic | 59,392 | 58,729 | 57,894 |
| Effect of potentially dilutive securities | 70 | 320 | 342 |
| Weighted-average shares outstanding — Diluted | 59,462 | 59,049 | 58,236 |
| Diluted net income per common share | $ 0.72 | $ 1.28 | $ 1.06 |

The computation of diluted net income per share does not include 966, 335 and 514 options for the years ended March 31, 2013, 2012 and 2011, respectively, because their inclusion would have an anti-dilutive effect on net income per share.

***Share-Based Compensation.*** The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. Expected term is estimated using historical exercise experience. Volatility is estimated by using the weighted-average historical volatility of the Company's common stock, which approximates expected volatility. The risk free rate is the implied yield available on the U.S Treasury zero-coupon issues with remaining terms equal to the expected term. The expected dividend yield is the average dividend rate during a period equal to the expected term of the option. Those inputs are then entered into the Black Scholes model to determine the estimated fair value. The value of the portion of the award that is ultimately expected to vest is recognized ratably as expense over the requisite service period in the Company's consolidated statements of comprehensive income.

Share-based compensation is adjusted on a monthly basis for changes to estimated forfeitures based on a review of historical forfeiture activity. To the extent that actual forfeitures differ, or are expected to differ, from the estimate, share-based compensation expense is adjusted accordingly. The effect of the forfeiture adjustments for years ended March 31, 2013, 2012 and 2011 was not significant.

The following table shows total share-based compensation expense included in the consolidated statements of income for years ended March 31, 2013, 2012 and 2011:

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Costs and expenses: | | | |
| Cost of revenue | $ 201 | $ 261 | $ 272 |
| Research and development costs | 230 | 184 | 152 |
| Selling, general and administrative | 1,896 | 2,876 | 3,324 |
| Total share-based compensation | 2,327 | 3,321 | 3,748 |
| Amounts capitalized in software development costs | — | — | (2) |
| Amounts charged against earnings, before income tax benefit | $ 2,327 | $ 3,321 | $ 3,746 |
| Income tax benefit | (726) | (1,236) | (1,343) |
| Decrease in net income | $ 1,601 | $ 2,085 | $ 2,403 |

***Sales Taxes.*** The Company records revenue net of sales tax obligation in the consolidated statements of income.

***Use of Estimates.*** The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to uncollectible receivables, vendor specific objective evidence, self-insurance accruals and income taxes and related credits and deductions. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

***New Accounting Standards.*** New accounting pronouncements implemented by the Company during the current year or requiring implementation in future periods are discussed below or in the notes, where applicable.

In the first quarter of fiscal 2013, the Company adopted new accounting guidance intended to simplify goodwill impairment testing. Under the revised guidance, entities testing goodwill for impairment have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test would be required. Under the revised guidance, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The revised guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the revised guidance does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows and is discussed further within this footnote.

In the first quarter of fiscal 2013, the Company adopted guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this guidance did not have a material impact on the Company's financial statements.

In the first quarter of fiscal 2013, the Company adopted additional guidance on fair value measurements intended to clarify the application of the existing guidance and disclosure requirements, as well as change certain fair value measurement principles and require additional disclosures surrounding these fair value measurements. The adoption of this guidance did not have a material impact on the Company's financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* (ASU 2013-02). The new standard requires an entity to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income by component. The adoption of this guidance had no impact on the Company's consolidated financial statements, but may have an effect on the required disclosures for future reporting periods.

**Out-of-Period Accounting Adjustments.** During the fourth quarter of fiscal 2013, the Company recorded an adjustment which decreased pre-tax income by approximately $2.6 million to correct an accounting estimate for commissions, of which $2.1 million originated in years prior to fiscal 2013. Also recorded in the same period was an adjustment increasing pre-tax income by $1.7 million as a result of capitalizing R&D labor which had been incorrectly expensed during the first three quarters of fiscal 2013. The Company does not believe these out-of-period adjustments, separately or in aggregate, are material to the consolidated financial statements for the fiscal year ended March 31, 2013 or to any prior years' consolidated financial statements.

### 3. Cash and Cash Equivalents

At March 31, 2013 and 2012, the Company had cash and cash equivalents of $105,999 and $134,444, respectively. Cash and cash equivalents consist of cash, money market funds and short-term U.S. Treasury securities with original maturities of less than 90 days. The money market fund in which the Company holds a portion of its cash invests in only investment grade money market instruments from a variety of industries, and therefore bears relatively low market risk.

### 4. Fair Value Measurements

The following tables set forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis at March 31, 2013 and March 31, 2012:

| | Balance at March 31, 2013 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| ASSETS | | | | |
| Cash and cash equivalents (1) | $ 105,999 | $ 105,999 | $ — | $ — |
| Restricted cash | 5,488 | 5,488 | — | — |
| Marketable securities (2) | 12,012 | 12,012 | — | — |
| | $ 123,499 | $ 123,499 | $ — | $ — |
| LIABILITIES | | | | |
| Contingent consideration related to acquisitions | $ 5,336 | — | $ — | $ 5,336 |
| | $ 5,336 | $ — | $ — | $ 5,336 |

| | Balance at March 31, 2012 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| ASSETS | | | | |
| Cash and cash equivalents (1) | $ 134,444 | $ 134,444 | $ — | $ — |
| Restricted cash | 1,962 | 1,962 | — | — |
| Marketable securities (2) | 4,987 | 4,987 | — | — |
| | $ 141,393 | $ 141,393 | $ — | $ — |
| LIABILITIES | | | | |
| Contingent consideration related to acquisitions | $ 6,556 | $ — | $ — | $ 6,556 |
| | $ 6,556 | $ — | $ — | $ 6,556 |

(1) Cash and cash equivalents consists of money market funds.
(2) Marketable securities consists of fixed-income securities.

The Company's contingent consideration liability is accounted for at fair value on a recurring basis and is adjusted to fair value when the carrying value differs from fair value. The categorization of the framework used to measure fair value of the contingent consideration liability is considered Level 3 due to the subjective nature of the unobservable inputs used. The fair values of the contingent consideration liability were estimated based on the probability of achieving certain business milestones and management's forecast of expected revenues. See Note 5.

The following table presents activity in the Company's financial assets and liabilities measured at fair value using significant unobservable inputs (Level 3), as March 31, 2013:

| | Total Liabilities |
|---|---|
| Balance at March 31, 2011 | $ 915 |
| Acquisitions (Note 5) | 6,104 |
| Earnout payments | (463) |
| Fair value adjustments | — |
| Balance at March 31, 2012 | $ 6,556 |
| Acquisitions (Note 5) | 2,862 |
| Earnout payments (1) | (5,354) |
| Fair value adjustments | 1,272 |
| Balance at March 31, 2013 | $ 5,336 |

(1) Earnout payments comprised of $2,354 in cash and $3,000 in common stock

***Non-Recurring Fair Value Measurements***

The Company has certain assets, including goodwill and other intangible assets, which are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The categorization of the framework used to measure fair value of the assets is considered Level 3 due to the subjective nature of the unobservable inputs used. During the year ended March 31, 2013, there were no adjustments to fair value of such assets, except for the intangible assets acquired from Matrix and Poseidon as discussed below in Note 5.

**5. Business Combinations**

On May 1, 2012, the Company acquired Poseidon, a leading provider of hospital emergency department documentation and web-based electronic medical record solutions. The Poseidon purchase price totaled $2,533. Poseidon operates under the Hospital Solutions Division.

On April 16, 2012, the Company acquired Matrix, a provider of revenue cycle management services, healthcare IT solutions and training, implementation and support centered around the NextGen Division's suite of practice management software and electronic health record solutions. The Matrix purchase price totaled $13,841. The purchase price included contingent consideration payable over an 18-month period with a fair value of $2,862, which shall not exceed $4,000. The goodwill associated with this acquisition is deductible for tax purposes. Matrix operates under the RCM Services Division.

The Company accounted for the Matrix and Poseidon acquisitions as purchase business combinations. The purchase price for each was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the applicable acquisition date. The fair value of the assets acquired and liabilities assumed represent management's estimate of fair value. The estimated fair value of the acquired tangible and intangible assets and liabilities assumed were determined using multiple valuation approaches depending on the type of tangible or intangible asset acquired, including but not limited to the income approach, the excess earnings method and the relief from royalty method approach.

The total purchase price for the Matrix and Poseidon acquisitions during the year ended March 31, 2013 are summarized as follows:

| | **Matrix** | **Poseidon** |
|---|---|---|
| Cash paid | $ 5,073 | $ 2,033 |
| Purchase price holdback | 853 | 500 |
| Common stock issued at fair value | 3,953 | — |
| Contingent consideration | 2,862 | — |
| Non-compete agreement | 1,100 | — |
| Total purchase price | $ 13,841 | $ 2,533 |

The following table summarizes the final purchase price allocations for the Matrix and Poseidon acquisitions:

| | Matrix | Poseidon |
|---|---|---|
| Fair value of the net tangible assets acquired and liabilities assumed: | | |
| Current assets (including accounts receivable of $1,287 and $111 for Matrix and Poseidon, respectively) | $ 1,755 | $ 143 |
| Equipment and improvements and other long-term assets | 966 | 39 |
| Accounts payable and accrued liabilities | (746) | — |
| Deferred revenues | — | (18) |
| Total net tangible assets acquired and liabilities assumed | 1,975 | 164 |
| Fair value of identifiable intangible assets acquired: | | |
| Trade Name | 150 | — |
| Customer relationships | 8,650 | 800 |
| Software technology | — | 1,150 |
| Non-compete agreement | 1,100 | — |
| Goodwill | 1,966 | 419 |
| Total identifiable intangible assets acquired | 11,866 | 2,369 |
| Total purchase price | $ 13,841 | $ 2,533 |

The pro forma effects of the Matrix and Poseidon acquisitions would not have been material to the Company's results of operations and are therefore not presented.

**6. Goodwill**

The Company does not amortize goodwill as our goodwill has been determined to have an indefinite useful life.

Goodwill by division consists of the following:

| | March 31, 2012 | Acquisitions | Impairment | March 31, 2013 |
|---|---|---|---|---|
| QSI Dental Division | $ 7,289 | $ — | $ — | $ 7,289 |
| NextGen Division | 1,840 | — | — | 1,840 |
| Hospital Solutions Division | 21,323 | 419 | (17,400) | 4,342 |
| RCM Services Division | 30,324 | 1,966 | — | 32,290 |
| Total goodwill | $ 60,776 | $ 2,385 | $ (17,400) | $ 45,761 |

During the second quarter of fiscal 2013, the operating performance of the Hospital Solutions Division ("Hospital reporting unit" or "Hospital") weakened, relative to the historic performance of this division. Revenues and operating results further declined during the third quarter of 2013. Accordingly, we assessed the conditions giving rise to the operating performance and evaluated the carrying amount of Hospital's goodwill balance. At such time, we concluded that the fair value of the Hospital reporting unit exceeded the carrying amount of the related goodwill, and therefore the value of the goodwill required no impairment. During the latter part of the quarter ended March 31, 2013, however, we reassessed the short-term and longer-term business strategies and operating expectations relating to the Hospital Solutions Division. From this assessment, we concluded that it was necessary to re-evaluate Hospital's goodwill for impairment during the fourth quarter of fiscal 2013.

Based upon the above, the Company performed step one of the goodwill impairment test and determined that the fair value of the Hospital reporting unit, which was based on a combination of discounted cash flow analysis and market approach, was lower than the carrying value. The failure of step one triggered step two of the impairment test.

As a result of the step two analysis, the Company determined the implied fair value of the Hospital reporting unit's goodwill and concluded that the carrying value of goodwill exceeded its implied fair value. Based upon the resulting computations, an impairment charge of $17.4 million was recognized during the fourth quarter of fiscal 2013.

The Company determined the implied fair value of the Hospital reporting unit's goodwill in the same manner as the amount of goodwill recognized in a business combination. Therefore, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Key assumptions affecting the results of the goodwill impairment test include: a) the near-term continuation of recent results of operations for the Division and b) our detailed reassessment of the strategies of the Division and the actions required to achieve those strategies. Such reassessment resulted in a reprioritization of the objectives for the Division in the next fiscal year and a determination that additional investment and expenditures would be required to achieve those objectives. Specifically, the Division will place client satisfaction as its highest priority, de-emphasizing near-term growth.

To achieve high client satisfaction, the Division plans to implement several initiatives designed to enhance the Division's ability to deliver better value for its customers including implementation, support, and software development. First, the Division will work to aggressively add employees to its implementation, support, and software development departments to increase the ratio of employees-to-customers. This will enable the Division to be more hands-on and responsive during the implementation and support phases. Additionally, during the next fiscal year, the Division plans to bear the cost of providing additional training and implementation services to certain customers, to enable those customers to make better use of the functionality of the system. We believe that by completing this work and adding to the support, implementation, and development teams, the Division will greatly improve its customer experience, and thereby help the Division improve its ability to have more of its client base serve as reference sites.

Additionally, the revenue assumptions relating to the Hospital Division outlook for the next several years reflect planned constraints on: a) the rate of new implementation engagements, to accommodate the client satisfaction initiative, and b) the timing and extent of product sales in light of other operational and product development considerations.

Though we have confidence in our assumptions regarding the future performance of the Hospital Solutions Division, if the future financial results relating to the Division fall short of our assumptions, the fair value of the reporting unit could be negatively impacted, resulting in an additional impairment of goodwill and/or other intangible assets.

The Company will continue to monitor the operating performance of its reporting units in future periods for evidence of any additional indicators of impairment.

## 7. Intangible Assets

In connection with the Poseidon acquisition, the Company recorded $1,950 of intangible assets related to customer relationships and software technology. The Company is amortizing the customer relationships over five years and the software technology over five years.

In connection with the Matrix acquisition, the Company recorded $9,900 of intangible assets related to a trade name, customer relationships and non-compete agreements. The Company is amortizing the trade name over six months, the customer relationships over five years and the non-compete over four years.

The Company's definite-lived intangible assets, other than capitalized software development costs, are summarized as follows:

| | March 31, 2013 | | | |
|---|---|---|---|---|
| | Customer Relationships | Trade Name & Contracts | Software Technology | Total |
| Gross carrying amount | $ 23,156 | $ 2,018 | $ 20,509 | $ 45,683 |
| Accumulated amortization | (10,028) | (1,112) | (6,993) | (18,133) |
| Net intangible assets | $ 13,128 | $ 906 | $ 13,516 | $ 27,550 |

| | March 31, 2012 | | | |
|---|---|---|---|---|
| | Customer Relationships | Trade Name & Contracts | Software Technology | Total |
| Gross carrying amount | $ 13,706 | $ 768 | $ 19,359 | $ 33,833 |
| Accumulated amortization | (5,901) | (606) | (4,067) | (10,574) |
| Net intangible assets | $ 7,805 | $ 162 | $ 15,292 | $ 23,259 |

Activity related to the intangible assets for the years ended March 31, 2013 and 2012 is summarized as follows:

| | Customer Relationships | Trade Name & Contracts | Software Technology | Total |
|---|---|---|---|---|
| Balance at March 31, 2011 | $ 6,327 | $ 208 | $ 10,355 | $ 16,890 |
| Acquisition | 3,500 | 130 | 7,240 | 10,870 |
| Amortization (1) | (2,022) | (176) | (2,303) | (4,501) |
| Balance at March 31, 2012 | 7,805 | 162 | 15,292 | 23,259 |
| Acquisition | 9,450 | 1,250 | 1,150 | 11,850 |
| Amortization (1) | (4,127) | (506) | (2,926) | (7,559) |
| Balance at March 31, 2013 | $ 13,128 | $ 906 | $ 13,516 | $ 27,550 |

(1) Amortization of the customer relationships and trade name intangible assets is included in operating expenses and amortization of the software technology intangible assets is included in cost of revenue for software and hardware.

The following table represents the remaining estimated amortization of definite-lived intangible assets as of March 31, 2013:

| For the year ended March 31, | |
|---|---|
| 2014 | $ 7,391 |
| 2015 | 6,335 |
| 2016 | 5,998 |
| 2017 | 5,228 |
| 2018 and beyond | 2,598 |
| Total | $ 27,550 |

**8. Capitalized Software Costs**

The Company's capitalized software development costs are summarized as follows:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Gross carrying amount | $ 94,676 | $ 65,221 |
| Accumulated amortization | (54,895) | (45,227) |
| Net capitalized software costs | $ 39,781 | $ 19,994 |

Activity related to net capitalized software costs for the years ended March 31, 2013 and 2012 is summarized as follows:

| | Fiscal Year Ended March 31, | |
|---|---|---|
| | 2013 | 2012 |
| Beginning of the year | $ 19,994 | $ 15,150 |
| Capitalized | 29,455 | 13,098 |
| Amortization | (9,668) | (8,254) |
| End of the year | $ 39,781 | $ 19,994 |

The following table represents the remaining estimated amortization of capitalized software costs as of March 31, 2013:

| For the year ended March 31, | |
|---|---|
| 2014 | $ 10,073 |
| 2015 | 13,294 |
| 2016 | 9,516 |
| 2017 | 6,323 |
| 2018 and beyond | 575 |
| Total | $ 39,781 |

**9. Composition of Certain Financial Statement Captions**

Accounts receivable include amounts related to maintenance and services that were billed but not yet rendered at each period end. Undelivered maintenance and services are included as a component of the deferred revenue balance on the accompanying consolidated balance sheets.

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Accounts receivable, gross | $ 160,080 | $ 154,237 |
| Allowance for doubtful accounts | (11,823) | (8,481) |
| Accounts receivable, net | $ 148,257 | $ 145,756 |

Inventories are summarized as follows:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Computer systems and components | $ 710 | $ 1,236 |
| Miscellaneous parts | — | 6 |
| Inventories | $ 710 | $ 1,242 |

Equipment and improvements are summarized as follows:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Computer equipment | $ 31,633 | $ 24,936 |
| Furniture and fixtures | 8,416 | 6,358 |
| Leasehold improvements | 7,125 | 4,906 |
| | 47,174 | 36,200 |
| Accumulated depreciation and amortization | (25,287) | (18,359) |
| Equipment and improvements, net | $ 21,887 | $ 17,841 |

Current and non-current deferred revenue are summarized as follows:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Maintenance | $ 12,085 | $ 12,742 |
| Implementation services | 36,899 | 55,235 |
| Annual license services | 9,906 | 11,730 |
| Undelivered software and other | 6,317 | 3,401 |
| Deferred revenue | $ 65,207 | $ 83,108 |
| Deferred revenue, net of current | $ 1,219 | $ 1,293 |

Accrued compensation and related benefits are summarized as follows:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Payroll, bonus and commission | $ 3,842 | $ 4,890 |
| Vacation | 8,073 | 6,980 |
| Accrued compensation and related benefits | $ 11,915 | $ 11,870 |

Other current and non-current liabilities are summarized as follows:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Contingent consideration and other liabilities related to acquisitions | $ 8,426 | $ 5,482 |
| Care services liabilities | 5,488 | 1,962 |
| Accrued Consulting | 2,602 | 880 |
| Accrued EDI expense | 1,452 | 2,588 |
| Self insurance reserve | 1,336 | 934 |
| Accrued royalties | 1,331 | 1,974 |
| Sales tax payable | 869 | 527 |
| Deferred rent | 689 | 610 |
| Outside commission payable | 461 | 520 |
| Accrued travel | 384 | 509 |
| Customer deposits | 262 | 1,297 |
| Other accrued expenses | 3,208 | 2,285 |
| Other current liabilities | $ 26,508 | $ 19,568 |
| | | |
| Deferred rent | $ 2,448 | $ 2,476 |
| Contingent consideration and other liabilities related to acquisitions | 1,382 | 2,989 |
| Other liabilities | 119 | 137 |
| Other non-current liabilities | $ 3,949 | $ 5,602 |

**10. Income Tax**

During the years ended March 31, 2013, 2012, and 2011, the Company recognized federal research and development tax credits of $1,461, $1,055 and $927, respectively, and state research and development tax credits of approximately $145, $165 and $119, respectively. The Internal Revenue Service ("IRS") statute related to research and development credits expired on December 31, 2011 and was retroactively reinstated on January 2, 2013 for 2012 and 2013. The Company's research and development credits claimed for the year ended March 31, 2012 represent credits for the nine-month period from April 1, 2011 through December 31, 2011. The credit for the year ended March 31, 2013 includes the twelve month period from April 1, 2012 through March 31, 2013.

The Company also claimed the qualified production activities deduction under Section 199 of the Internal Revenue Code ("IRC") for $9,032, $10,025, and $8,134 (pre-tax) during the years ended March 31, 2013, 2012, and 2011, respectively. The research and development credits and the qualified production activities income deduction calculated by the Company involve certain assumptions and judgments regarding qualification of expenses under the relevant tax code provisions.

The provision (benefit) for income taxes consists of the following components:

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Current: | | | |
| Federal taxes | $ 30,382 | $ 36,109 | $ 28,979 |
| State taxes | 5,019 | 8,614 | 6,501 |
| Foreign taxes | 190 | 73 | — |
| Total current taxes | 35,591 | 44,796 | 35,480 |
| Deferred: | | | |
| Federal taxes | $ (8,469) | $ (3,571) | $ (2,168) |
| State taxes | (742) | (502) | (502) |
| Foreign taxes | (190) | (73) | — |
| Total deferred taxes | (9,401) | (4,146) | (2,670) |
| Provision for income taxes | $ 26,190 | $ 40,650 | $ 32,810 |

The provision for income taxes differs from the amount computed at the federal statutory rate as follows:

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Current: | | | |
| Federal income tax statutory rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) resulting from: | | | |
| State income taxes, net of Federal benefit | 4.0 | 4.5 | 4.1 |
| Research and development tax credits | (2.1) | (0.9) | (1.0) |
| Qualified production activities income deduction | (4.6) | (3.0) | (3.0) |
| Impairment of goodwill | 7.5 | — | — |
| Other | (1.8) | (0.6) | (0.3) |
| Effective income tax rate | 38.0% | 35.0% | 34.8% |

The net deferred tax assets and liabilities in the accompanying consolidated balance sheets consist of the following:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| Deferred tax assets: | | |
| Deferred revenue | $ 11,483 | $ 8,618 |
| Inventory valuation | 224 | 113 |
| Accrued compensation and benefits | 3,898 | 3,788 |
| Deferred compensation | 1,615 | 1,455 |
| State income taxes | 17 | 255 |
| Compensatory stock option expense | 2,291 | 1,828 |
| Allowance for doubtful accounts | 7,182 | 4,235 |
| Other | 3,207 | 4,813 |
| Total deferred tax assets | 29,917 | 25,105 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | $ (1,876) | $ (2,319) |
| Capitalized software | (7,717) | (7,797) |
| Intangibles assets | (4,124) | (7,307) |
| Prepaid expense | (1,859) | (2,979) |
| Other | — | 73 |
| Total deferred tax liabilities | (15,576) | (20,329) |
| Deferred tax assets (liabilities), net | $ 14,341 | $ 4,776 |

The deferred tax assets and liabilities have been shown net in the accompanying consolidated balance sheets based on the long-term or short-term nature of the items that give rise to the deferred amount. No valuation allowance has been made against the deferred tax assets as management expects to receive the full benefit of the assets recorded.

***Uncertain tax positions***

A reconciliation of the beginning and ending amount of unrecognized tax benefits, which is recorded in income taxes payable in the Company's consolidated balance sheet, is as follows:

| | |
|---|---|
| Balance at March 31, 2011 | $ 672 |
| Additions for prior year tax positions | 26 |
| Reductions for prior year tax positions | (285) |
| Balance at March 31, 2012 | $ 413 |
| Additions for current/prior year tax positions | 455 |
| Reductions for prior year tax positions | (135) |
| Balance at March 31, 2013 | $ 733 |

The total amount of unrecognized tax benefit that, if recognized, would decrease the income tax provision is $733.

The Company's continuing practice is to recognize estimated interest and/or penalties related to income tax matters in general and administrative expenses. The Company had approximately $118 and $75 of accrued interest related to income tax matters at March 31, 2013 and 2012, respectively. No penalties were accrued.

The Company is no longer subject to U.S. federal income tax examinations for tax years before 2012. With few exceptions, the Company is no longer subject to state or local income tax examinations for tax years before 2008. The Company does not anticipate that total unrecognized tax benefits will significantly change due to the settlement of audits or the expiration of statute of limitations within the next twelve months.

### 11. Employee Benefit Plans

The Company has a 401(k) plan available to substantially all of its employees. Participating employees may defer up to the IRS limit based on the IRC per year. The annual contribution is determined by a formula set by the Company's Board of Directors and may include matching and/or discretionary contributions. The amount of the Company match is discretionary and subject to change. The retirement plans may be amended or discontinued at the discretion of the Board of Directors. Contributions of $889, $630 and $479 were made by the Company to the 401(k) plan for the years ended March 31, 2013, 2012 and 2011, respectively.

The Company has a deferred compensation plan (the "Deferral Plan") for the benefit of those employees who qualify for inclusion. Participating employees may defer up to 75% of their salary and 100% of their annual bonus for a Deferral Plan year. In addition, the Company may, but is not required to, make contributions into the Deferral Plan on behalf of participating employees, and the amount of the Company match is discretionary and subject to change. Each employee's deferrals together with earnings thereon are accrued as part of the long-term liabilities of the Company. Investment decisions are made by each participating employee from a family of mutual funds. Deferred compensation liability was $3,809 and $3,497 at March 31, 2013 and 2012, respectively. To offset this liability, the Company has purchased life insurance policies on some of the participants. The Company is the owner and beneficiary of the policies and the cash values are intended to produce cash needed to help make the benefit payments to employees when they retire or otherwise leave the Company. The Company intends to hold the life insurance policy until the death of the plan participant. The net cash surrender value of the life insurance policies for deferred compensation was $3,728 and $2,959 at March 31, 2013 and 2012, respectively. The values of the life insurance policies and the related Company obligation are included on the accompanying consolidated balance sheets in long-term other assets and long-term deferred compensation, respectively. The Company made contributions of $49, $66 and $33 to the Deferral Plan for the years ended March 31, 2013, 2012 and 2011, respectively.

The Company has a voluntary employee stock contribution plan for the benefit of full-time employees. The plan is designed to allow qualified employees to acquire shares of the Company's common stock through automatic payroll deduction. Each eligible employee may authorize the withholding of up to 10% of his or her gross payroll each pay period to be used to purchase shares on the open market by a broker designated by the Company. In addition, the Company will match 5%of each employee's contribution and will pay all brokerage commissions and fees in connection with each purchase. The amount of the Company match is discretionary and subject to change. The plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, and is therefore not required to comply with that Act. Contributions of approximately $47, $47 and $39 were made by the Company for the years ended March 31, 2013, 2012 and 2011, respectively.

### 12. Share-Based Awards

***Employee Stock Option Plans***

In September 1998, the Company's shareholders approved a stock option plan (the "1998 Plan") under which 8,000,000 shares of common stock were reserved for the issuance of options. The 1998 Plan provides that employees, directors and consultants of the Company may, at the discretion of the Board of Directors or a duly designated compensation committee, be granted options to purchase shares of common stock. The exercise price of each option granted was determined by the Board of Directors at the date of grant, and options under the 1998 Plan expire no later than ten years from the grant date. Options granted will generally become exercisable in accordance with the terms of the agreement pursuant to which they were granted. Certain option grants to directors became exercisable three months from the date of grant. Upon an acquisition of the Company by merger or asset sale, each outstanding option may be subject to accelerated vesting under certain circumstances. The 1998 Plan terminated on December 31, 2007. As of March 31, 2013, there were 40,000 outstanding options related to the 1998 Plan.

In October 2005, the Company's shareholders approved a stock option and incentive plan (the "2005 Plan") under which 4,800,000 shares of common stock were reserved for the issuance of awards, including stock options, incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, performance shares, performance units (including performance options) and other share-based awards. The 2005 Plan provides that employees, directors and consultants of the Company may, at the discretion of the Board of Directors or a duly designated compensation committee, be granted awards to acquire shares of common stock. The exercise price of each option award shall be determined by the Board of Directors at the date of grant in accordance with the terms of the 2005 Plan, and under the 2005 Plan awards expire no later than ten years from the grant date. Options granted will generally become exercisable in accordance with the terms of the agreement pursuant to which they were granted. Upon an acquisition of the Company by merger or asset sale, each outstanding option may be subject to accelerated vesting under certain circumstances. The 2005 Plan terminates on May 25, 2015, unless terminated earlier by the Board of Directors. As of March 31, 2013, there were 1,119,183 outstanding options and 3,012,491 shares available for future grant related to the 2005 Plan.

A summary of stock option transactions during the years ended March 31, 2013, 2012 and 2011 is as follows:

| | Number of Shares | Weighted-Average Exercise Price per Share | Weighted-Average Remaining Contractual Life (years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding, March 31, 2010 | 1,743,926 | $ 21.58 | | |
| Granted | 110,000 | 29.15 | | |
| Exercised | (307,428) | 18.60 | | $ 7,093 |
| Forfeited/Canceled | (148,942) | 27.50 | | |
| Outstanding, March 31, 2011 | 1,397,556 | $ 22.20 | | |
| Granted | 459,400 | 43.04 | | |
| Exercised | (697,157) | 18.34 | | $ 17,698 |
| Forfeited/Canceled | (171,462) | 36.66 | | |
| Outstanding, March 31, 2012 | 988,337 | $ 32.09 | 5.4 | |
| Granted | 556,500 | 27.78 | 7.2 | |
| Exercised | (56,366) | 16.81 | 0.3 | $ 82 |
| Forfeited/Canceled | (329,288) | 31.42 | 5.8 | |
| Outstanding, March 31, 2013 | 1,159,183 | $ 30.54 | 5.5 | $ 31 |
| Vested and expected to vest, March 31, 2013 | 1,096,365 | $ 30.98 | 5.5 | $ 31 |
| Exercisable, March 31, 2013 | 354,843 | $ 27.72 | 3.3 | $ 29 |

The Company utilizes the Black-Scholes valuation model for estimating the fair value of share-based compensation with the following assumptions:

| | Year Ended March 31, 2013 | Year Ended March 31, 2012 | Year Ended March 31, 2011 |
|---|---|---|---|
| Expected life | 5.0 years | 4.3 years | 4.2 years |
| Expected volatility | 41.3% - 45.1% | 41.2% | 42.6% - 44.7% |
| Expected dividends | 2.4% - 4.0% | 1.6% | 1.9% - 2.2% |
| Risk-free rate | 0.7% - 0.8% | 1.8% | 1.5% - 2.1% |

The weighted-average grant date fair value of stock options granted during the years ended March 31, 2013, 2012 and 2011 was $8.22, $13.32 and $9.24 per share, respectively.

The Company issues new shares to satisfy option exercises. Based on historical experience of option cancellations, the Company has estimated an annualized forfeiture rate of 8.0%, 4.1% and 3.6% for employee options for the years ended March 31, 2013, 2012 and 2011 and 0.0% for director options for the years ended March 31, 2013, 2012 and 2011. Forfeiture rates will be adjusted over the requisite service period when actual forfeitures differ, or are expected to differ, from the estimate.

During the years ended March 31, 2013, 2012 and 2011, a total of 556,500, 459,400 and 110,000 options, respectively, were granted under the 2005 Plan at an exercise price equal to the market price of the Company's common stock on the date of grant. A summary of stock options granted under the 2005 Plan during the years ended March 31, 2013, 2012 and 2011 is as follows:

| Option Grant Date | Number of Shares | Exercise Price | Vesting Terms (1) | Expires |
|---|---|---|---|---|
| January 23, 2013 | 40,000 | $ 19.00 | Five years | January 23, 2021 |
| November 5, 2012 | 5,000 | $ 17.68 | Five years | November 5, 2020 |
| September 25, 2012 | 20,000 | $ 18.42 | Five years | September 25, 2020 |
| May 24, 2012 | 346,000 | $ 29.17 | Five years | May 24, 2020 |
| May 24, 2012 | 30,000 | $ 29.17 | Four years | May 24, 2020 |
| May 23, 2012 | 115,500 | $ 29.45 | Five years | May 23, 2020 |
| Fiscal year 2013 option grants | 556,500 | | | |
| May 31, 2011 | 459,400 | $ 43.04 | Five years | May 31, 2019 |
| Fiscal year 2012 option grants | 459,400 | | | |
| November 29, 2010 | 20,000 | $ 32.16 | Five years | November 29, 2018 |
| August 3, 2010 | 10,000 | $ 27.62 | Five years | August 3, 2018 |
| June 4, 2010 | 50,000 | $ 28.15 | Five years | June 4, 2018 |
| June 2, 2010 | 30,000 | $ 29.31 | Five years | June 2, 2018 |
| Fiscal year 2011 option grants | 110,000 | | | |

(1) Options vest in equal annual installments on each grant anniversary date beginning one year after the grant date.

***Performance-Based Awards***

On May 24, 2012, the Board of Directors approved its fiscal year 2013 equity incentive program for certain employees to be awarded options to purchase the Company's common stock. The maximum number of options available under the equity incentive program plan is 600,000, of which 220,000 are reserved for the Company's named executive officers and 380,000 for non-executive employees of the Company. Under the program, executives are eligible to receive cash bonuses and options based on meeting certain target increases in EPS performance and revenue and operating income growth during fiscal year 2013. Under the program, the non-executive employees are eligible to receive options based on satisfying certain management established criteria and recommendations of senior management. The options shall be issued pursuant to one of the Company's shareholder approved option plans, have an exercise price equal to the closing price of the Company's shares on the date of grant, a term of eight years and vesting in five equal annual installments commencing one year following the date of grant.

Compensation expense associated with the performance based awards under the Company's equity incentive plans are initially based on the number of options expected to vest after assessing the probability that certain performance criteria will be met. Cumulative adjustments are recorded quarterly to reflect subsequent changes in the estimated outcome of performance-related conditions. The Company utilized the Black-Scholes option valuation model with the assumptions below and recorded stock compensation expense related to the performance based awards of $616 and $788 for the years ended March 31, 2012 and 2011, respectively. Stock compensation expense related to the performance based awards was not significant for the year ended March 31, 2013.

| | Year Ended March 31, 2013 | Year Ended March 31, 2012 | Year Ended March 31, 2011 |
|---|---|---|---|
| Expected life | 5.0 years | 4.3 years | 4.3 years |
| Expected volatility | 41.7% - 45.0% | 41.2% - 42.2% | 41.6% |
| Expected dividends | 2.5% - 4.0% | 1.4% - 1.9% | 1.5% |
| Risk-free rate | 0.6% - 0.7% | 0.8 % - 1.8% | 2.2% |

Non-vested stock option award activity, including employee stock options and performance-based awards, during the years ended March 31, 2013, 2012 and 2011 is summarized as follows:

| | Non-Vested Number of Shares | Weighted-Average Grant-Date Fair Value per Share |
|---|---|---|
| Outstanding, March 31, 2010 | 1,221,672 | $ 7.63 |
| Granted | 110,000 | 9.24 |
| Vested | (379,694) | 6.43 |
| Forfeited/Canceled | (148,942) | 9.41 |
| Outstanding, March 31, 2011 | 803,036 | $ 8.08 |
| Granted | 459,400 | 13.32 |
| Vested | (312,655) | 7.22 |
| Forfeited/Canceled | (171,462) | 11.55 |
| Outstanding, March 31, 2012 | 778,319 | $ 10.76 |
| Granted | 556,500 | 8.22 |
| Vested | (201,191) | 8.43 |
| Forfeited/Canceled | (329,288) | 9.92 |
| Outstanding, March 31, 2013 | 804,340 | $ 9.89 |

As of March 31, 2013, $5,575 of total unrecognized compensation costs related to stock options is expected to be recognized over a weighted-average period of 3.6 years. This amount does not include the cost of new options that may be granted in future periods or any changes in the Company's forfeiture percentage. The total fair value of options vested during the years ended March 31, 2013, 2012 and 2011 was $1,696, $2,256 and $2,442, respectively.

***Restricted Stock***

On May 24, 2012, the Board of Directors approved its 2013 Director Compensation Program, whereby each non-employee director is to be awarded shares of restricted stock upon election or re-election to the Board of Directors. The shares of restricted stock are awarded under the 2005 Plan. Such shares of restricted stock vest in two equal, annual installments on the first and second anniversaries of the grant date and are nontransferable for one year following vesting. The weighted-average grant date fair value for the restricted stock was estimated using the market price of the common stock on the date of grant. The fair value of the restricted stock is amortized on a straight-line basis over the vesting period.

The Company recorded compensation expense related to restricted stock of approximately $566, $540 and $427 for the years ended March 31, 2013, 2012 and 2011, respectively. Restricted stock activity for the years ended March 31, 2013, 2012 and 2011 is summarized as follows:

| | Number of Shares | Weighted-Average Grant-Date Fair Value per Share |
|---|---|---|
| Outstanding, March 31, 2010 | 16,000 | $ 26.93 |
| Granted | 18,292 | 27.31 |
| Vested | (11,396) | 27.22 |
| Outstanding, March 31, 2011 | 22,896 | $ 27.09 |
| Granted | 22,668 | 39.75 |
| Vested | (15,563) | 27.51 |
| Outstanding, March 31, 2012 | 30,001 | $ 36.32 |
| Granted | 18,939 | 19.32 |
| Vested | (18,555) | 32.14 |
| Outstanding, March 31, 2013 | 30,385 | $ 27.09 |

As of March 31, 2013, $529 of total unrecognized compensation costs related to restricted stock is expected to be recognized over a weighted-average period of 1.7 years. This amount does not include the cost of new restricted stock that may be granted in future periods.

## 13. Commitments, Guarantees and Contingencies

The Company leases facilities and offices under irrevocable operating lease agreements expiring at various dates with rent escalation clauses. Rent expense related to these leases is recognized on a straight-line basis over the lease terms. Rent expense for the years ended March 31, 2013, 2012 and 2011 was $5,753, $4,330 and $3,964, respectively. The following table summarizes our significant contractual obligations, including rental commitments, at March 31, 2013:

| | | For the year ended March 31, | | | | |
|---|---|---|---|---|---|---|
| Contractual Obligations | Total | 2014 | 2015 | 2016 | 2017 | 2018 and beyond |
| Operating lease obligations | $ 32,848 | $ 8,152 | $ 7,043 | $ 6,519 | $ 4,595 | $ 6,539 |
| Contingent consideration and other acquisition related liabilities | 3,050 | 1,778 | 646 | 313 | 313 | — |
| Total | $ 35,898 | $ 9,930 | $ 7,689 | $ 6,832 | $ 4,908 | $ 6,539 |

***Commitments and Guarantees***

The Company's software license agreements include a performance guarantee that the Company's software products will substantially operate as described in the applicable program documentation for a period of 365 days after delivery. To date, the Company has not incurred any significant costs associated with its performance guarantee or other related warranties and does not expect to incur significant warranty costs in the future. Therefore, no accrual has been made for potential costs associated with these warranties. Certain arrangements also include performance guarantees related to response time, availability for operational use, and other performance-related guarantees. Certain arrangements also include penalties in the form of maintenance credits should the performance of the software fail to meet the performance guarantees. To date, the Company has not incurred any significant costs associated with these warranties and does not expect to incur significant warranty costs in the future. Therefore, no accrual has been made for potential costs associated with these warranties.

The Company has historically offered short-term rights of return in certain sales arrangements. If the Company is able to estimate returns for these types of arrangements and all other criteria for revenue recognition have been met, revenue is recognized and these arrangements are recorded in the consolidated financial statements. If the Company is unable to estimate returns for these types of arrangements, revenue is not recognized in the consolidated financial statements until the rights of return expire, provided also, that all other criteria of revenue recognition have been met.

Certain standard sales agreements contain a money back guarantee providing for a performance guarantee that is already part of the software license agreement as well as training and support. The money back guarantee also warrants that the software will remain robust and flexible to allow participation in the federal health incentive programs. The specific elements of the performance guarantee pertain to aspects of the software, which the Company has already tested and confirmed to consistently meet using the Company's existing software without any modifications or enhancements. To date, the Company has not incurred any costs associated with this guarantee and does not expect to incur significant costs in the future. Therefore, no accrual has been made for potential costs associated with this guarantee.

The Company's standard sales agreements contain an indemnification provision pursuant to which it shall indemnify, hold harmless, and reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with any United States patent, any copyright or other intellectual property infringement claim by any third-party with respect to its software. As the Company has not incurred any significant costs to defend lawsuits or settle claims related to these indemnification agreements, the Company believes that its estimated exposure on these agreements is currently minimal. Accordingly, the Company has no liabilities recorded for these indemnification obligations.

### 14. Operating Segment Information

The Company has four reportable segments that are evaluated regularly by its chief decision making group (Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) in deciding how to allocate resources and in assessing performance.

Operating segment data is as follows:

| | Fiscal Year Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenue: | | | |
| QSI Dental Division | $ 19,990 | $ 19,596 | $ 19,966 |
| NextGen Division | 344,315 | 325,467 | 266,546 |
| Hospital Solutions Division | 31,413 | 34,463 | 17,898 |
| RCM Services Division | 64,511 | 50,309 | 48,953 |
| Consolidated revenue | $ 460,229 | $ 429,835 | $ 353,363 |
| Operating income (loss): | | | |
| QSI Dental Division | $ 3,020 | $ 3,352 | $ 4,672 |
| NextGen Division | 120,974 | 127,032 | 104,391 |
| Hospital Solutions Division | (4,354) | 10,417 | 5,362 |
| RCM Services Division | 8,180 | 5,835 | 4,235 |
| Unallocated corporate expense (1) | (58,720) | (30,437) | (24,568) |
| Consolidated operating income | $ 69,100 | $ 116,199 | $ 94,092 |

(1) Unallocated corporate expense includes eliminations relating to QSIH revenues and related expenses included in the results of operating segments. For the years ended March 31, 2013, 2012 and 2011, eliminations were not significant. For fiscal year 2013, unallocated corporate expense also includes the impairment of goodwill.

Management evaluates performance based upon stand-alone segment operating income. Because the Company does not evaluate performance based upon return on assets at the operating segment level, assets are not tracked internally by segment. Therefore, segment asset information is not presented.

### 15. Subsequent Events

On May 22, 2013, the Board of Directors approved a quarterly cash dividend of $0.175 per share on the Company's outstanding shares of common stock, payable to shareholders of record as of June 14, 2013 with an expected distribution date on or about July 5, 2013.

## 16. Selected Quarterly Operating Results

The following table presents quarterly unaudited consolidated financial information for the eight quarters preceding March 31, 2013. Such information is presented on the same basis as the annual information presented in the accompanying consolidated financial statements. In management's opinion, this information reflects all adjustments that are necessary for a fair presentation of the results for these periods.

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (Unaudited) | 6/30/2011 | 9/30/2011 | 12/31/2011 | 3/31/2012 | 6/30/2012 | 9/30/2012 | 12/31/2012 | 3/31/2013 |
| Revenues: | | | | | | | | |
| Software and hardware | $ 28,911 | $ 31,860 | $ 35,074 | $ 26,562 | $ 25,844 | $ 23,720 | $ 21,899 | $ 17,109 |
| Implementation and training services | 5,472 | 6,094 | 6,555 | 8,270 | 12,046 | 8,535 | 7,266 | 7,161 |
| System sales | 34,383 | 37,954 | 41,629 | 34,832 | 37,890 | 32,255 | 29,165 | 24,270 |
| Maintenance | 31,502 | 35,214 | 36,245 | 35,871 | 38,568 | 38,715 | 39,463 | 40,025 |
| Electronic data interchange services | 12,092 | 11,985 | 12,101 | 13,081 | 13,823 | 15,024 | 15,209 | 15,653 |
| Revenue cycle management and related services | 11,881 | 11,142 | 11,147 | 11,402 | 14,401 | 14,486 | 15,015 | 15,317 |
| Other services | 10,584 | 11,339 | 11,643 | 13,808 | 13,614 | 15,648 | 15,658 | 16,030 |
| Maintenance, EDI, RCM and other services | 66,059 | 69,680 | 71,136 | 74,162 | 80,406 | 83,873 | 85,345 | 87,025 |
| Total revenues | 100,442 | 107,634 | 112,765 | 108,994 | 118,296 | 116,128 | 114,510 | 111,295 |
| Cost of revenue: | | | | | | | | |
| Software and hardware | 4,614 | 4,187 | 4,622 | 4,976 | 5,771 | 5,624 | 4,660 | 5,695 |
| Implementation and training services | 4,075 | 5,050 | 5,994 | 6,179 | 9,145 | 7,507 | 7,221 | 7,023 |
| Total cost of system sales | 8,689 | 9,237 | 10,616 | 11,155 | 14,916 | 13,131 | 11,881 | 12,718 |
| Maintenance | 3,854 | 3,994 | 4,412 | 4,844 | 4,811 | 4,741 | 5,259 | 5,505 |
| Electronic data interchange services | 7,962 | 7,964 | 7,890 | 8,606 | 9,248 | 9,151 | 9,852 | 10,099 |
| Revenue cycle management and related services | 8,826 | 8,456 | 8,405 | 8,608 | 10,870 | 10,556 | 10,918 | 10,980 |
| Other services | 5,597 | 6,369 | 7,011 | 8,728 | 8,550 | 8,785 | 8,686 | 8,995 |
| Total cost of maintenance, EDI, RCM and other services | 26,239 | 26,783 | 27,718 | 30,786 | 33,479 | 33,233 | 34,715 | 35,579 |
| Total cost of revenue | 34,928 | 36,020 | 38,334 | 41,941 | 48,395 | 46,364 | 46,596 | 48,297 |
| Gross profit | 65,514 | 71,614 | 74,431 | 67,053 | 69,901 | 69,764 | 67,914 | 62,998 |
| Operating expenses: | | | | | | | | |
| Selling, general and administrative | 29,386 | 32,169 | 33,096 | 34,195 | 36,681 | 37,832 | 35,532 | 38,308 |
| Research and development costs | 6,827 | 7,358 | 8,277 | 8,907 | 8,576 | 6,272 | 7,786 | 8,231 |
| Amortization of acquired intangible assets | 482 | 520 | 543 | 653 | 1,137 | 1,316 | 1,212 | 1,194 |
| Impairment of goodwill | — | — | — | — | — | — | — | 17,400 |
| Total operating expenses | 36,695 | 40,047 | 41,916 | 43,755 | 46,394 | 45,420 | 44,530 | 65,133 |
| Income (loss) from operations | 28,819 | 31,567 | 32,515 | 23,298 | 23,507 | 24,344 | 23,384 | (2,135) |
| Interest income (expense), net | 82 | 75 | 55 | 35 | 35 | (62) | 13 | (93) |
| Other income (expense), net | (38) | (144) | (218) | 261 | (213) | 220 | (122) | 36 |
| Income (loss) before provision for income taxes | 28,863 | 31,498 | 32,352 | 23,594 | 23,329 | 24,502 | 23,275 | (2,192) |
| Provision for income taxes | 9,880 | 11,002 | 11,247 | 8,521 | 7,832 | 8,811 | 7,649 | 1,898 |
| Net income (loss) | $ 18,983 | $ 20,496 | $ 21,105 | $ 15,073 | $ 15,497 | $ 15,691 | $ 15,626 | $ (4,090) |
| Net income (loss) per share: | | | | | | | | |
| Basic* | $ 0.33 | $ 0.35 | $ 0.36 | $ 0.26 | $ 0.26 | $ 0.26 | $ 0.26 | $ (0.07) |
| Diluted* | $ 0.32 | $ 0.35 | $ 0.36 | $ 0.25 | $ 0.26 | $ 0.26 | $ 0.26 | $ (0.07) |
| Weighted-average shares outstanding: | | | | | | | | |
| Basic | 58,362 | 58,511 | 58,847 | 59,048 | 59,281 | 59,347 | 59,400 | 59,541 |
| Diluted | 58,800 | 58,902 | 59,128 | 59,232 | 59,388 | 59,386 | 59,405 | 59,541 |
| Dividends declared per common share | $ 0.175 | $ 0.175 | $ 0.175 | $ 0.175 | $ 0.175 | $ 0.175 | $ 0.175 | $ 0.175 |

* Quarterly EPS may not sum to annual EPS due to rounding

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| (in thousands) For the year ended | Sales Return Reserve | | | |
|---|---|---|---|---|
| | Balance at Beginning of Year | Additions Charged Against Revenue | Deductions | Balance at End of Year |
| March 31, 2013 | $ 2,229 | $ 4,277 | $ — | $ 6,506 |
| March 31, 2012 | $ 1,726 | $ 503 | $ — | $ 2,229 |
| March 31, 2011 | $ 961 | $ 765 | $ — | $ 1,726 |

| (in thousands) For the year ended | Allowance for Doubtful Accounts | | | |
|---|---|---|---|---|
| | Balance at Beginning of Year | Additions Charged to Costs and Expenses | Deductions | Balance at End of Year |
| March 31, 2013 | $ 8,481 | $ 6,885 | $ (3,543) | $ 11,823 |
| March 31, 2012 | $ 6,717 | $ 5,715 | $ (3,951) | $ 8,481 |
| March 31, 2011 | $ 4,489 | $ 3,780 | $ (1,552) | $ 6,717 |

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## CORPORATE INFORMATION

### BOARD OF DIRECTORS

**Sheldon Razin**
Chairman of the Board and Founder,
Quality Systems, Inc.

**Steven T. Plochocki**
President and Chief Executive Officer,
Quality Systems, Inc.

**Michael Aghajanian**
Retired President and CEO,
PRTM Management Consulting

**Craig A. Barbarosh**
Partner, Katten Muchin Rosenman LLP

**George H. Bristol**
Managing Director, Janas Associates

**Mark H. Davis**
Healthcare IT & Technology Advisor

**D. Russell Pflueger**
Chairman and Chief Executive Officer,
Quiescence Medical, Inc.

**Lance E. Rosenzweig**
Chief Executive Officer, LibertadCard, Inc.

### OFFICERS OF THE COMPANY

**Steven T. Plochocki**
President and Chief Executive Officer

**Paul A. Holt**
Executive Vice President, Chief Financial Officer

**Jocelyn A. Leavitt**
Executive Vice President, General Counsel and Secretary

**Daniel J. Morefield**
Executive Vice President, Chief Operating Officer

**Donn E. Neufeld**
Executive Vice President, EDI and Dental

**Stephen K. Puckett**
Executive Vice President, Chief Technology Officer

**Monte L. Sandler**
Executive Vice President, NextGen RCM Services

### LEGAL COUNSEL

**Rutan & Tucker, LLP**
Costa Mesa, California

### INDEPENDENT AUDITORS

**PricewaterhouseCoopers LLP**
Irvine, California

### STOCK TRANSFER AGENT & REGISTRAR

**Computershare**
Glendale, California

### ANNUAL MEETING

2013 Annual Shareholders' Meeting is scheduled to be held on Thursday, August 15, 2013 at 1:00 PM Pacific Time.

The meeting will be held at:
The Marriott Hotel
18000 Von Karman Avenue
Irvine, California 92612

The meeting may be subject to change or postponement by Quality Systems' Board of Directors.

### FORM 10-K

A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available on the Company's website at www.qsii.com or by contacting the Company at:

Quality Systems, Inc.
Attention: Investor Relations
18111 Von Karman Avenue, Suite 700
Irvine, California 92612
949.255.2600

## FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report to Shareholders and in our Annual Report on Form 10-K ("Form 10-K") contained herein (collectively, this "Report"), other reports and proxy statements filed with the Securities and Exchange Commission ("Commission"), communications to shareholders, press releases and oral statements made by our representatives that are not historical in nature, or that state our or management's intentions, hopes, beliefs, expectations or predictions of the future, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "will be," "will lead," "will assist," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," "potentially" or "estimate" or variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors discussed in Item 1A of our Form 10-K as well as factors discussed elsewhere in this and other reports and documents we file with the Commission. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time unless required by law. Interested persons are urged to review the risks described under Item 1A, "Risk Factors" and in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, as well as in our other public disclosures and filings with the Commission.

DESIGN: Barker Design, Inc. PRINTING: RR Donnelley PHOTOGRAPHY: Peter Olson Photography

## CORPORATE HEADQUARTERS/QSIDENTAL LOCATION

18111 Von Karman Avenue, Suite 700
Irvine, California 92612
949.255.2600

www.qsii.com

## NEXTGEN HEALTHCARE LOCATIONS

795 Horsham Road
Horsham, Pennsylvania 19044
215.657.7010

3340 Peachtree Road NE, Suite 2700
Atlanta, Georgia 30326
404.467.1500

115 Grand Avenue, Suite 213
Southlake, Texas 76092
215.657.7010

1836 Lackland Hill Parkway
St. Louis, Missouri 63146
314.989.0300

11350 McCormick Road
Executive Plaza IV, Suite 600
Hunt Valley, Maryland 21031
443.933.4300

12301-B Riata Trace Parkway, Suite 200
Austin, Texas 78727
512.336.7200

2840 Hillcreek Drive
Augusta, Georgia 30909
706.869.9960

2451 Cumberland Parkway Southeast
Atlanta, Georgia 30339
404.261.0401

5200 Stoneham Road, Suite 210
North Canton, Ohio 44720
330.470.3700

www.nextgen.com

## QSI HEALTHCARE PRIVATE LIMITED LOCATION

Pritech Park SEZ
Block 11A, Second Floor
Outer Ring Road, Bellandur Post
Bangalore – 560103
Karnataka India
011.91.80.4907.2400